Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take    no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. (a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 00525)
2020 ANNUAL RESULT ANNOUNCEMENT
The Board of Directors of Guangshen Railway Company Limited (the “Company”) is pleased to announce the audited results of the Company and its subsidiaries for the year ended 31 December 2020. This announcement, containing the full text of the 2020 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of annual results. Printed version of the Company’s 2020 Annual Report will be available on the websites of the HKExnews of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.gsrc.com on 29 March 2021 and will be despatched to holders of H shares of the Company as soon as practicable.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT    001
Important Notice
1. The board of directors (“Director(s)”) of the Company (the “Board”), the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that the contents of this annual report are true, accurate and complete, and there are no misrepresentations, misleading statements or material omissions in this annual report, and jointly and severally accept the related legal responsibility.
2. All Directors of the Company attended the meeting of the Board to consider this annual report.
3. PricewaterhouseCoopers issued an audit report for the Company with standardized and unqualified audit opinions.
4. Wu Yong, Chairman of the Board of the Company, Hu Lingling, General Manager, Luo Xinpeng, Chief Accountant, and Liu Qiyi, Chief of Finance Department hereby warrant that the financial statements contained in this annual report are true, accurate and complete.
5. Plan for profits distribution for the reporting period or plan for Common Reserve Capitalization after consideration and discussion by the Board
During the reporting period, affected by the COVID-19 pandemic, the Company faced great operating and financial pressure. With comprehensive consideration of the current operating status of the Company and the capital requirements for maintaining the normal operation of the Company, the Board proposed not to make profit distribution or capitalize capital reserve into share capital for 2020. This profit distribution proposal has been considered and approved at the seventh meeting of the ninth session of Board of the Company, and is subject to approval at 2020 Annual General Meeting of the Company.
6. Declaration of risks with respect to forward-looking statements
Forward-looking statements, including future plans and development strategies contained in this annual report, do not constitute any actual commitments to the investors of the Company. Investors are advised to consider the risks.
7. Is there any non-regular appropriation of the Company’s fund by its controlling shareholders and their related parties?
No
8. Is there any violation of the decision-making procedures with respect to the provision of external guarantee by the Company?
No
9. Whether more than half of the directors cannot guarantee the authenticity, accuracy and completeness of the annual report disclosed by the Company
No
10. Notice of Material Risks
This annual report contains details of future potential risks. Please read “Potential risks” in the chapter “Report of the Directors (Including Management Discussion and Analysis)” for details.

Contents

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Contents
Chapter 1    Definitions 004
Chapter 2    Company Profile and Major Financial Indicators
005
Chapter 3    Summary of the Company’s Business 010
Chapter 4    Report of the Directors (Including
Management Discussion and Analysis)
012
Chapter 5    Matters of Importance 032
Chapter 6    Changes in Ordinary Share Capital and Particulars of Shareholders
044
Chapter 7    Information regarding Preference Shares
051
Chapter 8    Directors, Supervisors, Senior Management and Employees
052
Chapter 9    Corporate Governance 066
Chapter 10    Information regarding Corporate Bonds
087
Chapter 11    Financial Statements 088
Chapter 12    Documents Available for Inspection 192

Chapter 1
Definitions
In this report, unless the context otherwise requires, the expressions stated below will have the following meanings:
Company    Guangshen Railway Company Limited
Reporting period, this period,
this year    12 months from 1 January to 31 December 2020
Same period last year    12 months from 1 January to 31 December 2019
A Share(s)    Renminbi-denominated ordinary share(s) of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in
Renminbi
H Share(s)    Overseas listed foreign share(s) of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the SEHK for subscription in
Hong Kong dollars
ADS(s)    U.S. dollar-denominated American Depositary Shares representing ownership of 50 H Shares issued by trustees in the United States under the authorization of the Company
PRC    The People’s Republic of China
CSRC    The China Securities Regulatory Commission
SSRB    The Shenzhen Securities Regulatory Bureau of the China Securities
Regulatory Commission
SSE    The Shanghai Stock Exchange
SEHK    The Stock Exchange of Hong Kong Limited
NYSE    The New York Stock Exchange
SFO    The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong
Kong)
Listing Rules    The Rules Governing the Listing of Securities on SEHK and/or the listing rules of SSE (as the case may be)
Articles    The Articles of Association of the Company
Company Law    The Company Law of the PRC
Securities Law    The Securities Law of the PRC
CSRG    China State Railway Group Co., Ltd.
GRGC    China Railway Guangzhou Group Co., Ltd., the largest shareholder of the
Company
GZIR    Guangdong Guangzhu Intercity Rail Transportation Company Limited
WGPR    Wuhan-Guangzhou Passenger Railway Line Co., Ltd.
GSHER    Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited
GZR    Guangzhou-Zhuhai Railway Company Limited
XSR    Xiamen-Shenzhen Railway Company Limited
GSR    Ganzhou-Shaoguan Railway Company Limited
GGR    Guiyang-Guangzhou Railway Company Limited
NGR    Nanning-Guangzhou Railway Company Limited
PRDIR    Guangdong Pearl River Delta Inter-city Railway Traffic Company Limited
GMSR    Guangmeishan Railway Limited Company
SR    Guangdong Sanmao Railway Limited Company
MZR    MaoZhan Railway Company Limited
SMR    Guangdong Shenmao Railway Company Limited
MSR    Guangdong Meizhou-Shantou Passenger Railway Line Company Limited

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 004 – 005

Chapter 2

Company Profile and Major Financial Indicators

I. GENERAL INFORMATION OF THE COMPANY

(1) Company Information

Chinese name	廣深鐵路股份有限公司
Chinese name abbreviation	廣深鐵路
English name	Guangshen Railway Company Limited
Legal representative of the Company	Wu Yong

(2) Contact Person and Contact Information

	Company Secretary	*Representative of Securities Affairs*
Name	Tang Xiangdong	Deng Yanxia
Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Tel.	(86) 755–25588150	(86) 755–25588150
Fax.	(86) 755–25591480	(86) 755–25591480
E-mail	ir@gsrc.com	ir@gsrc.com

(3) Basic Information

Registered Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Postal Code of the Registered Address	518010
Place of Business	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Postal Code of the Place of Business	518010
Company Website	http://www.gsrc.com
E-mail	ir@gsrc.com

(4) Places for Information Disclosure and Reserve Address

Newspapers for information disclosure of the Company	China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites specified by CSRC to publish the annual report	http://www.sse.com.cn http://www.hkexnews.hk http://www.gsrc.com
Reserve address of annual report	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province

(5) Share Information of the Company

Type of Shares	Stock Exchange	Stock Short Name	Stock Code
A Shares	SSE	廣深鐵路	601333
H Shares	SEHK	GUANGSHEN RAIL	00525
ADS	NYSE (Note)	—	GSHHY

Note: From 26 November 2020, the ADSs of the Company were delisted from the NYSE and traded on the over-the-counter (OTC) market with stock code changed from GSH to GSHHY.

(6) Other Relevant Information

Auditor engaged by the Company (Domestic)	Name	PricewaterhouseCoopers Zhong Tian LLP
	Office Address	11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai, China
	Name of signing auditors	Yao Wenping, Liu Jingping
Auditor engaged by the Company (Overseas)	Name	PricewaterhouseCoopers
	Office Address	22nd Floor, Prince's Building, Central, Hong Kong
Legal advisor as to PRC law	Name	Beijing Grandway Law Office
	Office Address	12/F, Block C, Skyworth Building, 8 South One Street, Hi-Tech Zone, Nanshan District, Shenzhen
Legal advisor as to Hong Kong law	Name	Cleary Gottlieb Steen & Hamilton (Hong Kong)
	Office Address	37th Floor, Hysan Place, 500 Hennessy Road, Hong Kong
Legal advisor as to United States law	Name	Jones Day
	Office Address	31st Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong
Registrar for A Shares	Name	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Office Address	36th Floor, China Insurance Building, No. 166, Lujiazui East Road, Pudong New District, Shanghai
Registrar for H Shares	Name	Computershare Hong Kong Investor Services Limited
	Office Address	Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong
Depository	Name	JPMorgan Chase Bank, N.A.
	Office Address	13th Floor, No. 4 New York Plaza, New York, USA
Principal banker	Name	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch
	Office Address	1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, China

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II. COMPANY PROFILE
On 6 March 1996, the Company was registered and established in Shenzhen, the PRC in accordance with the Company Law.
In May 1996, the Company issued H Shares and ADSs in Hong Kong and the United States, respectively. In December 2006, the Company issued A Shares in Shanghai. In January 2007, the Company used the proceeds from the issue of A Shares to acquire the railway of Guangzhou-Pingshi section, taking the coverage of the Company’s operations into the national trunk line networks. So far, the Company is the only PRC railway transportation enterprise which has issued securities in Shanghai, Hong Kong and the United States.
The Company is mainly engaged in the railway passenger and freight transportation businesses, the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited, and management services for commissioned transportation for other railway companies in the PRC. The Company is also engaged in the provision of integrated services in relation to railway facilities and technology, commercial trading and other industrial businesses that are consistent with the Company’s objectives.
The Shenzhen-Guangzhou-Pingshi Railway, which is operated solely and independently by the Company, runs
481.2 kilometers long and connects the entire Guangdong Province vertically. The Guangzhou-Pingshi Railway is the southern part of Beijing-Guangzhou Railway, forming an aorta connecting northern and southern China; whereas the Guangzhou-Shenzhen Railway is one of the two railway passways from mainland China to Hong Kong, linking with the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou and Pinghu-Yantian lines, as well as with the Xiamen-Shenzhen Railway, Guangzhou-Dongguan-Shenzhen Intercity Railway and the East Rail Line in Hong Kong, which form a key integral part of the railway transportation network in the PRC.
Passenger transportation, which is the most important transportation business segment of the Company, includes the transportation businesses of Guangzhou-Shenzhen inter-city trains (including Guangzhou East to Chaozhou-Shantou cross-network electric multiple unit (“EMU”) trains), long-distance trains and Hong Kong Through Trains. The Company adopts an “as-frequent-as-buses” operation for Guangzhou-Shenzhen inter-city trains, meaning that one pair of China Railway High-speed Trains are dispatched every 10 minutes on average during peak hours between Guangzhou and Shenzhen. The through trains passing through Hong Kong, jointly operated by the Company and MTR Corporation Limited, are an important means of transportation for travelling between Guangzhou and Hong Kong. The Company operates a number of long-distance trains running from and to Guangzhou and Shenzhen, linking with most of the provinces, autonomous regions and municipals across the nation.

Freight transportation is an important transportation business segment of the Company. The Company is not only well-equipped with comprehensive freight facilities which enable the efficient transportation of full load cargos, single load cargos, containers, bulky and heavy cargos, dangerous goods, perishable goods and oversized cargos, but also operates rail lines which are closely connected to major ports in Guangzhou and Shenzhen and are at the same time connected to several large industrial zones, logistics zones, and plants and mining enterprises in the Pearl River Delta region via railroad sidings. The major market of the Company's freight transportation business is domestic mid-to-long-distance transportation, which is also an aspect that the Company enjoys competitive advantages in.

Railway operation services are one of the extended passenger and freight transportation services that the Company has expanded since the commencement of operation of WGPR in December 2009. So far, the Company has provided this service to WGPR, GZIR, GSHER, GZR, XSR, GSR, NGR, GGR, PRDIR, MZR, SMR and MSR, where such railway operation service has also become a new area of business growth for the Company. With the successive completion and commencement of operation of a series of high-speed railways and inter-city railways in the "Guangdong-Hong Kong-Macau Greater Bay Area", the geographical coverage of the Company's railway operation services will be further expanded.

III. MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS FOR THE PAST FIVE YEARS

(Unit: RMB thousand)

Income items	2020	2019	Year-on-year increase/decrease (%)	2018	2017	2016
Total revenue	16,349,366	21,178,351	(22.80)	19,828,018	18,331,422	17,280,504
Total operating expenses	18,186,790	20,076,414	(9.41)	18,658,213	16,932,587	15,637,999
Profit from operations	(652,262)	1,072,841	(160.80)	1,062,253	1,350,358	1,534,235
Profit before tax	(690,745)	1,009,092	(168.45)	1,068,800	1,347,132	1,544,009
Profit after tax	(558,100)	747,964	(174.62)	779,034	1,011,768	1,153,700
Consolidated profit attributable to shareholders	(557,876)	748,439	(174.54)	784,059	1,015,361	1,158,253
Basic earnings per share (RMB)	(0.08)	0.11	(172.73)	0.11	0.14	0.16
Earnings per ADS (RMB/Unit)	(3.94)	5.28	(174.62)	5.53	7.17	8.18

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 008 – 009

Assets and liabilities	At the end of 2020	At the end of 2019	Increase/decrease as at the end of the year compared to the end of last year (%)	At the end of 2018	At the end of 2017	At the end of 2016
Total assets	36,780,453	36,893,133	(0.31)	35,402,237	33,994,238	32,870,258
Total liabilities	8,624,284	7,753,852	11.23	6,585,908	5,337,157	4,840,203
Shareholders' equity interests (excluding interests of minor shareholders)	28,192,838	29,175,726	(3.37)	28,852,299	28,684,677	28,054,058
Net assets per share (RMB)	3.98	4.12	(3.40)	4.07	4.05	3.96

Note: During the reporting period, the profit from operations, profit before tax, profit after tax, consolidated profit attributable to shareholders and other indicators of the Company decreased dramatically year-on-year, mainly due to the decrease in the Company's operating revenue which outweighed the decrease in operating expenses under the impact of the novel coronavirus (COVID-19) outbreak during the reporting period. For a detailed analysis of the Company's operating revenue and operating expenses for the reporting period, please refer to the chapter "Report of the Directors (including Management Discussion and Analysis)" in this annual report.

IV. DIFFERENCES IN ACCOUNTING DATA UNDER CHINESE AND INTERNATIONAL ACCOUNTING STANDARDS

☐ Applicable ✓ Not applicable

V. ITEMS MEASURED AT FAIR VALUE

(Unit: RMB thousand)

Item	Opening balance	Closing balance	Change in the current period	Impact on the profit for the current period
Financial assets at fair value through other comprehensive income	351,045	377,631	26,586	7,735
Total	351,045	377,631	26,586	7,735

Chapter 3
Summary of the Company’s Business
I. PRINCIPAL ACTIVITIES, BUSINESS MODEL AND INDUSTRY FACT SHEET DURING THE REPORTING PERIOD
(1) Principal Activities and Business Model
During the reporting period, as a railway transportation enterprise, the Company has primarily been operating passenger and freight transportation businesses. It has also operated the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited, and provided railway operation services for commissioned transportation for other railway companies such as WGPR, GZIR, GSHER, GZR, XSR, GSR, NGR, GGR, PRDIR, MZR, SMR and MSR.
(2) Industry Fact Sheet
Being the aorta of the nation’s economy, a key infrastructure, a significant project for people’s livelihood, the backbone of an integrated transportation system and one of the main means of transportation, the railway is    of crucial importance for the nation’s economic and social development. Since the State Council of the PRC approved the implementation of the Medium to Long Term Plan for Railway Network Development (《 中 長 期鐵路網規劃》) in 2004, railways in China have experienced exponential development. On the whole, the tight capacity of the Chinese railways has now been alleviated, the bottle neck restriction has been eliminated, and economic and social development needs have been met. However, when benchmarking with the requirements for a new normal of economic developments, other transportation forms and the advanced levels of developed countries, China’s railway still faces deficiencies such as incomplete layout, low operational efficiency and rather severe structural conflicts. By the end of 2020, the nationwide railways in operation reached 146,300 kilometers; among which, the high-speed railways in operation ran over 37,900 kilometers.
In 2020, under the impact of the COVID-19 outbreak, there was a significant decrease in passenger traffic volume of the railways nationwide, and the passenger traffic volume was 2.203 billion people throughout the year, representing a year-on-year decrease of 39.8%. However, the railway passenger volume had been recovering gradually since March 2020 as the COVID-19 pandemic was effectively controlled in China and enterprises gradually resumed operation and production. Meanwhile, the nationwide railways actively adopted the operating strategy of “replenishing customers with goods (以貨補客)”, to fully support the promotion of “Highway Transportation to Railway Transportation (公轉鐵)”, and to spare no effort in pandemic prevention and control and the transportation of essential supplies, and lowered freight and miscellaneous expenses to reduce the logistics cost of enterprises. With the formulation of transportation plans under the principle of “one enterprise, one policy” to safeguard the transportation of raw materials and finished goods required                by enterprises for the resumption of operation and production, the freight transportation businesses of the nationwide railways had been on the right track. The outbound freight tonnage for the year reached 4.552 billion tonnes, representing a year-on-year increase of 3.2%.

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II. EXPLANATION OF SIGNIFICANT CHANGES IN THE MAJOR ASSETS OF THE COMPANY DURING THE REPORTING PERIOD
For an explanation of the significant changes in the major assets of the Company during the reporting period, please see the section headed “Analysis of Assets and Liabilities” in the chapter “Report of the Directors (Including Management Discussion and Analysis)” in this annual report.
III. SIGNIFICANT CHANGES IN CORE COMPETENCIES DURING THE REPORTING PERIOD
☐ Applicable ✓ Not applicable

Chapter 4
Report of the Directors
(Including Management Discussion and Analysis)
I. CHAIRMAN’S STATEMENT
Dear shareholders,
On behalf of the Board, I am pleased to present the audited operating results of the Company for 2020, and hereby extend my sincere gratitude to all the shareholders for your concern and support for the Company!
(1) Business review
2020 is the last year for building China into a moderately well-off society in all aspects and the 13th Five-Year Plan, and also an extraordinary year since the founding of the PRC. Facing the severe and complex domestic and international political and economic situation, especially the severe impact of the COVID-19 outbreak, the Company has always adhered to the guidance of the Thought on Socialism with Chinese Characteristics for Xi Jinping Era, and thoroughly followed and implemented the decisions of and the tasks assigned by the Central Party Committee, the State Council and the competent industry authorities for railway work, and scientifically coordinated epidemic prevention and control and transportation safety production. With all employees working together and focusing on the Company’s business objectives, the Company put into practice the philosophy of “building up China’s strength in transportation with railway as the priority (交通強國、鐵路先行)”, adhered to the vision of “strengthening the foundation, improving quality and efficiency (強基達標、提 質 增 效 )”, exerted further efforts on the goals of “enhancing operation, increasing revenue and reducing expenses and energy consumption (增運增收，節支降耗)”, and implemented in depth the activities and campaigns to boost the capacity of its freight transportation and the quality of its passenger transportation services. With such efforts, the Company strongly and effectively coped with various risks and challenges, especially the impact and influence of the COVID-19 outbreak on railway transportation, which has ensured the transportation safety and the stable production and operation of the Company.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 012 013
In 2020, the production and operation of the Company, especially the passenger transportation business, were severely impacted by the COVID-19 outbreak, and the Company recorded a passenger delivery volume of 42,853,500 people, representing a year-on-year decline of 49.66%, while its freight delivery volume amounted to 16,274,100 tonnes, representing a year-on-year increase of 0.21%. Additionally, the Company recorded an operating revenue of RMB16.349 billion, representing a year-on-year decrease of 22.80%; consolidated profits attributable to shareholders amounted to RMB-558 million, representing a year-on-year decline of 174.54%; and its basic earnings per share amounted to RMB-0.08.
Throughout 2020, the Board duly performed its duties under the Articles. With their meticulous and conscientious efforts, all Directors strived to enhance the Company’s corporate governance and regulate its operations management. During the year, the Company convened 1 general meeting, 7 Board meetings and 6 Audit Committee meetings, at which the Company made sound decisions in relation to important matters    of the Company, such as the Company’s profit distribution, financial budget, production and operation, establishment of systems, changes in accounting policies, re-election of Directors and Supervisors, and appointments of senior management so as to enhance the Company’s continuous development.
The Company has always strived to enhance its enterprise value, where it persists in ensuring a long-term and stable cash dividend distribution policy, and safeguarding an ongoing favorable return to its shareholders. In 2020, the Company completed the profit distribution for 2019, and paid a cash dividend of RMB0.06 (tax included) per share in the total amount of approximately RMB425 million. Since its listing in 1996, the Company has distributed cash dividends for 24 consecutive years, with an aggregate cash dividend amount of approximately RMB12.3 billion and a dividend payout ratio of 56.56%.
(2) Prospects
Shareholders are reminded that the Company has made certain forward-looking statements in this annual report in relation to the national and overseas economic landscapes and the railway transportation market,    as well as the Company’s work plans for the year of 2021 and the future. These forward-looking statements are subject to the influences of various uncertainties, where the actual outcome may be greatly different from these forward-looking statements of the Company. These statements do not constitute any commitments to the future operating results of the Company. Please be advised to consider the investment risks.

2021 is the first year for China’s new journey to comprehensively build a modern socialist country and the 14th Five-Year Plan. Although there are still many uncertainties in light of the COVID-19 pandemic and the external environment, China’s economy has basically returned to normal, and the market demand of the national railway passenger and freight transportation is gradually picking up. The Company will seize the opportunities, adhere to the guidance of the Xi Jinping’s Thought on Socialism with Chinese Characteristics for the New Era, and thoroughly follow and implement the tasks assigned by and the requirements of the central government and the competent industry authorities for railway work, gain insight into the major trend, keep visionary and stick to the main tone of seeking development on the basis of stability in an environment of dramatic changes. Based on the new development stage, the Company will follow the new development philosophy and serve the new development landscape, bravely shoulder the historic mission                of “building up China’s strength in transportation with railway as the priority (交通強國、鐵路先行)”, and keep actively in line with the key national strategies such as the “Belt and Road ( 一 帶 一 路 )” initiative, Guangdong-Hong Kong-Macao Greater Bay Area and Shenzhen Pilot Demonstration Zone, consolidate and expand normalized epidemic prevention and control and transportation safety production, deepen its vision    of “strengthening the foundation, improving quality and efficiency and reducing expenses and energy consumption (強基達標、提質增效、節支降耗)”, and thoroughly implement “activities and campaigns to boost the capacity of its freight transportation and the quality of its passenger transportation services (貨運增量行動，客運提質計劃)”. Further, the Company will promote the structural reforms on the supply side of railway transportation, strengthen cost control, continue to improve transportation service quality and operation and management level, and comprehensively promote the Company to achieve the development of higher safety, higher quality, greater efficiency and stronger sustainability and security, with a view to making greater contributions for comprehensively building a modern socialist country, especially a country strong in modern railway transportation, and for the kick-off of the 14th Five-Year Plan.
I, together with the members of the Board, believe that in the forthcoming year, the Company is going to attain new achievements in different aspects and create new value for our shareholders. Together, we will make new contributions to the development of the society with the strong support of all shareholders and various sectors in the public, along with the joint efforts of the Board, Supervisory Committee, management and staff.
By Order of the Board
Wu Yong
Chairman of the Board
Shenzhen, China 29 March 2021

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II. DISCUSSION AND ANALYSIS OF THE PRINCIPAL OPERATION OF THE COMPANY DURING THE REPORTING PERIOD
In 2020, the operating revenue of the Company was RMB16,349 million, representing a decrease of 22.80% as compared to RMB21,178 million for the same period of last year. Of the Company’s operating revenue, revenue from passenger transportation, freight transportation, railway network usage and other transportation-related services, and other businesses were RMB4,115 million, RMB1,699 million, RMB9,572 million and RMB964 million respectively, accounting for 25.17%, 10.39%, 58.55% and 5.90% of the total revenue respectively. Profit from operations amounted to RMB-652 million, representing a year-on-year decrease of 160.80% as compared to RMB1,073 million in the previous year; consolidated profit attributable to shareholders was RMB-558 million, representing a year-on-year decrease of 174.54% as compared to the RMB748 million in the previous year.
(1) Analysis of principal operations
1. An analysis of changes in items of the income statement and the cash flow statement
(Unit: RMB thousand)
Operating revenue
16,349,366
21,178,351
(22.80)
Operating expenses    18,186,790 20,076,414 (9.41)
Derecognition of land use right    1,188,645 — 100.00
Other losses — net    3,841 29,096 (86.80)
Finance costs — net    60,645 56,710 6.94
Income tax expenses    (132,645) 261,128 (150.80)
Net cash flows from operating activities    1,336,173 2,395,245 (44.22)
Net cash flows from investing activities    (927,513) (2,087,032) (55.56)
Net cash flows from financing activities    (485,762) (484,632) 0.23

2. *Analysis of revenue and costs*

(i) Passenger transportation

Passenger transportation, which is the most important transportation business segment of the Company, includes the transportation businesses of Guangzhou-Shenzhen inter-city trains (including Guangzhou East to Chaozhou-Shantou cross-network EMU trains), long-distance trains and Hong Kong Through Trains. The table below sets forth the revenue from passenger transportation and passenger delivery volume for this period in comparison with those from the same period last year:

	2020	2019	Year-on-year increase/ decrease (%)
Revenue from passenger transportation (RMB ten thousand)	411,452	800,959	(48.63)
— Guangzhou-Shenzhen inter-city trains	164,857	310,199	(46.85)
— Through trains	1,453	26,117	(94.44)
— Long-distance trains	210,612	411,184	(48.78)
— Other revenue from passenger transportation	34,530	53,459	(35.41)
Passenger delivery volume (Persons)	42,853,492	85,130,541	(49.66)
— Guangzhou-Shenzhen inter-city trains	18,081,964	40,031,110	(54.83)
— Through trains	104,998	1,858,093	(94.35)
— Long-distance trains	24,666,530	43,241,338	(42.96)
Total passenger — kilometers ('00 million passenger-kilometers)	129.31	240.58	(46.25)

- The decreases in revenue from passenger transportation and passenger delivery volume were mainly due to the following: Under the impact of the COVID-19 pandemic, passengers' willingness of travelling had significantly reduced, resulting in a substantial reduction in the number of trains in operation and thus a significant decrease in the passenger traffic volume and revenue from passenger transportation accordingly.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 016 – 017

(ii) Freight transportation

Freight transportation forms an important part of the Company's transportation business. The table below sets forth the revenue from freight transportation and outbound freight volume for this period as compared with the same period last year:

	2020	2019	Year-on-year increase/ decrease (%)
Revenue from freight transportation (RMB ten thousand)	169,858	211,260	(19.60)
— Revenue from freight charges	145,660	174,091	(16.33)
— Other revenue from freight transportation	24,198	37,169	(34.90)
Outbound freight volume (tonnes)	16,274,073	16,240,502	0.21
Full-distance volume of outbound freight traffic ('00 million tonne-kilometers)	1,318.66	1,499.83	(12.08)

- The decrease in revenue from freight transportation was mainly due to the following: (a) Due to the COVID-19 pandemic and the slowdown in economic growth, the volume of bulk goods transported by rail decreased, and related revenue decreased accordingly; and (b) in order to support enterprises in fighting the pandemic and reduce their logistics costs, railway companies adopted a series of preferential freight measures, striving to help enterprises resume operation and production.

- The increase in outbound freight volume was mainly due to the following: In response to the decline in the number of passenger trains in operation and the decrease in the transportation volume of bulk goods, railway companies made full use of their transportation capacity to exert all efforts on transportation of pandemic prevention and living supplies, especially after the pandemic was under control, they actively implemented the operating strategy of "replenishing passengers with goods (以貨補客)", and vigorously provided support for the national policy of "Highway Transportation to Railway Transportation (公轉鐵)" to ensure the transportation of raw materials and finished products required for enterprises to resume operation and production.

(iii) Railway network usage and other transportation business

Railway network usage and other transportation services provided by the Company mainly include passenger and freight transportation railway network usage, the provision of railway operation services, locomotive and passenger car leasing, passenger services and luggage transportation. The table below sets forth the revenue from railway network usage and other transportation services for this period in comparison with those of the same period last year:

	2020	2019	Year-on-year increase/ decrease (%)
Revenue from railway network usage and other transportation related services (RMB ten thousand)	957,233	990,338	(3.34)
(a) Railway network usage services	375,766	420,689	(10.68)
(b) Other transportation services	581,467	569,649	2.07
— Railway operation services	366,454	379,043	(3.32)
— Other services	215,013	190,606	12.80

- The decrease in the revenue from railway network usage services was mainly due to the following: Under the impact of the COVID-19 pandemic, the number of trains in operation has significantly reduced, resulting in a decrease in the revenue from railway network usage.

- The decrease in the revenue from railway operation services was mainly due to the following: Under the impact of the COVID-19 pandemic, the workload of railway operation services provided by the Company to other railway companies has reduced, resulting in a decrease in the relevant revenue.

- The increase in the revenue from other services was mainly due to the following: The Company began to provide freight transportation services for GMSR and SR, and as a result, the relevant revenue from network usage has increased accordingly.

(iv) Other businesses

The Company's other businesses mainly include train repairs, on-board catering services, leasing, sales of materials and supplies, sales of goods and other businesses that are related to railway transportation. In 2020, revenue from other businesses was RMB964 million, representing a decrease of 16.38% as compared to RMB1,153 million for the same period last year. The decrease was mainly due to the following: Under the impact of COVID-19 pandemic, the number of trains in operation has significantly reduced, resulting in a decrease in the revenue from train catering services, sales of materials and supplies and sales of goods.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 018 – 019

(v) Analysis of costs

(Unit: RMB thousand)

By Industry	Item	2020	2019	Year-on-year increase/ decrease (%)
Railway business	Business tax and surcharges	29,443	55,127	(46.59)
	Employee benefits	7,185,147	7,507,439	(4.29)
	Equipment leases and services	4,971,366	5,715,665	(13.02)
	Materials and supplies	1,064,667	1,416,128	(24.82)
	Repairs and facilities maintenance costs (materials and supplies excluded)	1,147,603	1,073,731	6.88
	Depreciation of right-of-use assets	54,179	53,992	0.35
	Depreciation of fixed assets	1,631,331	1,612,683	1.16
	Cargo logistics and outsourcing service fees	462,708	220,113	110.21
	Utility and office expenses	88,731	137,117	(35.29)
	Other	607,130	1,150,190	(47.21)
	Subtotal	17,242,305	18,942,185	(8.97)
Other business	Employee benefits	499,288	571,504	(12.64)
	Materials and supplies	232,112	320,748	(27.63)
	Depreciation of right-of-use assets	11,332	11,332	—
	Depreciation of fixed assets	30,848	24,615	25.32
	Utility and office expenses	42,933	82,550	(47.99)
	Other	127,972	123,480	3.64
	Subtotal	944,485	1,134,229	(16.73)
Total		18,186,790	20,076,414	(9.41)

- The changes in the costs of the railway business were mainly due to the following: (a) in order to support enterprises in fighting the COVID-19 pandemic, local governments reduced or exempted social insurance premiums in stages, resulting in a drop in wage surcharges; (b) under the impact of the COVID-19 pandemic, the Company's business volume decreased, resulting in the decreases in the costs for equipment leases and services, materials and utilities consumption and passenger services; (c) the Company began to provide freight transportation services for GMSR and SR, and the related freight carriage, loading and uploading expenses increased accordingly; and (d) the Company carried out the construction of quality and standard lines in terms of railway safety, and the line maintenance expenses increased accordingly.

- The decrease in the costs of the other business was mainly due to the following: (a) in order to support enterprises in fighting the COVID-19 pandemic, local governments reduced or exempted social insurance premiums in stages, resulting in a drop in wage surcharges; (b) under the impact of the COVID-19 pandemic, the workload of other business was reduced, and related labor costs, materials, water and electricity consumption and other expenditures declined accordingly.

(vi) Major sales customers and suppliers
During the reporting period, the sales from the top five customers of the Company amounted to RMB4,159.26 million, accounting for 25.44% of the total annual sales; of which the sales from related parties amounted to RMB4,159.26 million, accounting for 25.44% of the total annual sales.
During the reporting period, the purchases from the top five suppliers of the Company amounted to RMB1,865.43 million, accounting for 21.55% of total annual procurement; of which purchases from related parties amounted to RMB1,448.72 million, accounting for 16.74% of the total annual procurement.
3. Expenses
(Unit: RMB thousand)
Derecognition of land use right
1,188,645
—
100.00
Income was recognized after the transfer of the land use right for Guangzhou East Shipai Old Goods Yard was completed.
Other losses — net 3,841 29,096 (86.80) The government grant received increased.
Finance costs — net 60,645 56,710 6.94 —
Income tax expenses (132,645) 261,128 (150.80) The decrease in operating revenue resulted in a loss in total profit.
4. Cash flow
(Unit: RMB thousand)
Net cash flows from operating activities
1,336,173
2,395,245
(44.22)
The decrease in operating revenue resulted in a decrease in the cash received from the sales of goods and the
provision of services.
Net cash flows from investment
activities (927,513) (2,087,032) (55.56) The cash paid for the acquisition and construction of fixed assets decreased.
Net cash flows from financing activities (485,762) (484,632) 0.23 —

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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021
(2) Analysis of assets and liabilities
(Unit: RMB thousand)
Deferred tax assets
422,954
291,250
45.22
Deductible loss increased.
Trade receivables 3,721,677 4,502,084 (17.33) The amounts receivable for passenger and goods transportation and railway operation services decreased.
Prepayments and other receivables 695,522 366,077 89.99 Balance of compensation receivable for the acquisition of land use right for Guangzhou East Shipai Old
Goods Yard.
Trade payables 2,073,922 1,538,098 34.84 The amount payable for the purchase of supplies increased.
Contract liabilities 215,305 458,820 (53.07) The amounts received in advance for passenger and goods transportation decreased.
Payables from fixed assets and construction-in-
progress 2,914,696 1,802,592 61.69 The amounts payable for construction and equipment increased.
Income tax payable 697 250,594 (99.72) Enterprise income tax payable decreased.
Accruals and other payables 1,849,656 2,355,560 (21.48) Income was recognized after the transfer of the land use right for Guangzhou East Shipai Old Goods Yard was completed.

(3) Analysis of investment positions
1. General analysis on investments in external equity interests
During the reporting period, the Company did not invest in securities such as stocks, warrants or convertible bonds, and did not hold or deal in equity interests in other listed companies and non-listed financial enterprises. Details of investments in the external equity interests of the Company at the end of the reporting period are set out in Notes 10, 11 and 15 to the financial statements.
(i) Significant investments in equity interests
During the reporting period, the Company had no significant investments in equity interests.
(ii) Significant non-equity investments
During the reporting period, the significant non-equity investment projects of the Company mainly included:
(Unit: RMB ten thousand)
Improvements of automatic blocking and computer inter-
locking equipment of the section from Guangzhou to Pingshi of Beijing-
Guangzhou railway
72,651
73%
4,024
53,385
Improvements of system adaptability of the traction power supply system of the section from Pingshi to Guangzhou of Beijing-
Guangzhou railway
58,499
73%
3,053
42,492
Construction of public rental houses for staff in Shipai of Guangzhou area
35,000
74%
7,180
25,917

GUANGSHEN RAILWAY 2020 ANNUAL REPORT    023 022
(iii) Financial assets at fair value
Details of financial assets at fair value which were held by the Company during the reporting period are set    out in Note 15 to the financial statements.
(4) Disposal of major assets and equity interests
During the reporting period, there was no disposal of major assets and equity interests by the Company.
(5) Analysis on major subsidiaries and investee companies
During the reporting period, the Company did not have net profit from a single subsidiary or investment income from a single investee company with an amount exceeding 10% of the Company’s net profit.
III. DISCUSSION AND ANALYSIS ON THE FUTURE DEVELOPMENT OF THE COMPANY
(1) Industry landscape and trend
Industry development trend: Being the aorta of the nation’s economy, a key infrastructure, a significant project for people’s livelihood, the backbone of integrated transportation system and one of the main means    of transportation, the railway is of crucial importance for the nation’s economic and social development. Since the State Council of the PRC approved the implementation of Medium to Long Term Plan for Railway Network Development (《中長期鐵路網規劃》) in 2004, railways in China have experienced exponential development. On the whole, the tight capacity of the Chinese railways has now been alleviated, the bottleneck restriction has been eliminated, and economic and social development needs have been met. However, when benchmarking with the requirements for a new normal of economic developments, other transportation forms and the advanced levels of developed countries, China’s railway still faces deficiencies such as incomplete layout, low operational efficiency and rather severe structural conflicts. To expedite the construction of a contemporary railway network with reasonable layout and wide coverage along with high efficiency, convenience, safety and economic efficiencies, the Medium to Long Term Plan for Railway Network Development (《中長期鐵路網規劃》) (2016–2025) had been jointly modified by the National Development and Reform Commission, Ministry of Transport and CSRG (formerly known as CRC) in July 2016, highlighting a more ambitious “Eight East-West Lines and Eight South-North Lines (八縱八橫)” high-speed railway network for the new era. As such, it is expected that the railway transportation industry will continue to develop rapidly in the long-run, and both railway passenger and freight transportation capacity and the competitive edge of the railway will continue to grow at a steady pace.

Industry competition scenario: The national railway is highly concentrated with a unified transportation management system. Competition within the industry mainly arises as a result of external factors, such as by other transportation industries (including highways, aviation and water transportation), and this is expected    to continue to exist in the long run. However, with the gradual deepening of market-oriented railway reforms (including reforms in the investment and financing system, transportation management system, and pricing mechanism), entry barriers to the railway industry will gradually be relaxed, and investment entities in the railway industry will become more diversified. Following the completion of construction and the commencement of operation of the State’s high-speed railway network with “Eight East-West Lines and Eight South-North Lines ( 八 縱 八 橫 )” and numerous inter-city railways, the competition structure of the railway transportation industry is expected to experience substantial changes; not only will competition with other industries (such as highways, aviation and water transportation) intensify, competition within the railway industry will also gradually increase.
(2) Development strategies of the Company
Under the sound leadership and scientific decision-making of the Board, the Company will capitalize on the historic opportunities presented by large-scale railway constructions, while proactively adapt to the policy direction of the railway system reform, in order to establish a steadfast foothold in the Guangdong-Hong Kong-Macao Greater Bay Area, and to optimize and enhance its business portfolio centered on railway passenger and freight transportation which are complemented by the railway-related businesses. Striving                to become a first-class railway transportation services enterprise in the PRC and achieve its development objective of “scaling up and consolidating its strengths (做大做強)”, the Company will also focus on improving its quality of service and continuously advancing its innovations in management, services and technologies.
(3) Operating plans
At the seventh meeting of the ninth session of the Board of the Company held on 29 March 2021, the Board considered and approved the financial budget for the year of 2021. The Company plans to achieve a passenger delivery volume of 57.10 million people (excluding commissioned transportation) and outbound freight volume of 17.18 million tonnes. To achieve these objectives, the Company will focus on the following tasks:
1. Production safety: centering on the approach of “safety first, prevention-led, integrated governance (安全第一、預防為主、綜合治理)” to carry out special safety education and optimize and improve the safety production responsibility management system, continuing to deepen the construction of high-quality safety standards, and solidly carrying out special rectifications on transportation safety and fire safety.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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025
2. Passenger transportation: Firstly, strictly implementing the centralized deployment and requirements    of the national and industry authorities to exert continued and relentless efforts on the normalized measures for the prevention and control of the COVID-19 pandemic, strengthen the COVID-19 prevention and control for train stations, ports and cold chain transportation, and internal railway system to improve the emergency response level for COVID-19; secondly, precisely implementing the passenger transportation planning of “plan per day (一日一圖)”, adjusting the transportation organization in a timely manner according to the changes in the pandemic and passenger flow, to run necessary operations when there is passenger flow, and deploy transportation resources in a scientific way; thirdly, optimizing the structure of passenger transportation products, actively organizing the operation of cross-line EMU trains, and striving to explore the high-speed train market; fourthly, laying equal focus on traditional and intelligent services, accelerating the construction of a comfortable, fast and convenient passenger transportation service system, and improving the quality of passenger transportation services.
3. Freight transportation: Firstly, continuing to implement the supply-side structural reform of railway transportation services, optimizing the pricing and marketing mechanisms of freight transportation, accelerating the construction of an intensive and efficient freight logistics system, and striving to reduce logistics costs; secondly, making full use of the transportation resources unused because of the decrease in passenger volume, implementing the operating strategy of “replenishing customers with goods ( 以 貨 補 客 )”, exerting great efforts on the program for increasing freight transportation volume, taking the initiative to connect with enterprise shippers, formulating transportation plans under the principle of “one enterprise, one policy ( 一 企 一 策 )”, optimizing the mechanism of differentiated products, and striving to expand the modern logistics markets.
4. Operational management: Firstly, deepening the comprehensive budget management, strengthening the coordinated management of assets and funds, and comprehensively preventing and controlling operating risks; secondly, facilitating the in-depth implementation of cost and energy consumption reduction, strictly controlling labor costs, indirect management expenses, and procurement expenditures, and reducing maintenance costs, striving to reduce costs and increase efficiency; thirdly, deepening all-asset operation and development, consolidating the presence in traditional industries such as extended passenger transport services and logistics services, expanding new businesses such as comprehensive land development, and striving to increase the return on the Company’s assets.

(4) Potential risks
Type of risk
Description of Risk
Addressing measures
Macro-economic risk
The railway transportation industry is highly related to the macro-economic development conditions and is greatly affected by the macro-economic atmosphere. If the macro-economic outlook declines in the future, the Company’s operating results and financial condition may be adversely affected.
The Company will pay close attention to the changes in international and domestic macro-economic conditions, strengthen its analysis and research on the contributing factors relating to the railway and transportation industry, adjust its development strategies in a timely manner in response to changes in the market environment, and strive to maintain the stability of the Company’s production and operation.
Policy and regulatory risk
The railway transportation industry is greatly affected by policies and regulations. With changes in the domestic and international economic environment, and the reform and development of the railway transportation industry, corresponding adjustments in the related laws, regulations and industrial policies may be required. These changes may give rise to uncertainties to the Company’s business development and operating results.
The Company will proactively engage in various seminars on the formulation and improvement of industrial polices and regulations development, study the latest changes in policies and regulations, capture the development opportunities brought by the amendments of policies and regulations, and adopt a prudent approach in addressing uncertainties caused by changes in policies and regulations.
Transportation safety risk
Transportation safety is the prerequisite a n d fo u n d a ti o n fo r th e ra i l wa y transportation industry in maintaining normal operations and a good reputation. Inclement weather, mechanical failures, human errors and other force majeure events may adversely affect the transportation safety of the Company.
The Company will actively participate in regular transportation safety meetings held by competent authorities of the industry to understand the transportation safety condition of the Company, deploy resources in its transportation safety management, establish and optimize safety risk management and control, and intensify the training of safety knowledge and capabilities of its transportation personnel.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 026 – 027

Type of risk	Description of risk	Addressing measures
Market competition risk	Other transportation methods (such as aviation, road and water) compete with railway transportation in certain markets. In addition, a range of high-speed railways and inter-city railways have been completed and commenced operation along with the development of the railway transportation industry. Internal competition within the railway transportation industry has also intensified. The Company may be subject to greater competitive pressure in the future, which in turn could impact the operating results of the Company.	The Company will take proactive measures to address market competition. For passenger transportation, the Company will leverage the advantages of "safe, comfortable, convenient, on time (安全、舒適、方便、準點)" railway transportation, improve service facilities and enhance service quality. In respect of freight transportation, the Company is committed to increasing the loading and unloading efficiency and the turnover rate of its freight trains to improve the freight train frequency. In addition, the Company will strengthen its analysis and research on the railway transportation market, and proactively apply to competent authorities of the industry to add new long-distance trains in areas not yet covered by high-speed railways.
Financial risk	The operating activities of the Company are subject to various financial risks, such as foreign exchange risks, interest rate risks, credit risks and liquidity risks.	The Company has established a set of managerial procedures for financial risks with a focus on the uncertainties of the financial market. It is also dedicated to minimizing to the potential adverse impacts on the financial performance of the Company. For more detailed analysis, please refer to Note 3 to the financial statements.

(5) Explanation on the COVID-19 pandemic and its impact

Since the beginning of 2021, the COVID-19 pandemic has still been spreading overseas, and sporadic and locally clustered cases have been reported in various places in China, indicating that the pandemic situation is still severe and complicated. The Company expects that the pandemic will continue to have an adverse impact on the Company's production and operation. In this regard, the Company will make active response on the basis of exerting earnest efforts in normalizing the measures for pandemic prevention and control. On the one hand, it will precisely implement the passenger transportation planning of "plan per day (一日一圖)", adjust the transportation organization in a timely manner according to the changes in the pandemic and passenger flow, and arrange transportation resources reasonably, while making full use of the transportation resources unused because of the decrease in passenger volume, implementing the operating strategy of "replenishing customers with goods (以貨補客)", exerting great efforts on the program for increasing freight transportation volume and striving to increase transportation volume and revenue; on the other hand, the Company will strictly control costs, charges and expenses, and significantly reduce temporary labor costs, indirect management expenses and maintenance and procurement costs, striving to reduce the Company's operating costs.

IV. EXPLANATION OF CONDITIONS AND REASONS NOT DISCLOSED BY THE COMPANY IN ACCORDANCE WITH STANDARDS DUE TO NON-APPLICABLE STANDARDS AND REGULATIONS OR SPECIAL REASONS SUCH AS NATIONAL SECRETS, COMMERCIAL SECRETS
Applicable Not applicable
V. OTHER DISCLOSURES
(1) Liquidity and source of funding
During the reporting period, the principal source of funding of the Company was revenue generated from                its operating activities. The Company’s capital was mainly used for operating and capital expenses, and the payment of taxes. The Company has stable cash flow and believes that it has sufficient working capital, bank loans and other sources of funding to meet its operation and development needs.
As of the end of the reporting period, the Company had no borrowings of any form. The Company’s capital commitments and operating commitments as of the end of the reporting period are set out in Note 40 to the financial statements.
As of the end of the reporting period, the Company had no charges on any of its assets and had not provided any guarantees, and had no entrusted deposits. The gearing ratio (calculated by the balance of liabilities divided by the balance of total assets as of the end of the period) of the Company was 23.45%.
(2) Risk of foreign exchange rate fluctuations and related hedges
The Company’s exposure to foreign exchange risks was mainly related to USD and HKD. Apart from payments for imported purchases and dividend paid to foreign investors, which are settled in foreign currencies, other major operational businesses of the Company are all settled in RMB. RMB is not freely convertible into other foreign currencies, and its conversion is subject to the exchange rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities are subject to the risks of foreign exchange rate fluctuations.
The Company has not used any financial instruments to hedge its foreign exchange risks. Currently, its    foreign currency risks are minimized mainly through monitoring the size of transactions in foreign currencies and foreign currency denominated assets and liabilities.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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029
(3) Taxation
Details of income tax applicable to the Company during the reporting period are set out in Note 35 to the financial statements.
(4) Interest capitalized
During the reporting period, no interest was capitalized in the fixed assets and construction-in-progress of the Company.
(5) Properties and fixed assets
During the reporting period, all properties held by the Company were for the purpose of developments, and their percentage ratios (as defined in Rule 14.04(9) of the Listing Rules of SEHK) did not exceed 5%. Movements in the properties and fixed assets held by the Company during the reporting period are set out in Note 6 to the financial statements.
(6) Undistributed profit
Details of movements in the undistributed profit of the Company during the reporting period are set out in    the Statement of Changes in Equity.
(7) Surplus reserve
Details of movements in the surplus reserve of the Company during the reporting period are set out in the Statement of Changes in Equity and Note 24 to the financial statements.
(8) Subsidiaries
Details of the principal subsidiaries of the Company as at the end of the reporting period are set out in Note 10 to the financial statements.
(9) Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisition of capital assets
Except as disclosed in this annual report, during the reporting period, the Company had no material investments, had not carried out any material acquisition and disposal of subsidiaries and associates, and had no definite plan for material investment or acquisition of capital assets.

(10) Contingent liabilities
At the end of the reporting period, the Company had no contingent liability.
(11) Fixed interest rate
At the end of the reporting period, the Company had no loan bearing fixed interest rates.
(12) Laws and regulations
During the reporting period, the Company complied with all relevant laws and regulations that have a significant impact on the Company.
(13) Board of Directors of the Company
As of the date of publication of this annual report, the Directors of the Company are as follows: Executive Directors: Wu Yong, Hu Lingling, Guo Xiangdong
Non-executive Directors: Guo Jiming, Wang Bin, Zhang Zhe
Independent Non-executive Directors: Frederick Ma Si-Hang, Tang Xiaofan, Qiu Zilong
(14) Directors of subsidiaries
At the end of the reporting period, except for Dongguan Changsheng Enterprise Company Limited and Zengcheng Lihua Stock Company Limited, none of the subsidiaries of the Company had set up their board of directors. The members of the boards of directors of the above subsidiaries are as follows:
Name of Company
Name of Board Member
Dongguan Changsheng Enterprise Company Limited
Luo Jiancheng, He Shan, Chen Longwei, Liu Qiyi, Huang Ruibin, Yin Jinwen, Ren Zhuoquan
Zengcheng Lihua Stock Company
Limited
Luo Jiancheng, Zhang Qingshan, Chen Longwei, Liu Qiyi, Huang Jian

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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031
(15) Persons of significant relationship with the Company
During the reporting period, except as disclosed in this annual report, the Company had no other relationship with its employees, customers and suppliers apart from the relationship of employees, customers and suppliers, and no other person had a significant impact on the business of the Company.
(16) Valuation of property interests or tangible assets
During the reporting period, the Company did not conduct any valuation on its properties or other tangible assets in accordance with Chapter 5 of the Listing Rules of SEHK.
(17) Management contracts
During the reporting period, the Company did not enter into any contract containing the following terms: the counterparty of the contract undertakes to be responsible for the management and administration of the whole or any substantial part of any business of the company pursuant to the contract; and the contract is not a service contract entered into with any director or full-time employee of the company.
(18) Loans to entities
During the reporting period, the Company did not provide any loan to any entity.
(19) Permitted compensation provisions
At the end of the reporting period, the Company did not have any compensation provision for the benefit of the Directors (including former Directors) of the Company, or any of the affiliated companies.

Chapter 5
Matters of Importance
I. PLANS FOR PROFIT DISTRIBUTION OF ORDINARY SHARES OR COMMON RESERVE CAPITALIZATION
(1) Formulation, implementation and adjustment of cash dividend distribution policy
Pursuant to the related requirements of the “Notice on Further Implementing Issues concerning Cash Dividends Distribution of Listed Companies” (《關於進一步落實上市公司現金分紅有關事項的通知》) by CSRC and SSRB, the Company amended provisions related to profit distribution in the Articles in 2012.                The amended Articles clearly stipulate the standards, percentages and related decision-making procedures for cash dividend distribution by the Company, and the detailed conditions, decision-making procedures and mechanisms for adjustments to the profit distribution policy by the Company, which will provide systematic guarantee for the due diligence of the Independent Directors, the full expression of the minority shareholders’ requests, and full protection of the legal interests of minority shareholders.
The principal requirements of cash dividends under the profit distribution policy of the Company are: where    the conditions for cash dividend distribution are met, the Company, principally, shall distribute dividends    in cash once a year, with the annual dividend distribution ratio being not less than 30%. Within three consecutive years, the accumulated profits distributed in cash of the Company shall not be less than 30% of the three-year annual average distributable profits. Unless otherwise stipulated by laws or administrative regulations, the amount of interim dividends distributed shall not exceed 50% of the distributable profits as stated in the interim profits statement of the Company. The Company may distribute interim dividends in the form of cash.
Since its listing in 1996, the Company has consistently adhered to a sustained and stable profit distribution policy, emphasized reasonable returns to investors and strived for the sustainable development of the Company. During the reporting period, the Company implemented the profit distribution plan of 2019, pursuant to which the Company distributed a cash dividend of RMB0.60 (tax inclusive) per 10 shares to all shareholders of the Company, totaling RMB425,012,220 on the basis of the total share capital at the end of 2019.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 032 – 033

(2) Plans or budgets for dividend distribution of ordinary shares or common reserve capitalization of the Company for the past three years (including the reporting period)

(Unit: RMB thousand)

Year of distribution	Number of bonus shares per 10 shares (share)	Amount of dividend per 10 shares (incl. tax) (RMB)	Number of scrip shares per 10 shares (share)	Amount of cash dividends (incl. tax)	Net profit attributable to the ordinary shareholders of the listed company in the consolidated financial statements for the year of distribution	Percentage of net profit attributable to the ordinary shareholders of the listed company in the consolidated financial statements (%)
2020	0	0	0	0	(557,876)	0
2019	0	0.60	0	425,012	748,439	56.79
2018	0	0.60	0	425,012	784,059	54.21

Explanation on the profit distribution proposal for 2020: Under the impact of the COVID-19 pandemic, the Company faced great operating and financial pressure. Taking into consideration the current operating position of the Company and the capital requirements for maintaining the normal operation of the Company, the Board proposed not to make profit distribution or capitalize capital reserve into share capital for 2020. This profit distribution proposal has been considered and approved at the seventh meeting of the ninth session of the Board of the Company, and is subject to approval at the 2020 Annual General Meeting of the Company.

As for the aforementioned profit distribution proposal, the independent Directors of the Company unanimously agree that the proposal is in compliance with the relevant regulatory rules and the Articles, conforms to the Company's current actual situation, will enhance the Company's sustainable and stable development, and will not damage the interests of small and medium shareholders, and agree to submit the proposal to the Company's 2020 Annual General Meeting for consideration.

(3) If a company was profitable in the reporting period, and the profit available for distribution to ordinary shareholders by the parent company is positive, but no proposal for the distribution of profits in cash on ordinary shares was put forward, the company shall disclose the reasons and the use and use plan of the undistributed profit in detail

☐ Applicable ✓ Not applicable

II. FULFILLMENT OF COMMITMENTS
(1) Commitments made by related parties, including de facto controllers of the Company, shareholders, related parties, purchasers and the Company during or continued into the reporting period
Background,
Type,
Party,
Contents of the commitment,
Date and term of commitment,
Execution time limit, Strict compliance in time
Commitment related to initial public offering,
Resolve industry competition,
GRGC,
GRGC and any of its subsidiaries will not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-
Pingshi section, GRGC and any of its subsidiaries will not
compete with the Company either.,
—,
No,
Yes
, Resolve
connected transactions, GRGC, GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder of the Company and behaving in a manner that is detrimental to the interests of the Company., —, No, Yes
Other
commitments, Other, GRGC, GRGC leased the occupied land in the Guangzhou-Pingshi section to the Company after acquiring such land by means of authorized operation. The leasing agreement entered into by the Company and GRGC became officially effective on 1 January 2007, pursuant to which the land use right for the Guangzhou-Pingshi Railway line was leased to the Company by GRGC for a term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million., 20 years, Yes, Yes
, Other, GRGC, GRGC has issued a letter of commitment to the Company in October 2007, in relation to the enhancement of the management of undisclosed information., October 2007, No, Yes

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035
(2) The Company’s explanation of whether the original profit forecast has been met with respect to the assets or projects and the related reasons for such in the event that any profit forecast exists for the Company’s assets or projects and the reporting period is still within the profit forecast period
Achieved Not achieved Not applicable
III. APPROPRIATION OF FUND AND PROGRESS OF DEBT CLEARANCE LISTING IN THE REPORTING PERIOD
Applicable Not applicable
IV. EXPLANATION OF ACCOUNTANT’S “NON-STANDARD AUDIT REPORT” BY THE COMPANY
Applicable Not applicable
V. THE COMPANY’S ANALYSIS AND EXPLANATION OF THE REASONS FOR AND IMPACT OF CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES OR RECTIFICATION OF SIGNIFICANT ACCOUNTING ERRORS
Applicable Not applicable

VI. ENGAGEMENT AND DISMISSAL OF ACCOUNTING FIRM
(Unit: RMB ten thousand)
Currently engaged
Name of domestic auditor
PricewaterhouseCoopers Zhong Tian LLP
Remuneration of domestic auditor
500
Term of engagement of domestic auditor (years)
13
Name of international auditor
PricewaterhouseCoopers
Remuneration of international auditor
310
Term of engagement of international auditor (years)
Name Remuneration
18
Auditor for internal control
PricewaterhouseCoopers Zhong Tian LLP
30
Financial advisor
Deloitte Touche Tohmatsu
19
VII. RISK OF SUSPENSION OF LISTING
Applicable Not applicable
VIII. INFORMATION AND REASON FOR DELISTING
Applicable Not applicable
IX. BANKRUPTCY AND RESTRUCTURING
Applicable Not applicable

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037
X. MATERIAL LITIGATION AND ARBITRATION
The Company had material litigation and arbitration during this year
The Company did not have any material litigation and arbitration during this year
XI. PENALTIES IMPOSED ON THE LISTED COMPANY AND ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDERS, DE FACTO CONTROLLER AND PURCHASER, AND THE RECTIFICATION
THEREOF
Applicable Not applicable
XII. EXPLANATION OF THE INTEGRITY OF THE COMPANY AND ITS
CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER DURING THE REPORTING PERIOD
During the reporting period, there were no matters requiring explanation of the integrity of the Company and its controlling shareholders and de facto controller.
XIII. THE COMPANY’S SHARE INCENTIVE SCHEME, EMPLOYEE STOCK
OWNERSHIP PLAN, OR OTHER EMPLOYEES’ INCENTIVE MEASURES AND THEIR IMPACT
Applicable Not applicable

XIV. MATERIAL RELATED PARTY TRANSACTIONS

(1) Related party transactions related to daily operations

On 30 October 2019, the Company and CSRG (including GRGC and its subsidiaries) entered into a comprehensive services framework agreement for a term of three years. The agreement was approved by the independent shareholders at the extraordinary general meeting of the Company on 23 December 2019.

The related party transactions related to daily operations entered into by the Company during the reporting period are set out in Note 41(c) to the financial statements. The Company confirms that the following transactions constitute connected transactions (including continuing connected transactions) described under Chapter 14A of the Listing Rules of SEHK, and at the same time constitute related party transactions described under Note 41(c) to the financial statements. With regard to the following transactions, the Company has complied with the rules and requirements of Chapter 14A of the Listing Rules of SEHK.

1. Transactions conducted with GRGC and its subsidiaries

(Unit: RMB thousand)

Parties	Relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	2,345,512
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Railway network settlement services through CSRG	Settled according to the prices determined by CSRG	1,332,346
Subsidiaries of GRGC	Subsidiaries of the largest shareholder	Provision of services	Railway operation services	Based on agreement according to cost plus pricing	842,350
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Sales of goods	Sales of materials and supplies	By consultation according to full cost pricing	34,705
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Receipt of services	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	753,288
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Receipt of services	Railway network settlement services through CSRG	Settled according to the prices determined by CSRG	1,985,768
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Receipt of services	Repair and maintenance services	By consultation according to full cost pricing	297,809
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	By consultation according to full cost pricing	722,487
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Receipt of services	Construction work services	Based on fixed budget amount approved for national railway works	285,616

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 038 – 039

2. *Transactions conducted with CSRG and other railway enterprises*

(Unit: RMB thousand)

Parties	Relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	57,349
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Railway network settlement services through CSRG	Settled according to the prices determined by CSRG	2,105,206
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Railway operation services	Based on agreement according to cost plus pricing	2,214,460
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Truck maintenance services	Settled according to the prices determined by CSRG	436,955
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Sales of goods	Sales of materials and supplies	By consultation according to full cost pricing	–
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Apartment leasing services	By consultation according to full cost pricing	456
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	–	–	887
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Receipt of services	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	18,872
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Receipt of services	Railway network settlement services through CSRG	Settled according to the prices determined by CSRG	1,506,541
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Receipt of services	Repair and maintenance services	By consultation according to full cost pricing	28,928
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	By consultation according to full cost pricing	12,362
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Receipt of services	Construction work services	Based on fixed budget amount approved for national railway works	2,662

(2) Related party transactions related to acquisitions or disposals of assets or equity
Applicable Not applicable
(3) Material related party transactions in relation to joint external investments
Applicable Not applicable
(4) Related claims and debts
(Unit: RMB ten thousand)
Related parties
Relationship
Fund provided to related party
Opening balance
Addition
Closing balance
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited
Wholly-owned subsidiary
908
(708)
200
Zengcheng Lihua Stock Company Limited
Controlling subsidiary
1,231
—
1,231
Total
2,139
(708)
1,431
Impact of the related claim and debt on the Company
No significant impact on the operation results and financial position of the Company.
(5) Contracts entered into with the largest shareholder and its subsidiaries
Except as disclosed in this annual report, during the reporting period, none of the Company or its subsidiaries have entered into other material contracts with the largest shareholder or its subsidiaries.
(6) Confirmation of continuing connected transactions by Independent Directors
The Company instituted its internal control procedures to ensure that continuing connected transactions were conducted in compliance with the relevant connected transaction requirements pursuant to the Listing Rules of SEHK. The internal auditors of the Company also reviewed these transactions and ensured the adequacy and effectiveness of the internal control procedures, and provided its findings to the Independent Non-executive Directors. After making appropriate enquiries with the management, the Independent Nonexecutive Directors of the Company confirmed that the continuing connected transactions entered into by the Company during the reporting period were entered into in the ordinary and usual course of its business and conducted on normal commercial terms, in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole, and did not exceed the caps disclosed in the previous announcements.

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041
(7) Confirmation of continuing connected transactions by the auditors
The auditors of the Company have carried out procedures on the connected transactions for the year ended at the end of the reporting period in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants, and reported that, with respect to the above connected transactions:
(i) nothing has come to the attention of the Company’s auditors that would cause them to believe that the disclosed continuing connected transactions have not been approved by the Board of the Company;
(ii) for transactions involving the provision of goods or services by the Company, nothing has come to the attention of the Company’s auditors that would cause them to believe that such transactions were not, in all material respects, in accordance with the pricing policies of the Company;
(iii) nothing has come to the attention of the Company’s auditors that would cause them to believe that such transactions were not entered into, in all material respects, in accordance with the terms of the agreements governing such transactions;
(iv) with respect to the aggregate amount of each of the continuing connected transactions, nothing has come to the attention of the Company’s auditors that would cause them to believe that the aggregate amounts of such continuing connected transactions have exceeded the maximum aggregate annual caps as disclosed in the previous announcements issued by the Company.
XV. MATERIAL CONTRACTS AND THE IMPLEMENTATION THEREOF
(1) Trust, contracted businesses and leasing affairs
Applicable Not applicable
(2) Guarantees or financial assistance
Applicable Not applicable
(3) Entrusted cash asset management carried out by other person(s)
Applicable Not applicable

(4) Pledges
During the reporting period, the largest shareholder of the Company and its de facto controller have not pledged the interests in all or part of the shares of the Company held as support for the Company’s indebtedness, guarantees or other liabilities.
(5) Loan agreements and their performance
During the reporting period, the Company and its subsidiaries did not enter into any loan agreements or violate any terms of any loan agreements which had a significant impact on its operation.
(6) Other material contracts
During the reporting period, except as disclosed in this annual report, the Company did not enter into any other material contracts.
XVI. EXPLANATION OF OTHER MATERIAL EVENTS
Applicable Not applicable
XVII. ACTIVE FULFILLMENT OF SOCIAL RESPONSIBILITY
(1) Poverty alleviation by listed companies
Applicable Not applicable
(2) Social responsibility efforts
During the reporting period, the Company did not have any significant environmental protection or other significant social safety issues. For details concerning the Company’s fulfillment of its social responsibilities in the areas of transportation safety, environmental protection and social welfare during the reporting period, please refer to the 2020 Social Responsibility Report disclosed on the website of SSE (http://www.sse.com.cn), the HKEXnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http://www.gsrc.com).

(3) Explanation of environmental protection efforts
1. Explanation of environmental protection efforts taken by companies and their substantial subsidiaries which are the key discharging units announced by the environmental protection department
The Company’s locomotive maintenance depot in Guangzhou is a key waste discharging unit for water environment and the key unit under supervision for soil pollution of Guangzhou for the year of 2020 as announced by the Bureau of Environmental Protection of Guangzhou Municipality, and has disclosed the environmental protection efforts in accordance to the related requirements and the specific requirements of the local government authorities. For more details, please visit the website of the Bureau of Environmental Protection of Guangzhou Municipality at http://112.94.64.160:8013/gzydzf2-enterprise/qyhjbgs/list2018?open MsgTaskId=202004291808100414680&year=2020
2. Explanation on the environmental protection efforts by the companies other than the key discharging units
Applicable Not applicable
3. Explanation on the reasons for non-disclosure of environmental protection efforts by the companies other than the key discharging units
Applicable Not applicable
4. Explanation on the follow-up plans or subsequent changes on the disclosure of environmental protection efforts during the reporting period
Applicable Not applicable
I. CONVERTIBLE CORPORATE BONDS
Applicable Not applicable

Chapter 6
Changes in Ordinary Share Capital and Particulars of Shareholders
I. PARTICULARS OF CHANGES TO ORDINARY SHARE CAPITAL
(1) Changes in ordinary shares
During the reporting period, there was no change in the Company’s total number of ordinary shares or to the structure of its share capital.
(2) Changes in shares with selling restrictions
Applicable Not applicable
II. PARTICULARS OF SECURITIES ISSUED AND LISTINGS
The Company did not issue any securities for the 3 years prior to the end of the reporting period.
III. PARTICULARS OF SHAREHOLDERS AND DE FACTO CONTROLLER
(1) Total number of shareholders
Total number of ordinary shareholders as of the end of the reporting period
206,932
Total number of ordinary shareholders as of the end of the previous month before the date of disclosure of the annual report
204,503

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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045
(2) Shareholdings of the top ten shareholders and top ten holders of tradable shares (or holders of shares without selling restrictions) as of the end of the reporting period
Unit: shares
Particulars of the shareholding of the top ten shareholders
Number of shares held at the end of the
period
Number of shares held with selling restrictions
Shares in pledge or frozen
Name of shareholder (in full)
Percentage
(%)
Status
Number
Nature of shareholder
China Railway Guangzhou Group Co., Ltd.
2,629,451,300
37.12
—
Nil
—
State-owned legal person
HKSCC NOMINEES LIMITED (Note)
1,513,926,080
21.37
—
Unknown
—
Foreign legal person
Lin Naigang
124,000,000
1.75
—
Unknown
—
Domestic natural person
Central Huijin Investment Company Limited
85,985,800
1.21
—
Unknown
—
State-owned legal person
Li Haihong
28,776,161
0.41
—
Unknown
—
Domestic natural person
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan
28,101,600
0.40
—
Unknown
—
Other
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Assets Management Scheme
26,814,300
0.38
—
Unknown
—
Other
Zhong Ou AMC — Agricultural Bank of China — Zhong Ou CSI Financial Assets Management Scheme
26,436,800
0.37
—
Unknown
—
Other
Southern Asset Management — Agricultural Bank of China — Southern CSI Financial Assets Management Scheme
24,907,300
0.35
—
Unknown
—
Other
Taiyuan Iron and Steel (Group) Co., Ltd.
24,336,389
0.34
—
Unknown
—
State-owned legal person

Top ten holders of shares without selling restrictions			
	Number of shares held without selling restrictions	Class and number of shares	
Name of shareholder		Class	Number
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,513,926,080	RMB ordinary shares	96,733,781
		Overseas listed foreign shares	1,417,192,299
Lin Naigang	124,000,000	RMB ordinary shares	124,000,000
Central Huijin Investment Company Limited	85,985,800	RMB ordinary shares	85,985,800
Li Haihong	28,776,161	RMB ordinary shares	28,776,161
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Assets Management Scheme	26,814,300	RMB ordinary shares	26,814,300
Zhong Ou AMC — Agricultural Bank of China — Zhong Ou CSI Financial Assets Management Scheme	26,436,800	RMB ordinary shares	26,436,800
Southern Asset Management — Agricultural Bank of China — Southern CSI Financial Assets Management Scheme	24,907,300	RMB ordinary shares	24,907,300
Taiyuan Iron and Steel (Group) Co., Ltd.	24,336,389	RMB ordinary shares	24,336,389
Statement regarding the connected relationship or acting in concert arrangements of the above shareholders	The Company is not aware of any of the above shareholders being connected or acting in concert as defined in the "Administrative Measures on Acquisitions of Listed Companies" (《上市公司收購管理辦法》)		

Note: HKSCC NOMINEES LIMITED represents 香港中央結算（代理人）有限公司, holding 96,733,781 A Shares and 1,417,192,299 H Shares of the Company. These shares were held on behalf of various clients respectively.

The shareholdings and selling restrictions of the top ten shareholders with selling restrictions

☐ Applicable ✓ Not applicable

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 046 – 047

(3) So far as the Directors, Supervisors and senior management of the Company are aware, as of the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO, as follows:

Unit: shares

Name of shareholder	Class of shares	Number of shares held	Capacity	Percentage of share capital of the same class (%)	Percentage of total share capital (%)
China Railway Guangzhou Group Co., Ltd.	A Shares	2,629,451,300(L)	Beneficial owner	46.52(L)	37.12(L)
Pacific Asset Management Co., Ltd.	H Shares	227,620,000(L)	Investment manager	15.90(L)	3.21(L)
Pandanus Associates Inc.	H Shares	157,416,000(L)	Interest of controlled corporation	11.00(L)	2.22(L)
Brown Brothers Harriman & Co.	H Shares	126,429,600(L) 126,429,600(P)	Agent	8.83(L) 8.83(P)	1.78(L) 1.78(P)
Kopernik Global Investors LLC	H Shares	118,339,054(L)	Investment manager	8.27(L)	1.67(L)
FIDELITY FUNDS	H Shares	85,368,000(L)	Beneficial owner	5.96(L)	1.21(L)

Note: The letter 'L' denotes a long position; the letter 'P' denotes a lending pool.

(4) Strategic investors or ordinary legal person becoming top 10 shareholders by way of placing of new shares

☐ Applicable ✓ Not applicable

IV. INFORMATION OF THE LARGEST SHAREHOLDER AND ITS DE FACTO CONTROLLER
(1) Information on the largest shareholder
1. Legal person
Name
GRGC
Person in charge or legal
representative
Wu Yong
Date of incorporation
5 December 1992
Principal operations
Organization and management of railway passenger and freight transportation, technologies and other industrial development etc.
Equity interests in other domestic and overseas listed controlling and invested companies during the reporting period
Nil
2. Chart on the property rights and controlling relationship between the Company and its largest shareholder
GRGC The Company 37.12%

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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049
(2) Information on the de facto controller of the largest shareholder
1. Legal person
Name
CSRG
Person in charge or legal
representative
Lu Dongfu
Date of incorporation
14 March 2013
Principal operations
Diversified operations with railway transportation services of passengers and freights as its main business.
Equity interests in other domestic and overseas listed controlling and invested companies during the reporting period
CSRG is the de facto controller of Daqin Railway Co. Ltd. (601006), China Railway Tielong Container Logistics Co. Ltd. (600125) and Beijing-Shanghai High Speed Railway Co., Ltd. (601816), all of which are companies listed on SSE.
2. Chart on the property rights and controlling relationship amongst the Company and the largest shareholder of the Company and its de facto controller
CSRG GRGC The Company 37.12% 100%
V. OTHER CORPORATE SHAREHOLDERS WITH A SHAREHOLDING OF 10% OR ABOVE
As of the end of the reporting period, other than the aforementioned largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED).
VI. EXPLANATION OF REDUCED SHAREHOLDING
â–¡ Applicable ✓ Not applicable

VII. PUBLIC FLOAT
As of the end of the reporting period, the public float of the Company was 4,454,085,700 shares, representing 62.88% of the total share capital of the Company. Calculated at HK$1.40 per share, which is equal to the closing price of the Company’s H Shares as at the end of the reporting period, the market capitalization of the public float was approximately HK$6.236 billion. The public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float.
VIII. DUPLICATION
During the reporting period, the Directors, chief executives and such other persons of the Company did not have duplicated interests.
IX. REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY
As of the end of the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company.
X. PRE-EMPTIVE RIGHTS
Under the Articles and the PRC laws, there is no pre-emptive right which requires the Company to offer new shares to its existing shareholders on a pro rata basis.
XI. TRANSACTIONS INVOLVING ITS OWN SECURITIES
As of the end of the reporting period, neither the Company nor its subsidiaries had issued or granted any convertible securities, options, warrants or other similar rights, or had any redeemable securities or share option schemes.
XII. TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES
As of the end of the reporting period, holders of listed securities of the Company were not entitled to obtain any tax relief due to their holding of such securities pursuant to the laws of the PRC.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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051
Chapter 7
Information Regarding Preference Shares
?Applicable ?Not applicable

Chapter 8
Directors, Supervisors, Senior Management and Employees
I. CHANGES IN SHAREHOLDINGS AND REMUNERATION
(1) Changes in shareholdings and remunerations of Directors, Supervisors and senior management (current and resigned during the reporting period)
Unit: shares
Name
Position (Note)
Gender
Age
Beginning of engagement period
End of engagement period
Number of shares held at the beginning of the year
Number of shares held at the end of the
year Total remuneration received from the Company (before tax) during the reporting period (RMB ten thousand)
Whether receiving remuneration from related parties of the
Company
Wu Yong
Chairman of the Board
Male

57
18	December 2014
15	June 2023

—
—
—
Yes
Executive Director 16 December 2014 15 June 2023
Hu Lingling Executive Director Male 57 26 May 2016 15 June 2023 — — 51.2 No
General Manager 9 December 2015
Guo Jiming Non-executive Director Male 53 23 December 2019 15 June 2023 — — — Yes
Wang Bin Non-executive Director Male 47 16 June 2020 15 June 2023 — — — Yes
Guo Ji’an(*) Non-executive Director Male 48 6 June 2018 16 June 2020 — — — Yes
Zhang Zhe Non-executive Director Male 49 23 December 2019 15 June 2023 — — — Yes
Guo Xiangdong Executive Director Male 55 23 December 2019 15 June 2023 80,000 80,000 42.1 No
Chairman of Labor Union 25 September 2019
Deputy General Manager 16 June 2020
Frederick Ma Si-Hang Independent Non-executive
Director Male 69 16 June 2020 15 June 2023 — — 7.9 No
Tang Xiaofan Independent Non-executive
Director Male 52 16 June 2020 15 June 2023 — — 6.1 No
Qiu Zilong Independent Non-executive
Director Male 54 16 June 2020 15 June 2023 — — 6.1 No
Chen Song(*) Independent Non-executive
Director Male 48 29 May 2014 16 June 2020 — — 5.6 No
Jia Jianmin(*) Independent Non-executive
Director Male 63 29 May 2014 16 June 2020 — — 7.6 No
Wang Yunting(*) Independent Non-executive
Director Male 62 29 May 2014 16 June 2020 — — 5.6 No
GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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053

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 052 – 053

Name	Position (Note)	Gender	Age	Beginning of engagement period	End of engagement period	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Total remuneration received from the Company (before tax) during the reporting period (RMB ten thousand)	Whether receiving remuneration from related parties of the Company
Liu Mengshu	Chairman of the Supervisory Committee	Male	57	29 May 2014	15 June 2023	–	–	–	Yes
Chen Shaohong	Shareholder Representative Supervisor	Male	54	26 June 2008	15 June 2023	–	–	–	Yes
Xiang Lihua	Shareholder Representative Supervisor	Male	47	13 June 2019	15 June 2023	–	–	–	Yes
Meng Yong	Shareholder Representative Supervisor	Male	53	23 December 2019	15 June 2023	–	–	–	Yes
Zhou Shangde	Employee Representative Supervisor	Male	50	28 May 2015	15 June 2023	–	–	37.8	No
Lin Wensheng	Employee Representative Supervisor	Male	56	16 June 2020	15 June 2023	–	–	19.7	No
Song Min(*)	Employee Representative Supervisor	Female	50	29 May 2014	16 June 2020	–	–	15.0	No
Gong Yuwen	Deputy Secretary of the Party and Working Committee, and Secretary of the Discipline Inspection Commission	Male	54	2 April 2018		–	–	41.3	No
Luo Jiancheng	Deputy General Manager	Male	48	30 December 2016		–	–	41.1	No
Tang Xiangdong	Deputy General Manager, and Secretary of the Board	Male	52	29 October 2019		–	–	41.6	No
	Company Secretary			3 December 2019					
Luo Xinpeng	Chief Accountant	Male	55	29 October 2019		–	–	40.9	No
Total	/	/	/	/	/	80,000	80,000	369.6	/

Notes:

(1) During the reporting period, except as disclosed in the above table, none of the Directors, Supervisors or senior management of the Company has held or dealt in the shares of the Company, or has held share options of the Company or has been granted any number of shares of the Company with selling restrictions.

(2) "*" means that the person had resigned during the reporting period.

Name Biography
Wu Yong
Mr. Wu, male, born in June 1963, is the Chairman of the Board of the Company. Mr. Wu holds a bachelor’s degree, and is a certified senior engineer. He had served successively as the deputy bureau chief of Benghu Sub-bureau of Shanghai Railway Bureau, the commander chief of Hefei-Wuhan Railway Engineering Construction Headquarters of Shanghai Railway Bureau, the bureau chief assistant and the deputy bureau chief of Wuhan Railway Bureau, and the bureau chief and the deputy party secretary of Chengdu Railway Bureau, the chairman and the general manager of GRGC and the deputy secretary of the party committee. He is currently the chairman of GRGC and the secretary of the party committee.
Hu Lingling Mr. Hu, male, born in November 1963, is an Executive Director and the General Manager of the Company. Mr. Hu holds a bachelor’s degree and is an engineer. He had served successively as the deputy chief engineer and the deputy station master of Shaoguan Station (the current Shaoguan East Station) of the Yangcheng company headquarters of GRGC, the deputy chief engineer and the deputy general manager of the Yangcheng company headquarters of GRGC, and the director of the transportation department and the deputy general manager of GRGC. He had also worked in the global business department in the headquarters of the International Union of Railways in Paris, France and served as the deputy general manager of Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited. He is currently the General Manager of the Company.
Guo Jiming Mr. Guo, male, born in December 1967, is a Non-executive Director of the Company. Mr. Guo holds a bachelor’s degree and is a certified senior accountant. He had previously served as the deputy head of the Finance Subsection of Wuhan Sub-bureau of Zhengzhou Railway Bureau, the head of the Finance Section and the director of Capital Settlement Center of Wuhan Railway Bureau, the chief accountant of Jinan Railway Bureau, the chief accountant of China Railway Jinan Group Co., Ltd and the director of GRGC. He is currently the chief accountant of GRGC.
Wang Bin Mr. Wang, male, born in October 1973, is a Non-executive Director of the Company. Mr. Wang holds a bachelor’s degree and is a senior engineer. Mr. Wang had previously served as the deputy head of the Foshan Train Section of GRGC Yang Cheng Railway Company, the deputy director and director of the Dispatching Office of GRGC Yang Cheng Railway Company, the director of the Sunroof Repair and Management Sub-office of the Safety Supervision Office and the deputy director of the Dispatching Office of GRGC, the head of the Zhaoqing Train Section of SR, head of the Transportation Section and director of the Transportation Department of GRGC. He is currently the deputy general manager of China Railway Nanchang Group Co., Ltd.

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Name Biography
Zhang Zhe
Mr. Zhang, male, born in October 1971, is a Non-executive Director of the Company. Mr. Zhang holds a bachelor’s degree and is a senior engineer. He had previously served as the station master of Tangxi Station and the director of the Subdivision of Freight Transportation Marketing of the Yangcheng company headquarters of GRGC, the deputy director of Safety Supervision Sub-office of Guangzhou Railway Office, the deputy station master of Jiangcun Station of the Company, the head of Zhaoqing Train Section of SR, and the station master of Guangzhou South Station of the Company. He is currently the director of Passenger Transport Department of GRGC.
Guo
Xiangdong Mr. Guo, male, born in November 1965, is an Executive Director, the Chairman of Labor Union and Deputy General Manager of the Company. Mr. Guo holds a bachelor’s degree and an MBA degree, and is an economist. He had previously served as the Deputy Section Chief, the Deputy Director and the Director of the Secretariat of the Board, the Deputy General Manager of the Company and the Secretary of the Board. He is currently the Chairman of Labor Union and Deputy General Manager of the Company.
Frederick Ma Si-Hang Mr. Ma, male, born in February 1952, is an Independent Non-Executive Director of the Company. Mr. Ma holds a bachelor’s degree in economics and history from the University of Hong Kong. Mr. Ma is a honorary professor of the Faculty of Economics and Finance at the University of Hong Kong, a honorary professor of the Faculty of Business Administration at the Chinese University of Hong Kong, a honorary advisor of the School of Accountancy at Central University of Finance and Economics, a member of the Chief Executive’s Council of Advisers on Innovation and Strategic Development of the Hong Kong SAR Government, the chairman of the Council of the Education University of Hong Kong, a member of the International Advisory Council of China Investment Corporation, a member of the Global Advisory Council of Bank of America and a member of the International Advisory Council of Investcorp. Mr. Ma had been previously honored with a Gold Bauhinia Star and appointed as a Non-official Justice of the Peace. He had previously served as the managing director of the UK branch of RBC Dominion Securities, the deputy chairman and managing director of Kumagai Gumi (HK) Limited, the managing director and Asia manager of the Private Banking Department of Chase Manhattan Bank, the Asia Pacific CEO of Private Banking of JPMorgan Chase & Co., the CFO and executive director of PCCW Limited, the Secretary for Financial Services and the Treasury of Hong Kong SAR Government, the Secretary for Commerce and Economic Development of Hong Kong SAR Government, the non-executive chairman of China Strategic Holdings Limited, an independent nonexecutive director of China Resources Land Limited, an independent non-executive director of Hutchison Port Holdings Limited, an outside director of China Oil and Foodstuffs Corporation, an outside director of China Mobile Communications Group Co., Ltd, an independent non-executive director of Agricultural Bank of China Limited, an independent non-executive director of Aluminum Corporation of China Limited and the non-executive chairman of MTR Corporation Limited. He is currently a non-executive director of Husky Energy Inc., an independent non- executive director of FWD Group Limited and a director of New Frontier Corporation.

Name Biography
Tang Xiaofan
Mr. Tang, male, born in October 1968, is an Independent Non-Executive Director of the Company. Mr. Tang holds a master’s degree in economics management from the School of Economics and Trade at Jiangxi Agricultural University and is a senior auditor, a PRC certified public accountant, an accountant certified by the Association of International Accountants and a certified internal auditor. Mr. Tang also obtained the qualification of secretary of the board of companies listed on the SSE and the securities and fund practitioner qualification in the PRC, and is a securities investment advisor. Mr. Tang had previously served as the deputy section chief of Yichun Audit Bureau of Jiangxi, the audit manager of Shenzhen Dahua Tiancheng Accounting Firm, the audit manager of BDO China Shu Lun Pan Certified Public Accountants LLP and Yangcheng (HK) CPA Limited, the vice president and CFO of Guangzhou Greenery Cafe Company Limited, the secretary of the board and CFO of Guangzhou Jiacheng International Logistics Co., Ltd. (a company listed on the SSE), the deputy general manager of Guangdong Xiyu Investment Management Co., Ltd. and a director and the senior vice president of Jiangxi Geto New Materials Corporation Limited. He is currently a director and the general manager of Guangzhou Dening Investment Management Co., Ltd.
Qiu Zilong Mr. Qiu, male, born in March 1967, is an Independent Non-executive Director of the Company. Mr. Qiu holds a bachelor’s degree of physics in radio from Hunan Normal University and a master’s degree in business administration from Peking University Shenzhen Graduate School and is currently the executive vice president of Shenzhen Changsha Chamber of Commerce. Mr. Qiu had previously served as the assistant engineer, assistant factory director and deputy factory director of Guangdong Panyu Safety Equipment Factory, the deputy general manager of Shenzhen Xingelan Electronic Co., Ltd., the managing director of Shenzhen Guanzhong Xie’an Electronic Technology Co., Ltd. and the managing director of Shenzhen Xingguanzhong Electronic Technology Co., Ltd. He is currently the general manager of Shenzhen Changshang Investment Management Co., Ltd. and a director of Shenzhen Beida Soft Bank Investment Corporation Limited.
Liu Mengshu Mr. Liu, male, born in July 1963, is the Chairman of the Company’s Supervisory Committee. Mr. Liu holds a bachelor’s degree and is an engineer. He had served successively as the office director and the head of the party committee’s propaganda department of GRGC’s Changsha headquarters, and the chief of the party committee’s organization department, the chief of the party committee’s propaganda department (head of corporate culture department), the director of the party committee office of GRGC and a director, the deputy secretary of the party committee and the secretary of Committee for Discipline Inspection of GRGC. He is currently the secretary of Committee for Discipline Inspection of China Railway Nanchang Group Co., Ltd.
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Name Biography
Chen Shaohong
Mr. Chen, male, born in January 1967, is a Shareholder Representative Supervisor of the Company. Mr. Chen holds a bachelor’s degree and is a certified senior economist. He had served successively in GRGC as the vice-director of the corporate management office and the vice-director and director of the corporate management and legal affairs department of GRGC, the vice-chief economist and the director of the corporate and legal affairs department of GRGC, the chief legal advisor and the chief of the corporate management and legal affairs department of GRGC, and the chief legal advisor and the director of the corporate management and legal affairs department of GRGC. He is currently the chief legal advisor of GRGC.
Xiang Lihua Mr. Xiang, male, born in September 1973, is a Shareholder Representative Supervisor of the Company. Mr. Xiang holds a bachelor’s degree and is a political engineer. He had previously served as the secretary of the Board and the director of the general department of GZR, the deputy office director of GRGC, the Vice Secretary of the Party Committee and the Secretary of Committee for Discipline Inspection of the Company’s Communication and Signaling Section in Guangzhou, and the head of the marketing department of GRGC. He is currently the director (chief) of the human resources department (party committee organization) of GRGC.
Meng Yong Mr. Meng, male, born in September 1967, is a Shareholder Representative Supervisor of the Company. Mr. Meng holds a bachelor’s degree and is an accountant. He had previously served as the head of the Finance Planning Division of the Finance Section and the deputy director of the Finance Section, the deputy director of the Finance Department (Revenue Division) of GRGC and the director of the Audit Department of GRGC. He is currently the director of the Finance Department (Income Department) of GRGC.
Zhou Shangde Mr. Zhou, male, born in December 1970, is an Employee Representative Supervisor of the Company. Mr. Zhou graduated with a master’s degree and is a political engineer. He had successively served in the Company as the Deputy Chief of the Organizational Personnel Department, the Director of the Party Committee office, and the Chairman of the Trade Union of the Integrated Service Center of the Company. He also served in GRGC as the deputy head of the human resources department, the deputy office manager and the director of the reception office, and the chief party secretary of office administration. He also served in the Company as the Party Secretary and station master of Shenzhen Station, the station master of Shenzhen North Station and the Deputy Secretary of the Party Committee. He is currently engaged in special projects in the Company.
Lin Wensheng Mr. Lin, male, born in December 1964, is an Employee Representative Supervisor of the Company. Mr. Lin holds a bachelor’s degree and is a senior accountant. Mr. Lin had previously served as the chief accountant of the Industrial and Electrical Business Department of the Company, the deputy chief economist of the Guangzhou Electricity Section and the head of the Planning and Finance Department of the Company. He is currently the head of the Audit Department of the Company.

Name Biography
Gong Yuwen
Mr. Gong, male, born in September 1966, is the Deputy Secretary of the Party Committee, and the Secretary of the Discipline Inspection Commission of the Company. Mr. Gong holds a bachelor’s degree and is an economist. He had served successively as the deputy director and the director of the human resources department (party committee organisation) leading the personnel department of GRGC, the deputy director of the human resources department of GRGC and the deputy director of the organizational department of the party committee. He also served in the Company as the Party Deputy Secretary and the deputy station master of Guangzhou East Station, the Secretary of the Party Committee and the deputy station master. He is currently the Deputy Secretary of the Party Committee, and the Secretary of the Discipline Inspection Commission of the Company.
Luo
Jiancheng Mr. Luo, male, born in January 1973, is the Deputy General Manager of the Company. Mr. Luo graduated with a bachelor’s degree, a master’s degree in engineering from Tsinghua University and is a senior engineer. He served successively as the chief of the Investigation & Inspection Division of the General Office of GRGC, the station master of Shiweitang Station of SR, the deputy chief of the Transportation Department of GRGC, the assistant of the General Manager of the Company, the general manager of Guangzhou Tiecheng Enterprise Company Limited and the deputy general manager of GMSR. He is currently the Deputy General Manager of the Company.
Tang Xiangdong Mr. Tang, male, born in September 1968, is the Deputy General Manager and the Secretary of the Board of the Company. Mr. Tang graduated with a bachelor’s degree and holds an MBA degree, and is a senior accountant. He had served as the Office Supervisor of the Revenue Settlement Center, the Director of the Finance Department and the Chief Accountant of the Company. He is currently the Deputy General Manager and the Secretary of the Board of the Company.
Luo Xinpeng Mr. Luo, male, born in October 1965, is the Chief Accountant of the Company. Mr. Luo completed a part-time master’s degree and is a senior accountant. He had previously served as the vice director of the finance department of the Guangzhou Railway Works of the Ministry of Railways, the director of the finance department, the chief accountant and the director of the finance department of the Guangzhou Railway Rolling Stock Works of China National Railway Locomotive & Rolling Stock Industry Corporation, the chief accountant of GRGC’s Guangzhou railway rolling stock works, the chief accountant of Yuehai Railway Company Limited, and the chief accountant of Hainan Railway Company Limited. He is currently the Chief Accountant of the Company.
(2) Share incentives granted to the Directors and Senior Management during the reporting period
?Applicable ?Not applicable

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II. ENGAGEMENTS OF DIRECTORS, SUPERVISORS AND SENIOR
MANAGEMENT (CURRENT AND RESIGNED DURING THE REPORTING PERIOD)
(1) Engagements in shareholders
Name of personnel Name of shareholder
Position at shareholder Beginning of engagement End of engagement
Wu Yong
GRGC
Chairman of the Board
August 2014
Secretary of the Party Committee November 2017
Guo Jiming GRGC Chief Accountant June 2019
Director June 2019 March 2020
Wang Bin GRGC Director of the Transportation Department November 2018 July 2020
Zhang Zhe GRGC Chief of the Passenger Transport
Department April 2019
Liu Mengshu GRGC Director November 2017 March 2020
Deputy Secretary of the Party Committee and Secretary of the Committee for
Discipline Inspection December 2013 September 2020
Chen Shaohong GRGC Chief Legal Adviser December 2017
Chief of the Corporate Management and
Legal Affairs Department November 2018 April 2020
Xiang Lihua GRGC Director (Chief) of Human Resources Department (Party committee organization) September 2018
Meng Yong GRGC Chief of the Finance Department (Income
Department) April 2020
Chief of the Audit Department June 2019 April 2020

(2) Engagements in other companies
Name of personnel
Name of company
Position at company
Wu Yong
Qian Zhang Chang Railway Company Limited, Huai Shao Heng Railway Co., Ltd.
Chairman of the Board
Guo Jiming Guangdong Railway Company Limited, Shichang Railway Company
Limited Chairman of the Board
WGPR Vice Chairman of the Board
Hukun Passenger Railway Line (Hunan) Company Limited Director
GZIR, PRDIR and Hainan Railway Company Limited Chairman of the
Supervisory Committee
Wang Bin China Railway Nanchang Group Co., Ltd. Deputy General Manager
Zhang Zhe Guangdong Tieqing International Travel Agency Company Director
Beijing Zhongtie Commemorate Ticket Co., Ltd. Supervisor
Frederick Ma
Si-Hang Husky Energy, FWD Group and New Frontier Corporation Director
Tang Xiaofan Guangzhou Dening Investment Management Co., Ltd. Managing Director
Qiu Zilong Shenzhen Changshang Investment Management Co., Ltd. General Manager
Shenzhen Beida Soft Bank Investment Corporation Limited Director
Liu Mengshu China Railway Nanchang Group Co., Ltd. Secretary of the Commission for
Discipline Inspection
Xiang Lihua Guangzhou Beiyang Information Technology Company Limited Chairman of the
Supervisory Committee
Chen Shaohong Guangdong Railway Company Limited, Hainan Railway Company
Limited, Qian Zhang Chang Railway Company Limited, XSR, MSR Director
Shichang Railway Company Limited, Hukun Passenger Railway Line
(Hunan) Company Limited Chairman of the
Supervisory Committee
Meng Yong Hong Kong Qiwen Trade Company Limited Director
WGPR, Guangdong Railway Company Limited Chairman of the
Supervisory Committee
Hukun Passenger Railway Line (Hunan) Company Limited, Huai Shao
Heng Railway Co., Ltd. Supervisor
Luo Jiancheng Dongguan Changsheng Enterprise Company Limited, Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited, Shenzhen Guangshen Railway Economic and Trade Enterprise
Company Limited and Zengcheng Lihua Stock Company Limited Chairman of the Board
Guangzhou Tiecheng Enterprise Company Limited, Shenzhen
Guangshen Railway Civil Engineering Company Director
Luo Xinpeng Guangzhou Tiecheng Enterprise Company Limited, Shenzhen Guangshen Railway Civil Engineering Company Director
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III. REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
Decision-making procedure of the remuneration of Directors, Supervisors and senior management Remuneration or allowance standards of the Directors and Supervisors of the Company should be submitted for approval at the general meeting after consideration and discussion by the Board.
Basis for determination of the remuneration of the Directors, Supervisors and senior management Determined with reference to the level of remuneration in Shenzhen where the Company is located, the job nature of individual staff, as well as the annual objectives of the Company, the completion status of work targets and the operating results of the
Company.
Actual payment of remuneration of Directors, Supervisors and senior management During the reporting period, none of the following Directors, namely Wu Yong, Guo Ji’an, Guo Jiming, Wang Bin, Zhang Zhe, and the following Supervisors, namely Liu Mengshu, Chen Shaohong, Xiang Lihua and Meng Yong, received any remuneration from the Company. As far as the Company is aware, as at the date of publication of this report, the Company had no arrangements under which the Directors, Supervisors and senior management had waived or agreed to waive any remuneration. For details of the actual payment of remuneration to the Directors, Supervisors and senior management and details of remuneration by level of remuneration during the reporting period, please see the section headed “Changes in shareholdings and remunerations of Directors, Supervisors and senior management (current and resigned during the reporting period)” above and the relevant contents of Note 43 to the financial statements of the Company prepared in accordance with the International Financial Reporting Standards.
Total actual amount of remuneration received by all of the Directors, Supervisors and senior management at the end of the reporting period During the reporting period, the Directors, Supervisors and senior management received a total remuneration of RMB3.696 million.

IV. CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
Name
Position held
Change Reason for change
Wang Bin
Non-executive Director
Elected
Election on general meeting
Frederick Ma
Si-Hang Independent Non-executive Director and Chairman of
Audit Committee and Remuneration Committee Elected Election on general meeting
Tang Xiaofan Independent Non-executive Director and Member of
Audit Committee and Remuneration Committee Elected Election on general meeting
Qiu Zilong Independent Non-executive Director and Member of
Audit Committee and Remuneration Committee Elected Election on general meeting
Lin Wensheng Employee Representative Supervisor Elected Election on employee representative meeting
Guo Xiangdong Deputy General Manager Engaged Engaged by the
Board
Guo Ji’an Non-executive Director Resigned Adjustment of work arrangements
Chen Song Independent Non-executive Director and Chairman of
Audit Committee and Remuneration Committee Resigned Rotation of the
Board
Jia Jianmin Independent Non-executive Director and Member of
Audit Committee and Remuneration Committee Resigned Rotation of the
Board
Wang Yunting Independent Non-executive Director and Member of
Audit Committee and Remuneration Committee Resigned Rotation of the
Board
Song Min Employee Representative Supervisor Resigned Adjustment of work arrangements
V. EXPLANATION OF PUNISHMENT BY SECURITIES REGULATORY BODIES FOR THE PAST THREE YEARS
?Applicable ?Not applicable

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VI. OTHER INFORMATION ON DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
(1) Equity interests of Directors, Supervisors or Chief Executives
Save as disclosed below, as of the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the Directors, Supervisors or chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company did not receive any notification of such interests or short positions from any Directors, Supervisors or chief executives of the Company as required to be made to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules of SEHK.
Name
Name of the company/ associated corporation
Position
Capacity and nature of interest
Number and class of shares held Percentage of shareholding in the total share capital of the Company (%) Percentage of shareholding in the relevant class of shares of the Company (%)
Long/Short position
Guo Xiangdong
The Company
Director
Beneficial owner
A Shares:
80,000 shares
0.0011
0.0014
Long Position
Xiang Lihua The Company Supervisor Interest of spouse A Shares:
18,200 shares 0.00026 0.00032 Long Position
During the reporting period, none of the Company or its subsidiaries had entered into any arrangement such that the Company’s Directors, Supervisors or chief executives or their respective spouses or children under the age of 18 could obtain any right to subscribe for any shares or debentures of the Company or any other legal entities.
Other companies in which the Directors and Supervisors of the Company were directors or employees did not have interests in the shares and underlying shares of the Company that were required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO.

(2) Service contracts of Directors and Supervisors
Each of the Directors and Supervisors of the Company has entered into a service contract with the Company. The Company and its subsidiaries did not enter into any director’s or supervisor’s service contract prior to 31 January 2004 and were exempt from complying with the shareholders’ approval requirement under Rule 13.68 of the Listing Rules of SEHK. None of the Directors or Supervisors has entered into any service contract with the Company which cannot be terminated by the Company within one year without payment of compensation (other than statutory compensation).
(3) Interests of Directors and Supervisors in contracts
None of the Directors or Supervisors of the Company had any direct or indirect interests in any transaction, contract or arrangement of significance subsisting during the year to which the Company or any of its subsidiaries was a party.
VII. INFORMATION OF EMPLOYEES
(1) Employee information
Total number of current employees 41,286
Number of disengaged and retired employees for whom the parent company and major subsidiaries shall be liable to expenses 39
Professional constitution
Category of professional constitution Number of professionals
Passenger, freight transportation and transit operation personnel 19,214
Engineering personnel 5,491
Driving personnel 3,497
Public works personnel 3,422
Electricity personnel 1,841
Electricity and water supplies personnel 2,138
Building construction personnel 1,246
Various operations and other employees of subsidiaries 114
Technical and administrative personnel 4,323
Total 41,286
Level of education
Category of education level Number of persons
Postgraduate or above 157
University graduate 4,826
College for professional training 15,686
Other (secondary vocational school, high school and vocational technical school, etc.) 20,617
Total 41,286
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(2) Remuneration policy
The Company conducts budget management in relation to remuneration issues, and the annual salary budget is jointly formulated by the Budget Department and Labor Department of the Company at the beginning of each year. Such budget is first discussed and approved at the meeting of the General Manager’s office, and is then prepared for implementation by the Labor Department of the Company after being considered and approved by the Board of the Company.
Salary for the Company’s staff mainly comprises basic salary, performance-based salary and benefit plans. The basic salary includes salary in respect of the position, salary in respect of skills and various allowances and subsidies accounted for under salary payable in accordance with regulations. Performance-based salary refers to salary calculated on the basis of economic benefits and social benefits, or piece-rate pay calculated on the basis of workload, or performance-based salary calculated on the basis of job performance. Benefit plans include various social insurance and housing funds paid as required by relevant policies. Please refer to Note 31 to the financial statements for the total wages and benefits paid by the Company to its employees during the reporting period.
In the process of distributing staff salaries, the Company always adheres to the principles of distribution based on labor, efficiency and fairness. It follows that distribution of staff salary is determined on the premise of macro-control, on the basis of job evaluation, and on the foundation of staff performance appraisal, which plays an important role in the distribution system of the Company’s incentive mechanism and mobilizing the initiative of employees.
(3) Training Plan
During the reporting period, the Company had a total of 118 occupational education management personnel and a total of 844,189 people participating in vocational training, which mainly include training on job standardization, adaptability, qualification and continuing education. The annual training plan of the Company for the year was 100% completed and the training expenses amounted to approximately RMB51.09 million.
(4) Employee insurance and benefits plan
Pursuant to applicable national policies and industrial regulations, the Company provides its employees with a series of insurance and benefits plans that mainly include housing fund, retirement pension (basic retirement insurance and supplemental retirement insurance), medical insurance (basic medical insurance, supplemental medical insurance and maternity insurance), work-related injury insurance and unemployment insurance.
(5) Retirement plan
As of the end of the reporting period, the Company has not implemented any retirement plan.

Chapter 9
Corporate Governance
I. INFORMATION REGARDING CORPORATE GOVERNANCE
Since the listing of the Company on the SEHK and the NYSE in 1996 and on the SSE in 2006, the Company has been continuously improving its corporate governance structure, perfecting its internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas Listing Rules and regulatory requirements after taking into account of the actual state of affairs of the Company. Participants in general meetings, the Board and the Supervisory Committee of the Company have clearly defined powers and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there are no material differences between the Company’s corporate governance structure and the regulatory requirements as set by regulatory authorities in the place of listing of the Company’s stocks.
During the reporting period, pursuant to the regulatory requirements for the internal control of listed companies set out by domestic and overseas securities regulatory bodies, the Company completed the self-assessment on internal control and relevant auditing works for the year of 2019, amended the Articles, and conducted thorough self-inspection with reference to the requirements set forth in the Notice on Promoting the Listed Companies in the Jurisdiction to Fulfill Corporate Responsibilities and Enhance Corporate Governance to Achieve High-Quality Development (Shen Zheng Ju Gong Si Zi [2020] No. 128) (《關於推進轄區上市公司落實主體責任提高治理水平實現高質量發展的通知》（深證局公司字[2020]128號）) issued by CSRC Shenzhen Branch in a bid to improve corporate governance of the Company and prevent risks and hazards, altogether further improving the Company’s corporate governance and internal controls to promote the sound and sustainable developments of the Company.
During the reporting period, in view of the highly centralized systematic transportation management on the national railway network, it was necessary for the Company’s largest shareholder, GRGC, to obtain the Company’s financial information and the Company’s monthly financial data summaries during the reporting period, in order to exercise its administrative functions as an industry leader granted by laws and administrative regulations. In view of this, the Company duly complied with regulations set out in the Management Rules on Inside Information and Insiders (《內幕信息及知情人管理制度》), enhanced the management of non-public information, reminded its shareholders to promptly fulfill their obligations with respect to confidentiality and the prevention of insider trading.
Improvement of corporate governance is a long-term systematic project, which requires continuous improvement and enhancement. As it always has, the Company will continue to promptly update and improve its internal systems in accordance with the relevant regulations, promptly identify and solve problems, strengthen its management foundation and enhance its awareness of standardized operation and level of governance to promote the regulated, healthy and sustainable development of the Company.
Is there any significant difference between the corporate governance and requirements of related regulations of CSRC? If there is significant difference, explanations shall be made.
?Applicable ?Not applicable

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II. SUMMARY OF GENERAL MEETINGS
(1) General meetings held during the reporting period
Session of meeting
Date Media in which resolutions were disclosed Date of disclosure
2019 Annual General Meeting
16 June 2020
Website of SSE (www.sse.com.cn)
17 June 2020
HKEXnews website of SEHK (www.hkexnews.hk) 16 June 2020
(2) Important event for the attention of shareholders in the coming year
The Company plans to convene the 2020 Annual General Meeting, during which it will conduct votes and make resolutions on issues including the profit distribution plan. With respect to the specific arrangements for the 2020 Annual General Meeting, investors are advised to pay attention to and carefully read the “Notice of 2020 Annual General Meeting” which will be published on the website of the SSE (http://www.sse.com.cn), the HKExnews website of the SEHK (http://www.hkexnews.hk) and the Company’s website (http://www.gsrc.com) in due course.

III. PERFORMANCE OF DUTIES BY DIRECTORS

(1) Attendance at Board meetings and general meetings by Directors

Name of Director	Whether the Director is an Independent Director	Attendance at Board meetings: Number of Board meetings to be attended this year	Number of meetings attended in person	Number of meetings attended by way of telecommunication	Number of meetings attended by proxy	Number of absences	Whether two consecutive Board meetings were not attended	Attendance at general meetings: Number of general meetings attended
Wu Yong	No	7	7	7	0	0	No	1
Hu Lingling	No	7	7	7	0	0	No	1
Guo Jiming	No	7	7	7	0	0	No	1
Wang Bin	No	5	5	5	0	0	No	0
Guo Ji'an(*)	No	2	2	2	0	0	No	0
Zhang Zhe	No	7	7	7	0	0	No	1
Guo Xiangdong	No	7	7	7	0	0	No	1
Frederick Ma Si-Hang	Yes	5	5	5	0	0	No	0
Tang Xiaofan	Yes	5	5	5	0	0	No	0
Qiu Zilong	Yes	5	5	5	0	0	No	0
Chen Song(*)	Yes	2	2	2	0	0	No	0
Jia Jianmin(*)	Yes	2	2	2	0	0	No	0
Wang Yunting(*)	Yes	2	2	2	0	0	No	0

Note: "*" means that the person had resigned during the reporting period.

During the reporting period, there was no incident of non-attendance in person by Directors at two consecutive Board meetings.

Number of Board meetings held during the year		7
Including:	Number of on-site meetings	0
	Number of meetings held by way of telecommunication	7
	Number of meetings held on-site combined with telecommunication	0

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(2) Performance of duties by Independent Directors
1. Attendance at meetings
During the reporting period, the Company held 1 general meeting, 7 Board meetings and 6 Audit Committee meetings. The Company did not hold any Remuneration Committee meeting. All Independent Directors attended all the meetings either in person or by proxy. Please see the relevant part of “Attendance at Board meetings and general meetings by Directors” and “Audit Committee” of this chapter for details.
2. Objection to related matters of the Company by Independent Directors
During the reporting period, the Independent Directors of the Company did not raise any objection to the resolutions raised at the meetings of the Board or other matters which were not the resolutions of the Board meetings.
3. Recommendations for the Company and approval
During the reporting period, all Independent Directors of the Company faithfully performed their responsibilities and obligations stipulated by laws, regulations, the Articles and the Work Rules of Independent Directors (《獨立董事工作條例》) with an attitude of responsibility towards all of the shareholders of the Company. They showed solicitude for the Company’s operation and compliance with laws, actively participated in Board meetings and related meetings, carefully reviewed each of the resolutions proposed at the meetings, made valuable suggestions and offered opinions on important project investments, operations and management of the Company based on their professional knowledge. They also raised independent opinions according to relevant rules and facts according to their knowledge of the material affairs of the Company, such as external guarantees, changes of directors and engagements of senior management. During the process of preparation and disclosure of the annual report, the Independent Directors fulfilled the duties required by the securities regulatory authorities and the Annual Report Working Rules of the Audit Committee and Independent Directors (《審核委員會及獨立董事年報工作制度》). They performed their duties in a proactive manner, and communicated with the Company and finance and auditing firms adequately and carefully raised practical suggestions. The Independent Directors exerted their independent functions adequately and ensured the legitimate rights and interests of the shareholders, especially minority shareholders, of the Company.

Firstly, the Independent Directors recommended the Company to cooperate with the external auditor in relation to the auditing of the 2019 Annual Report in accordance with the agreed audit arrangements. The Company promptly provided the accounting information and other relevant information required for the audit to ensure the audit quality of the 2019 Annual Report.
Secondly, they recommended the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as the domestic auditor and PricewaterhouseCoopers as the international auditor of the Company for 2020. The above resolutions for the re-appointment of domestic and international auditors were passed upon consideration at the fifteenth meeting of the eighth session of the Board and the 2019 Annual General Meeting of the Company.

4.	On-site working and inspection

During the reporting period, the Independent Directors of the Company mainly participated in on-site meetings to gain knowledge of the Company’s daily operations. They also communicated with other Directors, senior management and related staff of the Company through telephone and emails as detailed below:
Time Matter Venue Participant

16	June 2020

Attendance of the 2019 Annual General Meeting
Headquarters of the Company
Tang Xiaofan, Qiu Zilong

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5. Expression of independent opinions

During the reporting period, the Independent Directors of the Company expressed independent opinions as follows:

Time	Meeting	Matter	Type of opinion
30 March 2020	The fifteenth meeting of the eighth session of the Board	Explanation and independent opinion on the external guarantees of the Company	During the reporting period, the Company had no external guarantees.
16 June 2020	2019 Annual General Meeting	Independent opinion on GRGC's nomination of Mr. Wu Yong, Mr. Hu Lingling, Mr. Guo Jiming, Mr. Wang Bin, Mr. Zhang Zhe and Mr. Guo Xiangdong as the candidates for the Non-Independent Directors of the ninth session of the Board of the Company, and nomination of Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong as the candidates for the Independent Directors of the ninth session of the Board of the Company	After reviewing the related nomination documents and materials of the proposed personnel, they confirmed that their qualifications were legal and agreed to recommend these Director candidates at the general meeting.
16 June 2020	The first meeting of the ninth session of the Board	Independent opinion on the engagement of Mr. Guo Xiangdong as the Deputy General Manager of the Company	After reviewing the related nomination documents and materials of the proposed personnel, they confirmed that their qualifications were eligible and the engagement processes were legal. Thus, it agreed to the engagement of these personnel by the Board.

IV. IMPORTANT OPINIONS AND SUGGESTIONS OFFERED BY SPECIAL
COMMITTEES UNDER THE BOARD IN THE PERFORMANCE OF THEIR DUTIES DURING THE REPORTING PERIOD, AND DISCLOSURES OF DETAILS PROVIDED IN THE EVENT OF OBJECTION
During the reporting period, special committees under the Board did not make important opinions and suggestions in the performance of their duties and there was no matter of objection.
V. EXPLANATION OF EXISTENCE OF RISKS BY THE SUPERVISORY COMMITTEE
During the reporting period, the Supervisory Committee made no objection to the matters of supervision.
VI. INABILITY OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS TO ENSURE INDEPENDENCE AND MAINTAIN THEIR CAPACITY AS AN
INDEPENDENT OPERATION IN TERMS OF BUSINESS, PERSONNEL, ASSETS, ORGANIZATION AND FINANCE
During the reporting period, the Company maintained autonomy in operation and finance, and maintained independence from the largest shareholder, GRGC, with respect to its business, staff, assets, organization and finance.
Existing peer competition and corresponding work progress and follow-up work plans of the Company
?Applicable ?Not applicable
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VII. ESTABLISHMENT AND IMPLEMENTATION OF THE COMPANY’S
APPRAISAL MECHANISM AND INCENTIVE MECHANISM FOR SENIOR MANAGEMENT DURING THE REPORTING PERIOD
In order to strengthen the incentives to and restrictions on senior management, motivate the senior management to enhance their management capabilities and level, and review and evaluate the work and performance of the individual members of senior management, the Company implements an objective responsibility assessment mechanism for senior management, under which the Board and the senior management of the Company and its subsidiaries signed target assessment responsibility letters at the beginning of every year, and the indicators for such assessment include passenger and freight transportation volume, revenue from transportation, safety, costs, profit and management. After the assessment period, the Company provides incentive awards on an individual basis based on the completion of targets and tasks by individual members of senior management and the assessment results.
VIII. DISCLOSURE OF THE REPORT OF SELF-ASSESSMENT ON INTERNAL CONTROL
During the reporting period, the Board of the Company continued to comply with the relevant domestic and overseas requirements, and carried out a self-assessment of the effectiveness of its internal control. For details of the assessment report, please refer to the Report on Internal Control 2020 disclosed on the website of SSE (http://www.sse.com.cn), the HKEXnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http://www.gsrc.com).
Explanation on significant deficiencies in internal control during the reporting period
?Applicable ?Not applicable
IX. INFORMATION ON THE AUDIT REPORT ON INTERNAL CONTROL
PricewaterhouseCoopers Zhong Tian LLP has assessed the efficacy of the internal control system related to the financial reporting by the Board, and has issued an unqualified audit report. For details of the audit report, please refer to the Audit Report of Internal Control disclosed on the website of SSE (http://www.sse.com.cn), the HKEXnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http://www.gsrc.com).
Will the Company disclose the audit report on internal control? Yes
Type of opinion on the Audit Report of Internal Control: Standard and unqualified opinion

X. CORPORATE GOVERNANCE REPORT

(1)	Compliance with the Corporate Governance Code

Apart from the provision of the Corporate Governance Code regarding the establishment of a nomination committee, as far as the Company and its Directors are aware, during the reporting period, the Company has complied with the relevant code provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of SEHK. Meanwhile, the Company has applied the principles set out in the Corporate Governance Code to its corporate governance structure and practices.
As at the end of the reporting period, the Board of the Company decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry in which the Company operates, as well as the corporate governance structure over time. According to the requirements of the Articles and the Procedures for Shareholders to Nominate a Person for Election as a Director, upon the expiration of the term of a director of the Company or in the event of a vacancy following the resignation of a director of the Company, shareholders individually or collectively holding 3% or more of the issued shares of the Company may nominate a candidate to be a non-independent director by way of written proposal to the Company; and shareholders individually or collectively holding 1% or more of the issued shares of the Company may nominate a candidate to be an independent director by way of written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his or her term, the director shall be entitled to be re-elected.

(2)	Securities transactions by Directors, Supervisors and senior management, and interests in competing business

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules of SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Listed Companies and the Changes Thereof (《上市公司董事、監事和高級管理人員所持公司股份及其變動管理規則》) (Zheng Jian Gong Si Zi [2007] No. 56) of the CSRC as its own code of conduct regarding securities transactions of the Directors of the Company. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Guangshen Railway Company Limited and the Changes Thereof (《廣深鐵路股份有限公司董事、監事和高級管理人員持有公司股份及其變動管理制度》), which was approved at the twenty-second meeting of the fourth session of the Board.
After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management complied with the required standard set out in the abovementioned code, rules and regulations and system requirements.
After making specific enquiries with all the Executive Directors, Non-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the Directors, Non-executive Directors and Supervisors held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly.
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(3)	The Board

As of the date of this report, the Board of the Company is composed of nine Directors, including Mr. Wu Yong (Chairman of the Board and Executive Director), Mr. Hu Lingling (Executive Director), Mr. Guo Xiangdong (Executive Director), Mr. Guo Jiming (Non-executive Director), Mr. Wang Bin (Non-executive Director), Mr. Zhang Zhe (Non-executive Director), Mr. Frederick Ma Si-Hang (Independent Non-executive Director), Mr. Tang Xiaofan (Independent Non-executive Director) and Mr. Qiu Zilong (Independent Non-executive Director).
The Board leads the Company in a responsible attitude and effective manner. The Board is responsible for devising and reviewing the Company’s development strategies and planning, reviewing and approving the annual budget and business plans, recommending proposals of dividends, ensuring the implementation of an effective internal control system and supervising the performance of the management in accordance with the Articles, the Rules of Procedure of the General Meetings and the Rules of Procedure of the Board Meetings.
The management of the Company is led by the General Manager, who is responsible for the daily operation of the Company. The General Manager supervises daily business operations, development planning and implementation under the assistance of the Deputy General Manager, and is responsible to the Board for all businesses of the Company.
The Board comprises nine members, including three Independent Non-executive Directors. The Directors’ diverse backgrounds reflect their different cultural and educational backgrounds and extensive experiences in various industries. The Directors, mostly ranging from 40 to 60 years old, possess the appropriate qualifications related to the businesses of the Company, and are therefore able to provide recommendations to the management from multiple perspectives with diversified modes of thinking. The names, biographical details and occupations of the Directors of the Company are set out in the chapter “Directors, Supervisors, Senior Management and Employees” in this annual report.
The Company provides information on business development to all Directors of the Company, including statements of various forms, documents and minutes of meetings. The Independent Directors promptly obtain in-depth knowledge of the operating situation of the Company through reports of the management of the Company regarding production and on-site investigation. The Company undertakes to provide Independent Directors with the working conditions necessary for the performance of their duties. The Secretary of the Board actively assists the Independent Directors in performing their duties, and other relevant personnel of the Company would cooperate with the Independent Directors as needed to perform their duties. The fees required for the engagement of intermediaries and the discharge of other duties by the Independent Directors are borne by the Company so that the Independent Directors can effectively perform their duties.
During the reporting period, the Board held 7 meetings in total. For details of the attendance of the Directors at the Board meetings, please refer to the relevant parts of “Performance of Duties by Directors” in this chapter.
There is no financial, business, family or other material/connected relationship between members of the Board and the Chairman of the Board and the General Manager.
The Board has established the Audit Committee and the Remuneration Committee to supervise the relevant affairs of the Company. Each committee has specific responsibilities, and reports and gives advice to the Board on a regular basis.

(4)	Board diversity policy

In December 2018, the Company established its Board Diversity Policy. Under such policy, the Board shall consider and adopt measurable objectives for achieving diversity of Board members each year. When selecting candidates, the Board shall consider a wide range of factors regarding diversity, including but not limited to gender, cultural and educational background, region, industry and professional experiences, acquired knowledge and length of service, and the Company shall also incorporate its corporate features and specific requirements to reach a final decision, having due regard to the candidates’ level of qualifications reflected by objective criteria and the benefits of diversity on the Board members.
The Board will monitor the implementation of such policy, as well as the progress of measurable objectives in relation to the diversity and whether these objectives have been achieved. The Board will also evaluate the policy at appropriate times in order to ensure the effectiveness of the policy. The Board will discuss and adopt any necessary amendments.

(5)	Chairman of the Board and General Manager

Mr. Wu Yong and Mr. Hu Lingling are the Chairman of the Board and the General Manager of the Company respectively. The Chairman of the Board is responsible for leading the Board and ensuring that all key and appropriate issues are discussed by the Board in a timely manner. The Company does not have a chief executive officer and the relevant duties of a chief executive officer (including the implementation of annual business plans and investment proposals of the Company and decision-making on production, operation and management, etc.) are performed by the General Manager of the Company.

(6)	Tenure of Non-executive Directors and confirmation of independence of Independent Non-executive Directors

For a discussion of the tenure of the existing Non-executive Directors of the Company, please refer to the relevant part of the section headed “Directors, Supervisors, Senior Management and Employees” in this annual report.
The Company has received annual confirmation letters for this year from all Independent Non-executive Directors, with respect to their independence pursuant to Rule 3.13 of the Listing Rules of SEHK. The Company concurs with their finding of independence.

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(7)	Remuneration Committee and remuneration of Directors

Members of the Remuneration Committee of the Company are appointed by the Board. At present, the committee consists of three Independent Non-executive Directors and two Executive Directors, namely, Mr. Frederick Ma Si-Hang (Chairman of the Remuneration Committee), Mr. Tang Xiaofan, Mr. Qiu Zilong, Mr. Wu Yong and Mr. Hu Lingling.
According to the requirements of the Terms of Reference of the Remuneration Committee of the Company, the principal duties of the Remuneration Committee include reviewing and making recommendations to the Board in respect of the remuneration packages for the Directors and the Supervisors of the Company, as well as approving the terms and conditions of the Executive Directors’ service contracts. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business development strategies, reasonable remuneration to attract and retain high caliber executives. The Remuneration Committee shall obtain benchmark information from internal and external sources in relation to the market standard for remuneration and packages offered in the industry, and consider the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The Remuneration Committee is provided with adequate resources from the Company to perform its duties.
During the reporting period, the Remuneration Committee of the Company did not convene any meetings.
At the 2019 Annual General Meeting held by the Company on 16 June 2020, it was considered and approved that the remuneration and allowances of each of the domestic Independent Non-executive Directors would be RMB100,000 and RMB12,000 per year respectively, and the remuneration and allowances of each of the overseas Independent Non-executive Directors would be HK$150,000 and HK$18,000 per year respectively. For details of the remuneration of Directors in the reporting period, please refer to the relevant parts of the section headed “Directors, Supervisors, Senior Management and Employees” in this annual report.

(8)	Audit Committee

Members of the Audit Committee are appointed by the Board. At present, the committee consists of three Independent Non-executive Directors, namely Mr. Frederick Ma Si-Hang (Chairman of the Audit Committee), Mr. Tang Xiaofan and Mr. Qiu Zilong. They possess appropriate academic and professional qualifications or related financial management expertise. Mr. Tang Xiangdong, who is the Secretary to the Board of the Company, is the secretary of the Audit Committee.
According to the requirements of the Working Rules of the Audit Committee of the Company (《審核委員會工作條例》), the principal duties of the Audit Committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries and confirming the nature and scope of audit, as well as supervising the establishment of the internal control and compliance of the Company with the relevant laws and regulations. The Audit Committee shall also discuss matters raised by the internal auditors and external auditors of the Company and regulatory authorities to ensure that all appropriate recommendations are implemented. The Audit Committee has been provided with adequate resources to perform its duties. The Board has no disagreement in relation to the Audit Committee’s advice on the selection, appointment, resignation or removal of auditors of the Company.

During the reporting period, the Audit Committee held 6 meetings to examine, review and supervise the Company’s internal control performance related to financial reporting, review the Company’s financial statements and auditing results of the auditors, and recommend the appointment of external auditors to the Board.
The attendance of each member of the Audit Committee is set out as below:
Name
Number of meetings to be
attended Number of meetings attended in
person
Attendance rate
Frederick Ma Si-Hang

2
2

100%
Tang Xiaofan 2 2 100%
Qiu Zilong 2 2 100%
Chen Song(*) 4 4 100%
Jia Jianmin(*) 4 4 100%
Wang Yunting(*) 4 4 100%
Note: “*” means that the person had resigned during the reporting period.
The Audit Committee of the Company discussed the audit plan of the annual report with the external auditors of the Company and urged them to submit the audit report promptly. The Audit Committee reviewed the Company’s financial and accounting statements before the external auditors commenced their work and made written suggestions. After the external auditors drafted an initial opinion, the Audit Committee reviewed the statements and made written suggestions again. The Company’s quarterly financial report, interim financial report, and annual financial report and results announcement during the reporting period have been reviewed by the Audit Committee.

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(9)	Auditors remuneration and related professional fees

During the reporting period, the Company appointed PricewaterhouseCoopers Zhong Tian LLP as its domestic auditor and PricewaterhouseCoopers as its international auditor. As of the end of the reporting period, the Company’s domestic auditor has served a term of 13 consecutive years and its international auditor has served a term of 18 consecutive years. The rotation of people in charge of auditing affairs and endorsing certified public accountant is in compliance with the Requirements on the Regular Rotation of the Endorsing Accountants for Securities and Futures Auditing Services (《關於證券期貨審計業務簽字註冊會計師定期輪換的規定》) of the CSRC and the Ministry of Finance of the PRC.
During the reporting period, the Company paid a remuneration of RMB5.30 million (including an internal control audit fee of RMB0.30 million) to PricewaterhouseCoopers Zhong Tian LLP and RMB3.10 million to PricewaterhouseCoopers for their annual auditing services. In addition, the fee that the Company had paid for non-audit services amounted to RMB0.61 million.

(10)	Training of Directors and Company Secretary

The Company places high importance on the continuing training of the Directors, Supervisors and senior management. Upon joining the Board, each Director receives materials on training of directors which contains guidance on conduct and other important matters related to governance. Apart from this, the Company provides the latest Directors’ responsibilities handbook to all Directors to inform them of the latest requirements and amendments of the Listing Rules, and encourages all Directors to participate in related training courses and documents the training record of the Directors. During the reporting period, Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong, Independent Directors of the Company, participated in the SSE’s 71st session of Qualification Training for Independent Directors and obtained independent director qualification certificates. Mr. Tang Xiangdong, Deputy General Manager and Secretary of the Board of the Company, successively participated in a series of business trainings organized by domestic and foreign regulatory agencies and stock exchanges in addition to completing not less than 15 hours of relevant professional training.

(11)	Corporate governance functions

The Board is responsible for the fulfillment of the following corporate governance responsibilities:

1.	developing and reviewing the Company’s corporate governance policies and practices;

2. reviewing and monitoring the training and continuing professional development of the Company’s Directors and senior management;
3. reviewing and monitoring the Company’s policies and regulations with respect to its compliance with laws and regulatory requirements, which include the Listing Rules and other applicable laws and regulatory requirements, and any policies and practices pertaining to the requirements, guidelines and regulations of applicable organizational governance standards;
4. developing, reviewing and monitoring the code of conduct and compliance manual (if any) for the Company’s employees and Directors;
5. reviewing the Company’s compliance with the Corporate Governance Code as adopted by the Company from time to time, and the disclosure in the corporate governance report in the Company’s annual report.

(12)	Shareholders’ rights

In accordance with the requirements of the Articles, two or more shareholders holding, in aggregate, 10% or more of the shares of the Company carrying the right to vote at the meeting sought shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary, to require an extraordinary general meeting or a class meeting to be called by the Board for the business specified in such request. The Board shall proceed as soon as possible to convene an extraordinary general meeting or a class meeting after receiving such request. Shareholders individually or collectively holding 3% or more of the shares of the Company carrying the right to vote at the meeting sought shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary, to require the proposal set forth in the written request to be considered at the meeting sought.
Shareholders shall attend general meetings to raise questions or opinions in relation to the results, operation, strategies and/or management of the Company. The Chairman or Deputy Chairman of the Board, appropriate management and administrative personnel and the external auditors of the Company shall attend general meetings to answer questions from the shareholders. Each general meeting shall make reasonable arrangements for a questioning session for the shareholders.
Shareholders may raise enquiries to the Board based on the contact information provided by the Company and make proposals at the general meetings. For the contact information, please refer to the chapter “Company Profile and Major Financial Indicators” in this annual report.

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(13) Investor relations
The Secretary to the Board of the Company is in charge of the Company’s information disclosure and investor relations. The Company has formulated Working Rules of Secretary to the Board (《董事會秘書工作條例》), Management Rules on Information Disclosure (《信息披露管理辦法》) and the Management System for Investor Relations (《投資者關係管理制度》). The Company has strictly fulfilled its disclosure obligations and commenced management of investor relations in accordance with the relevant requirements.
The Company advocates a corporate culture that respects investors and holds itself accountable to investors. The Company has established a smooth communication channel with investors and has enhanced mutual trust and interaction by disclosing sufficient information to investors, initiating various investor relations activities, and maintaining respect for investors’ right to knowledge and freedom of choice, and rewarding its shareholders.
1. Information disclosure
Credible information disclosure can effectively build a bridge of communication and understanding between investors, regulatory authorities, the public and the Company. This can facilitate a broader and more thorough understanding of the Company’s values. For years, according to the basic principles of openness, impartiality and fairness, the Company has been striving to comply with the requirements of the relevant laws and the Listing Rules, and fulfilling its information disclosure obligations in a timely and accurate manner. The Company takes the initiative to understand investors’ concerns and voluntarily discloses information in response to these concerns so as to increase its transparency.
During the reporting period, the Company promptly completed the preparation and disclosure of its annual, interim and quarterly reports and released various announcements and other shareholders’ documents and information, disclosing in detail of the following information of the Company: operations of the Board, the Supervisory Committee and general meetings, operating conditions, investments, dividends and distribution, corporate governance, and so forth. Moreover, the Company consistently provided in-depth and comprehensive analyses on its operating and financial positions as well as the major factors affecting its business performance in its annual reports and interim reports with a view to strengthening investors’ understanding on the operation, management, and development trends of the Company.

2. Ongoing communication
On the basis of competent disclosure of information, the Company maintains effective two-way communication with investors through various channels and conveys information that investors are concerned with, so as to boost their confidence in the Company’s future development. Meanwhile, the Company extensively collects feedback from the market to elevate the standards of the Company’s governance and operations management.
(i) Making the investor hotline, investor relations e-mail box, and the Investors’ Message section on the Company’s website publicly known, and promptly responding to investors’ enquiries.
(ii) Properly arranging investor visits and research requests, communicating with investors with an open-minded attitude, and establishing a direct communication mechanism between investors and the Company.
(iii) Allowing investors and the public to check information such as the Group’s basic information, rules for the Company’s corporate governance, information disclosure documents, and profiles of Directors, Supervisors and the senior management at any time on the Company’s website.
(iv) Promptly handling and replying to investors’ messages through the “e-interaction” platform developed by SSE for listed companies and investors.

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3. Shareholders' returns

Since its listing, the Company has always insisted on rendering returns to shareholders and has been distributing annual cash dividends for 24 consecutive years with an aggregate cash dividend payment of approximately RMB12.3 billion. The dividends and distributions of the Company over the years since its listing in 1996 are as follows:

(Unit: RMB)

Year	Earnings per share	Dividend per share	Dividend payout ratio (dividend per share/ earnings per share)
1996	0.28	0.10	35.71%
1997	0.19	0.12	63.16%
1998	0.15	0.10	66.67%
1999	0.12	0.12	100.00%
2000	0.11	0.10	90.91%
2001	0.12	0.10	83.33%
2002	0.13	0.10	76.92%
2003	0.12	0.105	87.50%
2004	0.13	0.11	84.62%
2005	0.14	0.12	85.71%
2006	0.16	0.08	50.00%
2007	0.20	0.08	40.00%
2008	0.17	0.08	47.06%
2009	0.19	0.08	42.11%
2010	0.22	0.09	40.91%
2011	0.25	0.10	40.00%
2012	0.19	0.08	42.11%
2013	0.18	0.08	44.44%
2014	0.09	0.05	55.56%
2015	0.15	0.08	53.33%
2016	0.16	0.08	50.00%
2017	0.14	0.08	57.14%
2018	0.11	0.06	54.55%
2019	0.11	0.06	54.55%
Total	3.81	2.155	56.56%

(14) Accountability and auditing
The Directors of the Company acknowledge their responsibility for preparing the accounts and supervising the preparation of the accounts for each financial period, so that the accounts can accurately and fairly reflect the business position, results and cash flow of the Company during the period. In the course of preparing the accounts for the year ended at the end of the reporting period, the Directors adopted and consistently applied appropriate accounting policies, made scrupulous judgments and estimates, and prepared the accounts on a going concern basis.
The Company announced its annual and interim reports in a timely manner within the prescribed time of 3 months and 2 months, respectively, after the end of the relevant period in accordance with the Listing Rules of SEHK. The Company also announced its annual, interim and quarterly reports promptly in accordance with the Listing Rules of SSE.
The responsibility statements of the Directors and the auditors in respect of the preparation of the financial statements of the Company are set out in the “Audit Report” in Chapter 11 “Financial Statements” in this annual report.
(15) Risk management and internal controls
A sound and operable risk management and internal control system is the foundation of good corporate governance. The Board of the Company is responsible for the establishment of sound and effective internal controls, the assessment of the effectiveness of such controls, and making accurate disclosures of its internal control assessment report. In accordance with the requirements of laws and regulations such as the Company Law, Securities Law, the Basic Regulations on Enterprise Internal Control (《企業內部控制基本規範》）and its related guidelines, Guidelines for Internal Control of Listed Companies (《上市公司內部控制指引》), and the United States Sarbanes-Oxley Act, the Board established and enhanced risk control measures of each part of the operation and management of the Company based on a risk-oriented approach, i.e. the internal control management system of risk management. Such system aims at managing instead of eliminating the risk of failure to achieve business objectives, and the Board shall only give reasonable but not absolute assurance against material misstatements or loss.
Under the risk management-oriented approach, the Company has strived to establish an internal control system in compliance with international standards and regulatory requirements. Since 2006, the Company has started to establish and assess the efficacy of internal control related to financial reporting in accordance with the requirements of the United States Sarbanes-Oxley Act. Since 2011, the Company has started to consistently apply the Basic Regulations on Enterprise Internal Control (《企業內部控制基本規範》) and Implementation Guidelines for Enterprise Internal Control (《企業內部控制配套指引》) jointly promulgated by five ministries and commissions of the PRC, and has formed an internal control system that centers on the different departments and units under the group companies, encompassing finance management, information disclosure, budget management, fund management, contract management, project management, procurement and payment, sales and payment collection, costs and expenses, personnel management and preparation of financial reports. The Company has basically built up an internal control system that strings up decision-making, implementation and supervision, an equalizing system that separates different positions, and a management regulation and workflow that adapts to the operation characteristics of the Company to form a relatively comprehensive assessment system for internal control.

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The Board is responsible for continuous supervision of the Company’s risk management and internal control system. The Board reviews the efficiencies of the Company and its subsidiaries, its internal control system (including finance and budgeting matters, operation, compliance, and risk management) at least once a year, ensures adequacy of resources, the qualification and experience of accounting staff, the internal audit functions and financial reporting functions, and the staff training sessions received by staff and related budgets. Such systems seek to manage rather than eliminate the risk of failure in achieving business objectives, and allow for only reasonable but not absolute assurance against material misstatements or loss.
The Audit Committee was established under the Board with the responsibilities of inspecting and supervising the financial reporting and internal control of the Company, inspecting and assessing the overall risk management of the Company (particularly the risk management and risk control system for decision-marking, events and businesses of significance), and supervising implementation thereof. During the reporting period, the Audit Committee held 6 meetings in total, each with the attendance of senior management and the external auditor and internal auditor of the Company. The Audit Committee shall examine report results of the external auditor and internal auditors of the Company, the compliance of the accounting policies and internal controls adopted by the Company with the requirements of the Listing Rules, as well as review the audits, internal control, risk management and financial statements of the Company. The Company’s quarterly results, interim results and annual results during the reporting period will be recommended to the Board for approval after the meeting and discussions of the Audit Committee.
The Audit Department was established by the Company to operate an independent internal audit system. Under the leadership of the Board and the supervision of the Audit Committee, the Audit Department of the Company is responsible for supervision, examination, evaluation and implementation of internal controls for risk management by the Company and its controlling subsidiaries, coordination of internal control and audit, and conducting independent audits on the adequacy and effectiveness of the Company’s operating and managing activities and internal control system. Audit plans for each year shall be discussed and determined by the Audit Committee, and key auditing results shall be discussed with the Audit Committee each time. The Audit Department must principally report to the General Manager and may report to the Chairman of the Audit Committee directly. All internal audit reports shall be submitted to the Chairman of the Board, General Manager, Chief Financial Officer, audited departments and related management of such departments. The Board and the Audit Committee of the Company will actively monitor the quantity and significance of inspection results submitted by internal audit department, and remedial actions adopted by relative departments.
The Company established an internal control system of material information, process and internal control measures for addressing and disseminating price identification-sensitive information. The Company has established systems relating to information disclosure, registration and management of insiders and prevention of misuse and dissemination of sensitive information. The Company has established comprehensive procedures and internal control measures ranging from reporting, identification, auditing and disclosures to the final announcement of inside information, for the purpose of inside information processing and dissemination. The Secretary of the Board assists the Board in managing information in relation to inside information. Meanwhile, the Company carries out information disclosure in a true, accurate, complete, and timely manner pursuant to the laws and regulations and requirements under the Listing Rules, the Articles, and Administrative Measures for the Disclosure of Information of Listed Companies（《信息披露管理辦法》）, so as to ensure equal opportunities of all investors to promptly access relevant Company information.

During the reporting period, the Company continued to implement three lines of defense: “the self-evaluation of the effectiveness of internal controls of business and functional departments, the independent evaluation of the audit department, and the internal audit conducted by the appointed auditors” in accordance with the requirements of laws and regulations of the State and various regulatory institutions, coupled with its own management needs. Meanwhile, the Company provided training and carried out tests for its staff as a whole regarding its risk management and internal control system, in order to enhance risk management awareness of the staff as a whole, strengthen the business departments’ ability to directly assume the responsibilities of risk management and control and achieve a daily operation system for internal control relating to risk management to realize “risk control awareness for all, internal control participation for all, and compliance responsibility for all”, and safeguard the smooth operation of internal control system as a whole.
During the reporting period, the Board confirmed that the Company has developed sufficient and adequate identification, management and reporting systems and procedures for the material risks it is subject to in achieving it strategic objectives. The Board continued to monitor risks and receive support from various professional committee and senior management.
(16) Material changes in the Articles of Association
On 16 June 2020, the Company convened the 2019 Annual General Meeting, in which amendments to the Articles were considered and approved by the shareholders of the Company. For the specific amended Articles, please refer to the “Information of the 2019 Annual General Meeting” of the Company as disclosed on the website of SSE (http://www.sse.com.cn) on 29 April 2020, and the “Proposed Re-election and Appointment of Directors, Proposed Re-election of Shareholder Representative Supervisors, Proposed Amendments to the Articles of Association and Notice of 2019 Annual General Meeting” of the Company as disclosed on the HKEXnews website of SEHK (http://www.hkexnews.hk) on 28 April 2020.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
086
087

Chapter 10
Information Regarding Corporate Bonds
?Applicable ?Not applicable

Chapter 11
Financial Statements
INDEPENDENT AUDITOR’S REPORT
[GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE]
To the Shareholders of Guangshen Railway Company Limited
(incorporated in the People’s Republic of China with limited liability)
OPINION
What we have audited
The consolidated financial statements of Guangshen Railway Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 95 to 191, which comprise:
the consolidated balance sheet as at 31 December 2020;
the consolidated comprehensive income statement for the year then ended;
the consolidated statement of changes in equity for the year then ended;
the consolidated cash flow statement for the year then ended; and
the notes to the consolidated financial statements, which include a summary of significant accounting policies.
Our opinion
In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2020, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.
[GRAPHIC APPEARS HERE]

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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089

[GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE]
BASIS FOR OPINION
We conducted our audit in accordance with International Standards on Auditing (“ISAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Independence
We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (“IESBA Code”), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.
KEY AUDIT MATTER
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

[GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE]
Key audit matters are identified in our audit and our audit procedures performed to address these key audit matters are set out as below:
Provision for impairment of trade receivables
Goodwill impairment assessment
Key Audit Matter How our audit addressed the Key Audit Matter
Provision for impairment of trade receivables
Refer to notes 3.1(b)(ii), 4(a) and 20 to the consolidated financial statements.
As at 31 December 2020, the Group had gross balance of trade receivables of RMB3,782,381,000, against which expected credit loss (“ECL”) provision of RMB60,704,000 were held.
Management categorised the trade receivables portfolio based on credit risk characteristics, and recognised provision for credit losses on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information.
We identified this as a key audit matter due to the significance of the trade receivables balance and the assessment of the ECL provision involves significant accounting estimations and judgements. The procedures we performed included:
(i) Obtained an understanding of the internal control and assessment process of provision for impairment of trade receivables and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity and subjectivity.
(ii) Evaluated and validated key controls over trade receivables portfolio grouping and ECL determination.
(iii) Evaluated whether the models and methodologies used by management to determine ECL were in accordance with accounting standards.
(iv) Evaluated the reasonableness of the judgement management made in grouping trade receivable portfolios by assessing credit risk characteristics.
(v) Evaluated the appropriateness of historical period selection and evaluated the reliability of the key data input to calculate historical default rate, including historical credit loss experience and current status of each portfolio, trade receivables lifetime recovery information and other relevant data.
(vi) Understood and evaluated the reasonableness of the factors used in making forward-looking estimation, including the risk of economy downturn, external market environment, technical environment and changes in, customer’s condition.
(vii) Obtained ECL determination documents of each portfolio of trade receivables and examined their mathematical accuracy.
Based on the work performed, management’s judgments assessing ECL provision and result of the assessment are supported by the available evidences.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 090 – 091

pwc 羅兵咸永道

Key Audit Matter	How our audit addressed the Key Audit Matter
Goodwill impairment assessment Refer to notes 2.8, 4(b) and 9 to the consolidated financial statements. As at 31 December 2020, the Group had a balance of goodwill of RMB281,255,000 arising from the Company's acquisition of Yangcheng Railway Business in 2007. Goodwill impairment reviews are undertaken by management at least annually or more frequently if events or changes in circumstances indicate a potential impairment. As a result of the impairment test at the year end, management determined that the recoverable amount of the cash generating unit ("CGU"), to which the goodwill was allocated, exceeded its carrying value and therefore no impairment was recorded. The recoverable amount of CGU was determined based on value-in-use using cash flow projections. Management's impairment assessment involves key assumptions, including revenue growth rate, long-term growth rate, gross margin and pre-tax discount rate. We identified this as a key audit matter due to the degree of the significant accounting estimations and judgements involved in the impairment assessment and the size of the goodwill.	The procedures we performed included: (i) Obtained an understanding of the internal control and assessment process of goodwill impairment and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity and subjectivity. (ii) Evaluated and tested the key controls over the impairment assessment of goodwill, including controls over the development of model and significant assumptions used in the impairment test. (iii) Evaluated the reliability of the plan and forecast by comparing the forecast used in the prior year model to the actual performance of the business in the current year. (iv) Tested the completeness, accuracy and relevancy of the underlying data used and the mathematical accuracy of the calculations in the cash flow projections. (v) Evaluated the reasonableness of revenue growth rate, long-term growth rate, gross margin based on historical business performance taking into account future business plan, the market developments and whether these assumptions were consistent with evidence obtained in other areas of the audit. (vi) Utilized specialists with specialised skill and knowledge to assist in the evaluation of the appropriateness of the impairment assessment methodology and pre-tax discount rate adopted by the management. Based on the work performed, management's judgments in goodwill impairment assessment are supported by the available evidences.

OTHER INFORMATION
The directors of the Company are responsible for the other information set out in the Company’s 2020 Annual Report. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
RESPONSIBILITIES OF DIRECTORS AND AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.
Audit Committee is responsible for overseeing the Group’s financial reporting process.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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093

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.
From the matters communicated with Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
The engagement partner on the audit resulting in this independent auditor’s report is Wenping Yao.
PricewaterhouseCoopers
Certified Public Accountants Hong Kong, 29 March 2021

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
094
095
CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2020
(All amounts in Renminbi thousands)
As at 31 December
Note 2020 2019
ASSETS
Non-current assets
Fixed assets — net 6 23,016,415 23,566,081
Right-of-use assets 8 3,183,470 3,037,618
Construction-in-progress 7 2,778,676 2,378,974
Prepayments for fixed assets and construction-in- progress
36,744
41,377
Goodwill 9 281,255 281,255
Investments in associates 11 196,848 174,686
Deferred tax assets 12 422,954 291,250
Long-term prepaid expenses 13 43,889 40,807
Financial assets at fair value through other comprehensive income 15
377,631 351,045
Long-term deposits 16 160,000 –
Long-term receivable 17 23,734 26,103
30,521,616 30,189,196
Current assets
Assets classified as held for sale 18 – 2,183
Materials and supplies 19 296,406 271,259
Trade receivables 20 3,721,677 4,502,084
Prepayments and other receivables 21 695,522 366,077
Short-term deposits 16 60,000 –
Cash and cash equivalents 22 1,485,232 1,562,334
6,258,837 6,703,937
Total assets 36,780,453 36,893,133
EQUITY AND LIABILITIES
Share capital 23 7,083,537 7,083,537
Share premium 11,562,657 11,562,657
Other reserves 24 3,266,425 3,266,425
Retained earnings 6,280,219 7,263,107
Capital and reserves attributable to the Company’s equity holders
28,192,838
29,175,726
Non-controlling interests(36,669)(36,445)
Total equity 28,156,169 29,139,281

As at 31 December
Note 2020 2019
Liabilities
Non-current liabilities
Lease liabilities 8 1,315,693 1,117,936
Deferred tax liabilities 12 58,913 61,405
Deferred income related to government grants 25 104,939 97,467
1,479,545 1,276,808
Current liabilities
Trade payables 27 2,073,922 1,538,098
Contract liabilities 28 215,305 458,820
Payables for fixed assets and construction-in-progress 2,914,696 1,802,592
Dividends payable 13,749 12,890
Income tax payable 697 250,594
Current portion of lease liabilities 8 61,880 58,490
Accruals and other payables 29 1,849,656 2,355,560
Other current liability 14,834 –
7,144,739 6,477,044
Total liabilities 8,624,284 7,753,852
Total equity and liabilities 36,780,453 36,893,133
The above consolidated balance sheet should be read in conjunction with the accompanying notes.
The financial statements on pages 95 to 191 were approved by the Board of Directors on 29 March 2021 and were signed on its behalf.
Wu Yong Hu Lingling
Director Director

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 096 – 097

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2020

(All amounts in Renminbi thousands, except for earnings per share data)

	Note	Year ended 31 December 2020	2019
Revenue from Railroad Businesses			
Passenger		**4,114,522**	8,009,590
Freight		**1,698,576**	2,112,596
Railway network usage and other transportation related services		**9,572,330**	9,903,382
		15,385,428	20,025,568
Revenue from Other Businesses		**963,938**	1,152,783
Total revenue		**16,349,366**	21,178,351
Operating Expenses:			
Railroad Businesses			
Business tax and surcharge		**(29,443)**	(55,127)
Employee benefits	31	**(7,185,147)**	(7,507,439)
Equipment leases and services		**(4,971,366)**	(5,715,665)
Materials and supplies		**(1,064,667)**	(1,416,128)
Repairs and facilities maintenance costs, excluding materials and supplies		**(1,147,603)**	(1,073,731)
Depreciation of right-of-use assets	8	**(54,179)**	(53,992)
Depreciation of fixed assets	6	**(1,631,331)**	(1,612,683)
Cargo logistics and outsourcing service charges		**(462,708)**	(220,113)
Utility and office expenses		**(88,731)**	(137,117)
Others	32	**(607,130)**	(1,150,190)
		(17,242,305)	(18,942,185)
Other Businesses			
Employee benefits	31	**(499,288)**	(571,504)
Materials and supplies		**(232,112)**	(320,748)
Depreciation of right-of-use assets	8	**(11,332)**	(11,332)
Depreciation of fixed assets	6	**(30,848)**	(24,615)
Utility and office expenses		**(42,933)**	(82,550)
Others	32	**(127,972)**	(123,480)
		(944,485)	(1,134,229)
Total operating expenses		**(18,186,790)**	(20,076,414)
Derecognition of land use right	18	**1,188,645**	–
Reversal of impairment losses on financial assets, net		**358**	–
Other losses — net	33	**(3,841)**	(29,096)
Operating Profit		**(652,262)**	1,072,841
Finance costs — net	34	**(60,645)**	(56,710)
Share of results of associates, net of tax	11	**22,162**	(7,039)
(Loss)/profit before income tax		**(690,745)**	1,009,092
Income tax credit/(expenses)	35	**132,645**	(261,128)

Year ended 31 December
Note 2020 2019
(Loss)/profit for the year(558,100) 747,964
(Loss)/profit for the year(558,100) 747,964
Other comprehensive income – –
Total comprehensive income for the year, net of tax
(558,100)
747,964
(Loss)/profit attributable to:
Equity holders of the Company(557,876) 748,439
Non-controlling interests(224)(475)
(558,100) 747,964
Total comprehensive income attributable to:
Equity holders of the Company(557,876) 748,439
Non-controlling interests(224)(475)
(558,100) 747,964
(Loss)/earnings per share for (loss)/profit attributable to the equity holders of the Company during the year
Basic (loss)/earnings per share 36 RMB(0.08) RMB0.11
Diluted (loss)/earnings per share 36 RMB(0.08) RMB0.11
The above consolidated comprehensive income statement should be read in conjunction with the accompanying notes.
Wu Yong Hu Lingling
Director Director

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 098 – 099

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2020

(All amounts in Renminbi thousands)

	Attributable to equity holders of the Company								
	Share capital *(Note 23)*	Share premium	Statutory surplus reserve *(Note 24)*	Discretionary surplus reserve *(Note 24)*	Other reserves *(Note 24)*	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2019	7,083,537	11,562,657	2,702,161	304,059	181,941	7,017,944	28,852,299	(35,970)	28,816,329
Total comprehensive income	-	-	-	-	-	748,439	748,439	(475)	747,964
Profit for the year	-	-	-	-	-	748,439	748,439	(475)	747,964
Other comprehensive income *(Note 24)*	-	-	-	-	-	-	-	-	-
Special reserve – Safety Production Fund *(Note 24)*	-	-	-	-	-	-	-	-	-
Appropriation	-	-	-	-	264,871	(264,871)	-	-	-
Utilisation	-	-	-	-	(264,871)	264,871	-	-	-
Appropriations from retained earnings *(Note 24)*	-	-	78,264	-	-	(78,264)	-	-	-
Transaction with owners:	-	-	-	-	-	(425,012)	(425,012)	-	(425,012)
Dividend relating to 2018 *(Note 37)*	-	-	-	-	-	(425,012)	(425,012)	-	(425,012)
Balance at 31 December 2019	7,083,537	11,562,657	2,780,425	304,059	181,941	7,263,107	29,175,726	(36,445)	29,139,281
Balance at 1 January 2020	7,083,537	11,562,657	2,780,425	304,059	181,941	7,263,107	29,175,726	(36,445)	29,139,281
Total comprehensive income	-	-	-	-	-	(557,876)	(557,876)	(224)	(558,100)
Loss for the year	-	-	-	-	-	(557,876)	(557,876)	(224)	(558,100)
Other comprehensive income *(Note 24)*	-	-	-	-	-	-	-	-	-
Special reserve – Safety Production Fund *(Note 24)*	-	-	-	-	-	-	-	-	-
Appropriation	-	-	-	-	281,277	(281,277)	-	-	-
Utilisation	-	-	-	-	(281,277)	281,277	-	-	-
Appropriations from retained earnings *(Note 24)*	-	-	-	-	-	-	-	-	-
Transaction with owners:									
Dividend relating to 2019 *(Note 37)*	-	-	-	-	-	(425,012)	(425,012)	-	(425,012)
Balance at 31 December 2020	7,083,537	11,562,657	2,780,425	304,059	181,941	6,280,219	28,192,838	(36,669)	28,156,169

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Wu Yong
Director

Hu Lingling
Director

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2020 (All amounts in Renminbi thousands) Year ended 31 December Note 2020 2019 Cash flows from operating activities Cash generated from operations 38(a) 1,587,621 2,748,668 Income tax paid(251,448)(353,423) Net cash generated from operating activities 1,336,173 2,395,245 Cash flows from investing activities Proceeds from disposal of fixed assets 38(b) 32,599 3,036 Proceeds from disposal of assets classified as held for sale 132,086 263,943 Payment of investment(26,586)(29,799) Interest received –857 Dividends received 7,735 7,047 (Increase)/decrease in term deposits with maturities more than three months, net (220,000) 109,000 Payments for acquisition of fixed assets and construction-in-progress; and prepayments for fixed assets, net of related payables (853,347) (2,441,116) Net cash used in investing activities (927,513) (2,087,032)
Cash flows from financing activities
Dividends paid to the Company’s shareholders(425,012)(425,012)
Payment of lease liabilities(60,750)(59,620)
Net cash used in financing activities
(485,762)
(484,632)
Net decrease in cash and cash equivalents
(77,102)
(176,419)
Cash and cash equivalents at beginning of year 1,562,334 1,738,753 Cash and cash equivalents at end of year
22 1,485,232 1,562,334 The above consolidated cash flows statement should be read in conjunction with the accompanying notes. Wu Yong Hu Lingling Director Director

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
100
101
Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
1 GENERAL INFORMATION
Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”), certain subsidiaries of the Predecessor; and by Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.
The Predecessor was controlled by and was under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) for the exchange of assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company. In 2017, its name was changed to Shenzhen Guangzhou Railway Group Guangshen Railway Industry Development General Company (the “GIDC”).
In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).
In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (“Yangcheng Railway Business”) of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
1 GENERAL INFORMATION (continued)
The principal activities of the Group are the provision of passenger and freight transportation on railroads. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.
The registered address of the Company is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China.
The financial statements were authorised for issue by the board of directors of the Company on 29 March 2021.
The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese if no registered names in English are available.
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of Guangshen Railway Company Limited and its subsidiaries.
2.1 Basis of preparation
(a) Compliance with IFRS and HKCO
The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) and requirements of the Hong Kong Companies Ordinance (“HKCO”) Cap. 622.
(b) Historical cost convention
The consolidated financial statements have been prepared on a historical cost basis except for financial assets at fair value through other comprehensive income (“FVOCI”) are measured at fair value.

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103

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.1 Basis of preparation (continued)
(c) Going concern basis
As at 31 December 2020, the Group had net current liabilities of RMB885,902,000 and capital expenditure contracted for but not recognised as liabilities of RMB444,270,000 (see note 40). Considering the current financial position, operating plan and usable bank facilities amounting to RMB1,500,000,000 of the Group, the Board of Directors believes that the Group has sufficient liquidity for the following 12 months. The Group therefore continues to adopt the going concern basis in preparing its consolidated financial statements.
(d) New and amended standards adopted by the Group
The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2020:
COVID-19-Related Rent Concessions — amendments to IFRS 16
Definition of Material — amendments to IAS 1 and IAS 8
Definition of a Business — amendments to IFRS 3
Revised Conceptual Framework for Financial Reporting
The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.1 Basis of preparation (continued)
(e) New standards and interpretations not yet adopted
Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2020 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.
Effective for annual periods beginning on or
after
Amendments to IAS 16
Property, Plant and Equipment: Proceeds before intended use
1 January 2022
Annual Improvements to IFRS
Standards 2018–2020 1 January 2022
Amendments to IFRS 3 Reference to the Conceptual
Framework 1 January 2022
Amendments to IAS 37 Onerous Contracts — Cost of
Fulfilling a Contract 1 January 2022
Amendments to IAS 1 Classification of Liabilities as
Current or Non-current 1 January 2023
Amendments to IFRS 10 and IAS 28 Sale or contribution of assets between an investor and its associate or joint venture To be determined

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 104-105
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.2 Subsidiaries
2.2.1 Consolidation
Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.
Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
(a) Business combinations
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:
fair values of the assets transferred;
liabilities incurred to the former owners of the acquired business;
equity interests issued by the group;
fair value of any asset or liability resulting from a contingent consideration arrangement; and
fair value of any pre-existing equity interest in the subsidiary.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.2 Subsidiaries (continued)
2.2.1 Consolidation (continued)
(a) Business combinations (continued)
The group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.
Acquisition-related costs are expensed as incurred.
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss.
Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.
The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and the acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognised directly in profit or loss as a bargain purchase.
Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.2 Subsidiaries (continued)
2.2.1 Consolidation (continued)
(b) Changes in ownership interests in subsidiaries without change of control
The group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity.
(c) Disposal of subsidiaries
When the Group ceases to have control, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities, which means that amounts previously recognised in other comprehensive income are reclassified to profit or loss.
2.2.2 Separate financial statements
Investments in subsidiaries are accounted for at cost less impairment. Cost also includes direct attributable costs investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.
Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.3 Associates
Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights.
Investments in associates are accounted for using the equity method of accounting after initially being recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group‘s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.
If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.
The Group’s share of post-acquisition profit or loss is recognised in profit or loss, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.
The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount within ‘share of result of associates‘, included in the consolidated comprehensive income statement.
Profits or losses and other comprehensive income resulting from upstream and downstream transactions between the Group and its associates are recognised in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.
In the Company’s balance sheet, investments in associates are accounted for at cost less provision for impairment losses. Cost also includes direct attributable costs of investment. The results of associates are accounted for by the Company on the basis of dividend received and receivable.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.4 Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior executives of the Company that make strategic decisions.
2.5 Foreign currency transaction
(a) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and the Group’s presentation currency.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in profit or loss.
Foreign exchange gains and losses are presented in the consolidated comprehensive income statement within “Finance costs – net”.
2.6 Fixed assets
Fixed assets are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by the Company from Predecessor during the Restructuring, the revaluated amount in the Restructuring was deemed costs).
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.6 Fixed assets (continued)
Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:
Buildings (a) 20 to 40 years
Tracks, bridges and service roads (a) 16 to 100 years Locomotives and rolling stock 20 years
Communications and signalling systems 8 to 20 years
Other machinery and equipment 4 to 25 years
(a) The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease; and the initial period of certain land use right acquired (note 2.26), on which these assets are located.
The Group will renew the term of land use right upon its expiry in strict compliance with requirements of relevant laws and regulations. There is no substantive impediment for the renewal except for public interests. In addition, based on the provision of the land use right operating lease agreement entered into with Guangzhou Railway Group (note 8), the Company can renew the lease at its own discretion upon expiry of the operating lease term. Based on the above consideration, the directors of the Company consider the current estimated useful lives of those assets to be reasonable.
The assets residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.11).
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within “other losses — net”, included in the consolidated comprehensive income statement.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.7 Construction-in-progress
Construction-in-progress represents buildings, tracks, bridges and service roads under construction, and mainly includes the construction related costs for the associated facilities of the existing railway lines of the Group. Construction-in-progress is stated at cost, which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period, less impairment loss. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.
From time to time, certain railway assets of the Group require major modifications and improvements. The carrying amounts are transferred from fixed assets to construction-in-progress. The carrying amounts, including costs of modifications, are transferred back to fixed assets upon completion of the improvement projects.
2.8 Goodwill
Goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of identifiable net assets acquired. Goodwill arising from acquisitions of subsidiaries’ business is disclosed separately on the consolidated balance sheet.
For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.
Goodwill impairment reviews are undertaken at least annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.9 Impairment of non-financial assets other than goodwill
Assets that subjected to amortisation are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting period.
2.10 Investments and other financial assets
(a) Classification
The Group classifies its financial assets in the following measurement categories:
those to be measured at amortised cost; or
those to be measured subsequently at FVOCI;
The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.
For assets measured at fair value, gains and losses will be recorded in profit or loss or other comprehensive income (“OCI”). For investments in equity instruments that are not held for trading, the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.
(b) Recognition and derecognition
Regular way purchases and sales of financial assets are recognised on the trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.10 Investments and other financial assets (continued)
(c) Measurement
At initial recognition, the Group measures a financial asset at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.
Equity instruments
The Group subsequently measures all equity investments at fair value. For investments in equity instruments that are not held for trading, over which the Group has no control, joint control or significant influence are measured at FVOCI. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment, any related balance within the FVOCI reserve is reclassified to retained earnings.
Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.
Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.
Debt instruments
Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group measures all of its debt instruments at amortised cost.
Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated comprehensive income statement.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.10 Investments and other financial assets (continued)
(d) Impairment
The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost, including trade receivables, other receivables and long-term receivable.
Management recognised provision for credit losses on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. For financial assets subject to ECL measurement except trade receivables, on each balance sheet day, the Group assesses the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, ‘Three- stage’ expected credit loss models are established and staging definition are set for each of these financial assets class.
A financial instrument which are not considered to have significantly increased in credit risk since initial recognition is classified in ‘Stage 1’. The impairment provision is measured at an amount equal to the 12-month expected credit losses for these financial assets.
If a significant increase in credit risk since initial recognition is identified but the financial instrument is not yet deemed to be credit-impaired, the financial instrument is moved to ‘Stage 2’. The impairment provision is measured based on expected credit losses on a lifetime basis.
If the financial instrument is credit-impaired, the financial instrument is then moved to ‘Stage 3’. The impairment provision is measured based on expected credit losses on lifetime basis.
For the financial Instruments in Stage 1 and Stage 2, the Group calculates the interest income based on its gross carrying amount (i.e. amortized cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime.
For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.11 Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.
2.12 Long-term prepaid expenses
Long-term prepaid expenses include the various expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long- term prepaid expenses are amortised on the straight-line basis over the expected beneficial period and are presented at actual expenditure incurred, net of accumulated amortisation.
2.13 Non-current assets held for sale
Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, financial assets and investment property that are carried at fair value, which are specifically exempt from this requirement.
An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.
Non-current assets are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.
Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.14 Materials and supplies
Materials and supplies are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed. The cost of materials and supplies may not be recoverable if they are damaged, become wholly or partially obsolete, or if their selling prices have declined due to various reasons. When such circumstances happen, cost of materials and supplies is written to net realisable value, which is the estimated selling price less applicable variable expenses.
2.15 Trade and other receivables
Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.
Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.
2.16 Cash and cash equivalents
Cash and cash equivalents include cash on hand; deposits held at call with banks; and other short- term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
2.17 Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.18 Financial liabilities
The Group’s financial liabilities include trade payables, other payables (excluding other tax payables, employee salary and benefits payables and advances), payables for fixed assets and construction-in-progress, dividends payable and lease liabilities.
Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.
Trade payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.
Financial liabilities are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
The Group derecognises financial liability when, and only when, the Group’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.
2.19 Current and deferred income tax
The tax expense for the period comprises current and deferred tax. Tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.
(a) Current income tax
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the PRC where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provision where appropriate on the basis of amounts expected to be paid to the tax authorities.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.19 Current and deferred income tax (continued)
(b) Deferred income tax
Inside basis differences
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.
Outside basis differences
Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, and associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognised.
Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries, and associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised.

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2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.19 Current and deferred income tax (continued)
(c) Offsetting
Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.
2.20 Employee benefits
(a) Defined contribution plan
The Group pays contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and unemployment. The Group also pays contribution to defined contribution schemes operated by Guangzhou Railway Group for employee supplementary pension benefit. The Group has no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognised as staff costs when they are due.
(b) Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.21 Provisions
Provisions are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Provisions are not recognised for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of the management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.
2.22 Revenue recognition
Revenue of the Group comprise of revenue from railroad and related business and revenue from other business.
(a) Revenue from railroad and related business
The operations of the railway business of the Group form part of the nationwide railway system in the PRC and they are supervised and governed by CSRG. The Group renders the passenger transportation and freight transportation services, and the related service fees and charges are collected from customer or other railway companies by the Group.
The respective fares and charges of the services, and processing of the respective revenue and cost allocation among different railway companies are done centrally by a central clearance system operated by CSRG.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
120 121 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.22 Revenue recognition (continued)
(a) Revenue from railroad and related business (continued) Revenue from passenger transportation
Passenger transportation generally include transportation business of Guangzhou-Shenzhen inter-city express trains, long-distance trains and Guangzhou-Hong Kong city through trains. These services are provided by the Group as the carrier in mainland China and Hong Kong, and the corresponding revenue information is captured and processed by CSRG through the central clearance system.
Revenues are recognized overtime when the train transportation services are rendered. The revenue is presented net of value-added tax.
Revenue from freight transportation
The Group also provides freight transportation services. Service information and computation of the attributable revenues entitled by the Group are processed by the central clearance system of CSRG.
The revenues are recognised at gross amounts overtime in the accounting period in which the services are rendered.
Revenue from railway network usage and other transportation related services
Revenue from railway network usage and other transportation related services, mainly consist of network usage services (locomotive traction, track usage and electric catenaries service, etc.) and railway operation services and other services, are rendered by the Group together with other railway companies in the PRC. The information relating to network usage service is captured and processed by the central clearance system of CSRG. The revenue from network usage services are recognized overtime in the accounting period in which the services are rendered, and revenue can be reliably measured. Railway operation services and other services are rendered solely by the Group and all proceeds are collected by the Group directly.
When the services rendered by the Group exceed the payment, a contract asset is recognised. If the payments exceed the services rendered, a contract liability is recognised.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.22 Revenue recognition (continued)
(b) Revenue from other businesses
Revenue from other business mainly consist of on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from on-board catering services are recognised overtime when the related services are rendered. Revenues from sales of materials and supplies and sale of goods are recognised when the respective materials and goods are delivered to customers at appoint in time. Revenue from operating lease arrangements on certain properties and locomotives is recognised overtime on a straight-line basis over the period of the respective leases.
(c) Financing components
The Group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.
2.23 Interest income
Interest income is recognised using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired receivables is recognised using the original effective interest rate.
2.24 Dividend income
Dividends are recognised as other income in profit or loss when the right to receive payment is established.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
122 123 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.25 Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to fixed assets are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.
2.26 Leases
Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.
The Group’s right-of-use asset mainly consisted of lease of land and leasehold land payments for self-occupied purpose.
For the lease of land, in connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with a parcel of land, on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Group.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.26 Leases (continued)
The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease; and the initial period of certain land use right acquired, on which these assets are located. Based on the provision of the land use right operating lease agreement entered into with Guangzhou Railway Group, the Company can renew the lease at its own discretion upon expiry of the operating lease term, and the Company expect to exercise the option to extend the lease within the remaining useful lives of those assets. Therefore the Group is reasonably certain to determine the lease term based on the remaining useful lives of those assets.
For the land use rights, the Group acquired the right to use certain pieces of land for certain of its rail lines, railway stations and other businesses. The consideration paid for such land represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method.
Land use rights are derecognised when the Group has transferred substantially all the risks and rewards of ownership. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in derecognition of land use right.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
fixed payments (including in-substance fixed payments), less any lease incentives receivable;
variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date;
amounts expected to be payable by the group under residual value guarantees;
the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
124 125 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.26 Leases (continued)
Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.
To determine the incremental borrowing rate, the Group:
where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing, and makes adjustments specific to the lease, eg term, country, currency and security.
If a readily observable amortising loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the group entities use that rate as a starting point to determine the incremental borrowing rate.
The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.26 Leases (continued)
Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Right-of-use assets are measured at cost comprising the following:
the amount of the initial measurement of lease liability;
any lease payments made at or before the commencement date less any lease incentives received;
any initial direct costs; and
restoration costs.
Right-of-use assets are generally depreciated over the shorter of the asset‘s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.
Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
126 127 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.26 Leases (continued)
The Group as a lessee accounts for a lease modification when both of the following conditions are met:
The modification increases the scope of the lease by adding the right to use one or more underlying assets.
The consideration for the lease increases commensurate with the standalone price for the increase in scope and any adjustments to that stand-alone price reflect the circumstances of the particular contract.
For a lease modification that is not accounted for as a separate lease, at the effective date of the lease modification the Group allocate the consideration in the modified contract and determine the lease term of the modified lease, and remeasure the lease liability by discounting the revised lease payments using a revised discount rate.
For a modification that fully or partially decreases the scope of the lease, the Group decrease the carrying amount of the right-of-use asset to reflect partial or full termination of the lease. Any difference between those adjustments is recognised in profit or loss at the effective date of the modification.
For all other lease modifications which are not accounted for as a separate lease, the Group recognise the amount of the remeasurement of the lease liability as an adjustment to the corresponding right-of-use asset without affecting profit or loss.
Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognised as expense over the lease term on the same basis as lease income. The respective leased assets are included in the balance sheet based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard.
2.27 Dividend distribution
Dividend distribution to the shareholders is recognised as a liability in the Group’s and the Company’s financial statements in the period in which the dividends are approved by the shareholders of the Company.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
3 FINANCIAL RISK MANAGEMENT
3.1 Financial risk factor
The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and other price risk), credit risk and liquidity risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.
(a) Market risk
(i) Foreign currency risk
The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is also the functional and presentation currency of the Group. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than in RMB would subject the Group to foreign exchange exposure.
The Group’s objective of managing the foreign currency risk is to minimise potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency being exposed, measures are taken by management to manage the foreign currency positions.
The following table shows the Group’s foreign currency denominated monetary assets (in RMB thousands equivalent):
Currency denomination As at 31 December
Monetary assets 2020 2019
Cash and cash equivalents HKD 27,003
88,892 Cash and cash equivalents
USD 29 8 Other receivables HKD –713 27,032 89,613

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 128 129
3 FINANCIAL RISK MANAGEMENT (continued)
3.1 Financial risk factor (continued)
(a) Market risk (continued)
(i) Foreign currency risk (continued)
The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure.
As at 31 December 2020, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, loss after tax for the year would have been RMB1,008,000 (2019: RMB3,360,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not expected to be significant.
(ii) Cash flow and fair value interest rate risk
Other than deposits held in banks and long-term receivable, the Group does not have significant interest-bearing assets or liabilities. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 3.63% (2019: 1.53%) per annum. Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have a significant impact to the Group.
As at 31 December 2020 and 2019, the Group had no interest bearing debts, which may expose the Group to any interest rate risk.
(iii) Other price risk
The Group’s exposure to price risk arises from equity investments held by the Group and classified as FVOCI (note 15).
As at 31 December 2020, if the expected price of the equity investments held by the Group increased/decreased by 5% with all other variables held constant, other comprehensive income for the year would have been RMB14,161,000 (2019: RMB13,164,000) higher/lower.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
3 FINANCIAL RISK MANAGEMENT (continued)
3.1 Financial risk factor (continued)
(b) Credit risk
Credit risk arises from cash and cash equivalents, term deposits, trade and other receivables (excluding prepayments) and long-term receivable. The carrying amounts of each class of the above financial assets represent the Group’s maximum exposure to credit risk in relation to financial assets.
(i) Risk management
Cash and term deposits are placed with reputable banks. There was no recent history of default of cash and cash equivalents and term deposits from such financial institutions. The Group considers that there is no significant credit risk and is not subject to any material losses due to the default of the banks.
For trade and other receivables as well as long-term receivable, the Group manages the credit risk exposure by setting related policies. The Group set credit period for its customers/debtors considering the customers/debtors’ financial conditions, the possibilities of obtaining collaterals from third parties, credit records and other factors comprehensively. The credit period are monitored on an ongoing basis by the management. For those customers/debtors with poor credit records, the Group mitigates credit risk by setting a shorter credit period or cancelling the credit period.
The Group’s trade and other receivables as well as long-term receivable are mainly receivables and deposits incurred from provision of railway operation service or sales of goods. Management performs ongoing credit evaluations of its customers/debtors’ financial condition and generally does not require collateral from the customers/debtors. After assessing the expected reliasability and timing for collection of the outstanding balances, the Group maintains a provision for impairment of receivables. Taking into account the past experience with customers/debtors and the collection status , the Group considers that there is no significant credit risk .
There were no other financial assets carrying a significant exposure to credit risk. None of the financial assets that are fully performing has been renegotiated in the current year.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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131

3 FINANCIAL RISK MANAGEMENT (continued)
3.1 Financial risk factor (continued)
(b) Credit risk (continued)
(ii) Impairment of financial assets
The Group has three types of financial assets that are subject to the expected credit loss model: trade receivables, other receivables and long-term receivable.
While cash and cash equivalents and term deposits are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.
Trade receivables
The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables.
The Group categorises the trade receivables into the following portfolios based on credit risk characteristics:
Portfolio 1: receivable incurred from revenues collected and settled through the CSRG;
Portfolio 2: receivable incurred from revenue from railway operation;
Portfolio 3: receivable incurred from revenue other than railway operation and revenues collected and settled without the CSRG; and
Portfolio 4: bank acceptance that represents lower credit risk.
Provision for credit losses are recognised on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. In considering the forwarding-looking information, the Group considers the risk of economy downturn, external market environment, technical environment and changes in customer’s conditions.
In 2020, the Group takes into consideration the uncertainty affected by the outbreak of Coronavirus Disease 2019 (“COVID-19 outbreak”).

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)

3 FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factor *(continued)*

(b) Credit risk *(continued)*

(ii) Impairment of financial assets (continued)

Trade receivables *(continued)*

On that basis, the loss provision as at 31 December 2020 and 31 December 2019 was determined for trade receivables (in RMB thousands):

	As at 31 December 2020			As at 31 December 2019		
	Carrying amount	ECL rates	Loss provision	Carrying amount	ECL rates	Loss provision
Portfolio 1	202,484	–	–	232,848	–	–
Portfolio 2	3,429,198	1.68%	(57,690)	4,033,727	1.42%	(57,201)
Portfolio 3	150,699	2.00%	(3,014)	196,694	2.00%	(3,934)
Portfolio 4	–	–	–	99,950	–	–
	3,782,381		(60,704)	4,563,219		(61,135)

The loss provision for trade receivables as at 31 December reconciles to the opening loss provision as follows:

	Trade receivables	
	2020 *RMB'000*	2019 *RMB'000*
Opening loss provision as at 1 January	**61,135**	61,212
Receivables written off during the year as uncollectible	**(73)**	(77)
Reversal of impairment loss provision	**(358)**	–
Closing loss provision at 31 December	**60,704**	61,135

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 132 – 133

3 FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factor *(continued)*

(b) ***Credit risk*** *(continued)*

(ii) Impairment of financial assets (continued)

Other financial assets at amortised cost

Other financial assets at amortised cost include other receivables, and long-term receivables.

Impairment on other receivables and long-term receivables is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since the initial recognition. If a significant increase in credit risk of a deposit or receivable has occurred since the initial recognition, then the impairment is measured as lifetime expected credit losses.

On that basis, the loss provision as at 31 December 2020 and 31 December 2019 for other receivables was as follows (in RMB thousands):

	As at 31 December 2020			As at 31 December 2019		
	Carrying amount	ECL rates	Loss provision	Carrying amount	ECL rates	Loss provision
Stage 1	601,821	0.99%	(5,959)	250,863	2.38%	(5,959)
Stage 2	–	–	–	–	–	–
Stage 3	4,631	100%	(4,631)	4,631	100%	(4,631)
	606,452		(10,590)	255,494		(10,590)

Impairment losses on trade and other receivables and long-term receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
3 FINANCIAL RISK MANAGEMENT (continued)
3.1 Financial risk factor (continued)
(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. Management monitors rolling forecasts of the Group’s liquidity reserves (comprising cash and cash equivalents) on the basis of expected cash flows.
As at 31 December 2020, the Group had net current liabilities of RMB885,902,000 and capital expenditure contracted for but not recognised as liabilities of RMB444,270,000 (see note 40). Taking into account of the factors mentioned in note 2.1(c), the Board of Directors believes that the Group has sufficient liquidity for the following 12 months.
The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.
Less than
1 year Between
1 and
5 years
Over 5 years
Carrying amount
RMB’000 RMB’000 RMB’000 RMB’000
At 31 December 2020
Trade and other payables excluding non- financial liabilities
3,417,934
—
—
3,417,934
Payables for fixed assets and construction-in- progress
2,914,696
—
—
2,914,696
Lease liabilities 61,880 258,820 5,665,980 5,986,680
Dividends payable 13,749 — — 13,749
6,408,259
258,820
5,665,980
12,333,059
At 31 December 2019
Trade and other payables excluding non- financial liabilities
2,683,828
–
–
2,683,828
Payables for fixed assets and construction-in- progress
1,802,592
–
–
1,802,592
Lease liabilities 58,490 233,960 4,796,180 5,088,630
Dividends payable 12,890 – – 12,890
4,557,800
233,960
4,796,180
9,587,940
GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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135

3 FINANCIAL RISK MANAGEMENT (continued)
3.2 Capital risk management
The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
As at 31 December 2020 and 2019, the Group has no short-term loans, long-term loans, bond payables or long-term payables. Management considered that such capital structure is appropriate.
3.3 Fair value estimation
According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by levels of following fair value measurement hierarchy:
Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
As at 31 December 2020 and 2019, the Group did not have any financial instruments that were measured at fair value except for FVOCI (note 15).
The following table presents the Group‘s assets that are measured at fair value at 31 December 2020:
Level 1 Level 2 Level 3 Total
RMB’000 RMB’000 RMB’000 RMB’000
Assets
Financial assets at FVOCI – – 377,631 377,631

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
3 FINANCIAL RISK MANAGEMENT (continued)
3.3 Fair value estimation (continued)
The following table presents the Group‘s assets that are measured at fair value at 31 December 2019:
Level 1 Level 2 Level 3 Total
RMB’000 RMB’000 RMB’000 RMB’000
Assets
Financial assets at FVOCI – – 351,045 351,045
There were no transfers between levels 1, 2 and 3 or changes in valuation techniques during the year (2019: nil).
The following table presents the changes in level 3 items for the periods ended 31 December 2020:
Financial assets
at FVOCI
Opening balance as at 1 January 2019
321,246
Acquisitions 29,799
Dividend received and recognised in other losses – net 7,047
Closing balance 31 December 2019
351,045
Acquisitions 26,586
Dividend received and recognised in other losses – net 7,735
Closing balance as at 31 December 2020
377,631
Financial assets and liabilities of the Group measured at amortised cost include trade and other receivables, long-term receivable, time deposits, cash and cash equivalents, and trade and other payables, of which the fair values approximate their carrying amounts.

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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137

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.
(a) Provision for impairment of trade receivables
The provision for impairment of trade receivables are recognised on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information, taking into account the customers/debtors’ credit records, historical payment records, financial conditions and the capabilities of collaterals and guarantors comprehensively. The Group reviews the key assumptions related to ECL calculation on a regular basis. In 2020, the Group took into consideration the uncertainty affected by the COVID-19 outbreak, and incorporate relevant impacts into the key macro-economic assumptions and factors used in the forward-looking estimation, such as the risk of economy downturn, external market environment, technical environment and changes in customer’s conditions.
Where the actual loss is different from the amounts that were initially recorded based on above estimate, such differences will impact the carrying value of trade receivables of the Group in future periods.
(b) Goodwill Impairment
Goodwill impairment reviews are undertaken at least annually or more frequently if events or changes in circumstances indicate a potential impairment. The recoverable amount of a cash- generating unit (“CGU”) or groups of CGUs when goodwill is included in the carrying amount of that unit or units is the higher of value in use and the fair value less costs to sell.
In 2020, the Group’s transportation business was greatly affected by the COVID-19 outbreak and the relevant control and prevention measures. Recoverable amount of CGU when goodwill is included in the carrying amount of that unit based on value-in-use calculations which require the use of assumptions. The key assumptions used by the management is disclosed in note (9).
The uncertainly of the development of COVID-19 epidemic and control measures have also increased the estimation uncertainty relating to the key assumptions used for cash flow projections, including growth rate, gross margin and pre-tax discount rate, which could lead to a different assessment result affected by the management judgement.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
5 SEGMENT INFORMATION
The chief operating decision-makers have been identified as the senior executives of the Company. Senior executives of the Company review the Group’s internal reporting in order to assess performance and allocate resources. The operating segments were determined based on these management reports.
Senior executives evaluate the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Railway Transportation Business”). Other segments mainly include on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation provided by the subsidiaries of the Company. Senior executives of the Company assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives of the Company is measured in a manner consistent with that in the consolidated financial statements.
The segment results during 2020 and 2019 are as follows:
The Railway Transportation Business
All other segments
Eliminations
Total
2020 2019 2020 2019 2020 2019 2020 2019
RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000
Segment revenue
— Railroad Businesses 15,385,428 20,025,568 ––––15,385,428 20,025,568
— Other Businesses 859,658 938,066 144,203 271,452(39,923)(56,735) 963,938 1,152,783
Total revenue
16,245,086
20,963,634
144,203
271,452
(39,923)
(56,735)
16,349,366
21,178,351
Timing of revenue recognition
— Overtime 16,139,060 20,826,847 47,619 110,214(39,923)(56,735) 16,146,756 20,880,326
— At a point in time 85,664 136,787 74,118 161,238 ––159,782 298,025
— Lease 20,362 –22,466 –––42,828 –
16,245,086
20,963,634
144,203
271,452
(39,923)
(56,735)
16,349,366
21,178,351
Segment result
(584,770)
1,045,581
(105,975)
(36,489)
–
–
(690,745)
1,009,092
Finance costs — net
60,464
56,439
181
271
–
–
60,645
56,710
Share of results of associates, net of tax 22,162(7,039) ——––22,162(7,039)
Depreciation of fixed assets 1,657,475 1,633,185 4,704 4,113 ––1,662,179 1,637,298
Depreciation of right-of-use assets 54,179 53,993 11,332 11,331 ––65,511 65,324
Amortisation of long-term prepaid expenses
18,886
16,008
454
430
–
–
19,340
16,438
Impairment of fixed assets 11,835 20,697 ––––11,835 20,697
Provision for impairment of materials and supplies
–
10,793
–
–
–
–
–
10,793
Reversal of impairment losses on financial assets
(78)
–
(280)
–
–
–
(358)
-
GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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139

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 138 – 139

5 SEGMENT INFORMATION *(continued)*

A reconciliation of the segment results to profit for the year of 2020 and 2019 is as follows:

	The Railway Transportation Business		All other segments		Eliminations		Total	
	2020 RMB'000	2019 RMB'000	2020 RMB'000	2019 RMB'000	2020 RMB'000	2019 RMB'000	2020 RMB'000	2019 RMB'000
Segment result	(584,770)	1,045,581	(105,975)	(36,489)	–	–	(690,745)	1,009,092
Income tax expense	130,468	(262,942)	2,177	1,814	–	–	132,645	(261,128)
Profit/(loss) for the year	(454,302)	782,639	(103,798)	(34,675)	–	–	(558,100)	747,964

The Group is domiciled in the PRC. All the Group's revenues were generated in the PRC, and the assets of the Group are also located in the PRC.

	The Railway Transportation Business		All other segments		Eliminations		Total	
	2020 RMB'000	2019 RMB'000	2020 RMB'000	2019 RMB'000	2020 RMB'000	2019 RMB'000	2020 RMB'000	2019 RMB'000
Total segment assets	36,573,556	36,691,272	443,479	485,891	(236,582)	(284,030)	36,780,453	36,893,133
Total segment assets include:								
Investment in associates	196,848	174,686	–	–	–	–	196,848	174,686
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,748,748	1,757,394	679	3,097	–	–	1,749,427	1,760,491
Total segment liabilities	8,184,773	7,348,182	656,875	595,487	(217,364)	(189,817)	8,624,284	7,753,852

Revenues of approximately RMB4,502,560,136 (2019: RMB4,400,273,000) were derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)

6 FIXED ASSETS — NET

	Buildings *RMB'000*	Tracks, bridges and service roads *RMB'000*	Locomotives and rolling stock *RMB'000*	Communications and signalling systems *RMB'000*	Other machinery and equipment *RMB'000*	Total *RMB'000*
At 1 January 2019						
Cost	7,590,161	14,735,949	8,218,284	2,034,318	6,631,867	39,210,579
Accumulated depreciation	(2,835,968)	(3,522,517)	(2,608,404)	(1,595,335)	(4,453,743)	(15,015,967)
Impairment	(2,881)	-	-	-	(7,483)	(10,364)
Net book amount	4,751,312	11,213,432	5,609,880	438,983	2,170,641	24,184,248
Year ended 31 December 2019						
Opening net book amount	4,751,312	11,213,432	5,609,880	438,983	2,170,641	24,184,248
Other additions	4,975	2,185	948	28	96,443	104,579
Transfer in from construction-in-progress *(Note 7)*	238,599	110,172	65,903	87,732	241,212	743,618
Transfer out to construction-in-progress for improvement/ modifications *(Note 7)*	(10,523)	(44,034)	(484,992)	(24,994)	(27,658)	(592,201)
Transfer in from construction-in-progress after repair	27,451	121,591	716,082	28,712	58,802	952,638
Reclassifications	(102)	102	238	(412)	174	-
Disposals	(8,529)	(87,439)	(49,855)	(5,526)	(17,468)	(168,817)
Depreciation charges	(321,779)	(214,909)	(661,484)	(87,880)	(351,246)	(1,637,298)
Impairment charge	(20,697)	-	-	-	-	(20,697)
Impairment write-off	-	-	-	-	11	11
Closing net book amount	4,660,707	11,101,100	5,196,720	436,643	2,170,911	23,566,081
At 31 December 2019						
Cost	7,825,870	14,817,730	8,102,522	1,852,565	6,757,634	39,356,321
Accumulated depreciation	(3,141,585)	(3,716,630)	(2,905,802)	(1,415,922)	(4,579,251)	(15,759,190)
Impairment	(23,578)	-	-	-	(7,472)	(31,050)
Net book amount	4,660,707	11,101,100	5,196,720	436,643	2,170,911	23,566,081

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 140 – 141

6 FIXED ASSETS — NET *(continued)*

	Buildings *RMB'000*	Tracks, bridges and service roads *RMB'000*	Locomotives and rolling stock *RMB'000*	Communications and signalling systems *RMB'000*	Other machinery and equipment *RMB'000*	Total *RMB'000*
Year ended 31 December 2020						
Opening net book amount	4,660,707	11,101,100	5,196,720	436,643	2,170,911	23,566,081
Other additions	4,196	–	47,666	2,178	98,138	152,178
Transfer in from construction-in-progress *(Note 7)*	396,446	198,800	1,932	28,733	154,590	780,501
Transfer out to construction-in-progress for improvement/ modifications *(Note 7)*	(129)	(231,996)	(434,216)	(9,759)	(9,028)	(685,128)
Transfer in from construction-in-progress after repair	6,291	292,244	744,298	38,726	20,241	1,101,800
Reclassifications	–	–	–	45	(45)	–
Disposals	(26,206)	(95,020)	(68,749)	(5,747)	(29,281)	(225,003)
Depreciation charges	(335,123)	(218,396)	(669,210)	(90,451)	(348,999)	(1,662,179)
Impairment charge	–	–	(11,835)	–	–	(11,835)
Closing net book amount	4,706,182	11,046,732	4,806,606	400,368	2,056,527	23,016,415
At 31 December 2020						
Cost	8,183,873	14,896,863	7,750,874	1,829,279	6,837,991	39,498,880
Accumulated depreciation	(3,454,113)	(3,850,131)	(2,932,433)	(1,428,911)	(4,773,992)	(16,439,580)
Impairment	(23,578)	–	(11,835)	–	(7,472)	(42,885)
Net book amount	4,706,182	11,046,732	4,806,606	400,368	2,056,527	23,016,415

(a) As at 31 December 2020, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,518,731,000 (2019: RMB1,626,540,000) had not been obtained by the Group.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
6 FIXED ASSETS — NET (continued)
These kind of buildings are classified as below:
Carrying value as at 31 December 2020 Carrying value as at 31 December
2019
Reason for delay in obtaining the ownership certificates
RMB’000 RMB’000
Certificates for buildings under application procedures
980,689
1,040,897
The Group commenced such application procedures with the respective authorities in China, there has been progress made and the Group’s management does not expect any major difficulties in obtaining the remaining ownership certificates.
Certain buildings located on the land of which the land use right certificates have not been obtained 48,103 49,846 According to relevant laws and regulations in China, the land use right certificates of the land on which these buildings are located must be obtained before the Group can start the application for the respective housing ownership certificates. As a result, the Group will start to apply for the ownership certificates of these buildings after they have completed the procedures to obtain the land use right certificates.
Certain buildings attached to pieces of land which is held by lease 489,939 535,797 Such land is held by lease under certain operating lease arrangements. Due to the fact that the Group does not have the underlying land use right certificates for such land, therefore, the Group cannot apply for the respective ownership certificates of the buildings constructed on top of it. According to the lease agreements and communication with the leasors, and as confirmed by the Company’s legal counsel, the Group possesses the right to use and/or own such buildings without the certificates.
After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of these buildings and it should not lead to any significant adverse impact on the operations of the Group.

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6 FIXED ASSETS — NET (continued)
(b) As at 31 December 2020, fixed assets of the Group with an aggregate net book value of approximately RMB171,954,000 (2019: RMB172,218,000) had been fully depreciated but they were still in use.
7 CONSTRUCTION-IN-PROGRESS
2020 2019
RMB’000 RMB’000
At 1 January
2,378,974
1,828,372
Transfer in from fixed assets for improvement/modifications
(Note 6)
685,129
592,201
Other additions 1,596,874 1,654,657
Transfer to fixed assets (Note 6)(780,501)(743,618)
Transfer out to fixed assets after improvement/modifications
(Note 6)
(1,101,800)
(952,638)
At 31 December
2,778,676
2,378,974
Construction-in-progress as at 31 December 2020 mainly comprise of improvement projects for road existing railway equipment in the PRC.
For the year ended 31 December 2020, no interest expense (2019: nil) had been capitalised in the construction-in-progress balance as there were no third party borrowings during the year.
As at 31 December 2020, the balance of the provision for writing down the construction-in-progress was approximately RMB15,456,000 (2019: RMB15,456,000).

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
8 RIGHT-OF-USE ASSETS AND LEASE LIABILITIES
2020
Land use right (a) Lease of Land
use right
Total
RMB’000 RMB’000 RMB’000
Cost
As at 1 January 2,389,526 1,177,246 3,566,772
Additions (b) 9,355 202,008 211,363
As at 31 December
2,398,881
1,379,254
3,778,135
Accumulated depreciation
As at 1 January(515,776)(13,378)(529,154)
Additions(52,133)(13,378)(65,511)
As at 31 December
(567,909)
(26,756)
(594,665)
Net book value
As at 31 December 1,830,972 1,352,498 3,183,470
As at 1 January
1,873,750
1,163,868
3,037,618
The amounts recognized in the Consolidated Comprehensive Income Statement for the year relating to the lease contracts are as follows:
2020 2019
RMB’000 RMB’000
Depreciation charge of right-of-use assets
65,512
65,324
Interest expense on lease liabilities 57,629 57,670
Expense relating to short-term leases 846,605 684,037
969,746
807,031
The total cash outflow for leases in 2020 was RMB907,355,000 (2019: RMB743,657,000).
The remaining lease period of right-of-use assets as at 31 December 2020 was lease of between 11 to 86 years.

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8 RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)
(a) As at 31 December 2020, the ownership certificates of land with an aggregate carrying value of approximately RMB54,882,000 that was acquired through assets/business acquisition and group restructuring have not yet been changed from the names of the respective original owners to the name of the Company; and the ownership certificates of the land use rights of the Group with an aggregate carrying value of approximately RMB1,182,379,000 (2019: RMB1,201,115,000) had not been obtained by the Group due to the following fact:
Carrying value as at 31 December 2020
RMB’000 Reason for delay in obtaining the ownership certificates
Certain pieces of land associated with the operations of Guangshen Line IV, one of the railway lines operated by the Company
1,182,379
Due to the fact that Guangshen Line IV spans across several cities, counties and villages in China, it is practically cumbersome and time consuming for the Group to coordinate and execute the procedures for acquiring the respective land use rights certificates with the respective local bureaus and authorities governing the title registration and transfer, and therefore, the progress of acquiring the formal title certificates has been progressing slowly.
After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the land use right certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.
(b) As at 31 December 2020, the Group recognised an addition of right-of-use assets and lease liabilities amounted to RMB202,008,000 to reflect the latest lease payment arrangement with Guangzhou Railway Group (note 2.26).

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
9 GOODWILL
RMB’000
Year ended 31 December 2019 and 2020
Opening net book amount 281,255
Additions –
Impairment –
Closing net book amount
281,255
Year ended 31 December 2018 and 2019
Opening net book amount 281,255
Additions –
Impairment –
Closing net book amount
281,255
On 31 December 2020 and 2019, the outstanding balance of goodwill arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company in 2007.
On 1 January 2009, the Group integrated the Yangcheng Railway Business with the Group’s railway business in order to improve the operation efficiency. As a result, the management considers that the Yangcheng Railway Business and the Group’s other railway business (collectively the “Combined Railway Transportation Business”) represents the lowest level of CGUs within the Group at which goodwill is monitored for internal management purposes. As a result, the goodwill balance has been allocated to the CGU comprising the Combined Railway Transportation Business.
The recoverable amount of the CGU is determined based on higher of value-in-use and fair value less costs to sell. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-year period. Cash flows beyond the five-years period are extrapolated using the estimated growth rates stated below.
Goodwill is allocated to CGU for the purpose of impairment testing, by comparing the carrying amount with the recoverable amount of Combined Railway Transportation Business. If the recoverable amount is lower than the carrying amount, the difference is recognised directly in profit or loss. The allocation is not changed in 2020.
In 2020, the Group’s Combined Railway Transportation Business was greatly affected by the COVID-19 outbreak and the relevant control and prevention measures. Based on the assessment result, there is no need to recognise impairment charges against goodwill.

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9 GOODWILL (continued)
By taking into consideration of the uncertainly of the development of COVID-19 outbreak and the relevant control and prevention measures, the Group estimated the growth rate and gross margin based on past experience and its expectations for the market development. The management expect the impact of the COVID-19 epidemic on the Group’s business would recover in the coming 1-2 years, and the revenue growth rate within the five-year period would reach up to 32%. Cash flows beyond the five-year period are extrapolated using the estimated growth rates, which doesn’t exceed the long-term average growth rate of the industry. The discount rate used is pre-tax and reflect specific risks relating to the railway transportation business segment.
As at 31 December 2020, the recoverable amount calculated based on value-in-use exceeded carrying value of the CGU by RMB3,937 million (2019: RMB4,997 million).
The key assumptions used for value-in-use calculations are as follows:
Railroad business 2020 2019
Revenue growth rate (within the five-year period)
8%–32%
8%
Long-term growth rate (beyond the five-year period) 3% 2%
Gross margin 3%–8% 8–16%
Pre-tax discount rate 12% 12%
Even if the long-term growth rate used in the value-in-use calculation for the CGU in Combined Railway Transportation Business had been 10% lower than management’s estimates as at 31 December 2020, the Group would not need to recognise impairment charges against goodwill.
Even if the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in Combined Railway Transportation Business had been 1% higher than management’s estimates as at 31 December 2020, the Group would not need to recognise impairment charges against goodwill.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)

10 SUBSIDIARIES

The following is a list of the principal subsidiaries at 31 December 2020:

Name of the entity	Place of incorporation and nature of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company *(%)*	Proportion of equity interests held by the Group *(%)*	Proportion of equity interests held by non-controlling interests *(%)*	Registered capital *RMB'000*
Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in the PRC	51%	51%	49%	38,000
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in the PRC	100%	100%	-	18,500
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	-	10,000
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in the PRC	100%	100%	-	2,000
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in the PRC	100%	100%	-	1,500
Guangshen Railway Station Dongguan Trade and Commerce Service Company Limited	China, limited liability company	Sales of merchandises in the PRC	100%	100%	-	1,020
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	-	379
Zengcheng Lihua Stock Company Limited ("**Zengcheng Lihua**") *(i)*	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services in the PRC	44.72%	44.72%	55.28%	107,050

(i) According to the Articles of Association of Zengcheng Lihua, the remaining shareholders are all natural persons and none of these individuals holds more than 0.5% equity interest in Zengcheng Lihua. All directors of Zengcheng Lihua were appointed by the Company. After considering all shareholders of Zengcheng Lihua other than the Company are individuals with individual interest holding of less than 0.5% and such individuals do not act in concert, and also all directors of Zengcheng Lihua were appointed by the Company, the directors of the Company consider that the Company has the de facto control over the board and the substantial financial and operating decisions of Zengcheng Lihua.

As at 31 December 2020, the non-wholly owned subsidiaries individually and in aggregate is not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries are not disclosed.

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11 INVESTMENTS IN ASSOCIATES
2020 2019
RMB’000 RMB’000
Share of net assets
196,848
174,686
Less: provision for impairment ––
196,848
174,686
The movement of investments in associates of the Group during the year is as follows:
2020 2019
RMB’000 RMB’000
Beginning of the year
174,686
181,725
Share of results after tax 22,162(7,039)
End of the year
196,848
174,686
As at 31 December 2020, the Group had direct interests in the following companies which are incorporated/established and are operating in the PRC:
Name of the entity Percentage of equity interest attributable to the Company
Paid-in capital
Principal activities
Guangzhou Tiecheng Enterprise Company Limited (“Tiecheng”)
49%
RMB343,050,000
Properties leasing and trading of merchandise
Shenzhen Guangzhou Railway Civil Engineering Company (“Shentu”) 49% RMB64,000,000 Construction of railroad properties
The above associates are limited liability companies and are unlisted companies. There are no significant contingent liabilities relating to the Group’s interest in the associates and there are no significant restrictions on the transfer of assets or earnings from the associates to the Group.
Set out below are the summarised financial information for Tiecheng and Shentu which are accounted for using the equity method in the consolidated financial statements.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)

11 INVESTMENTS IN ASSOCIATES *(continued)*

Summarised balance sheets

	Tiecheng		Shentu	
	2020	2019	**2020**	2019
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Current assets	**93,571**	77,732	**1,974,930**	1,612,909
Non-current assets	**373,860**	361,864	**10,209**	12,941
Total assets	**467,431**	439,596	**1,985,139**	1,625,850
Current liabilities	**221,928**	223,295	**1,828,909**	1,485,647
Equity	**245,503**	216,301	**156,230**	140,203
Share of net assets	**120,296**	105,987	**76,552**	68,699
Carrying amount of interest in associates	**120,296**	105,987	**76,552**	68,699

Reconciliation of the summarised financial information presented to the carrying amount of its interests in associates as follows:

	Tiecheng		Shentu		Total	
	2020	2019	**2020**	2019	**2020**	2019
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Opening net assets	**216,301**	239,651	**140,203**	131,217	**356,504**	370,868
Profit/(loss) for the year	**29,202**	(23,350)	**16,027**	8,986	**45,229**	(14,364)
Closing net assets	**245,503**	216,301	**156,230**	140,203	**401,733**	356,504
Percentage of ownership interest	**49%**	49%	**49%**	49%	**49%**	49%
Carrying value	**120,296**	105,987	**76,552**	68,699	**196,848**	174,686

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12 DEFERRED TAX ASSETS/(LIABILITIES)
2020 2019
RMB’000 RMB’000
Deferred tax assets
496,920
366,348
Less: Offsetting of deferred tax liabilities(73,966)(75,098)
Deferred tax assets (net)
422,954
291,250
Deferred tax liabilities
(132,879)
(136,503)
Less: Offsetting of deferred tax assets 73,966 75,098
Deferred tax liabilities (net)
(58,913)
(61,405)
364,041
229,845
The analysis of deferred tax assets and deferred tax liabilities is as follows:
2020 2019
RMB’000 RMB’000
Deferred tax assets:
— Deferred tax assets to be recovered after more than 12
months
394,474
144,415
— Deferred tax assets to be recovered within 12 months 102,446 221,933
496,920
366,348
Deferred tax liabilities:
— Deferred tax liabilities to be recovered after more than
12 months
(127,105)
(133,854)
— Deferred tax liabilities to be recovered within 12 months(5,774)(2,649)
(132,879)
(136,503)

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)

12 DEFERRED TAX ASSETS/(LIABILITIES) *(continued)*

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At 1 January 2019 *RMB'000*	(Charged)/ Credited to the comprehensive income statement *RMB'000*	At 31 December 2019 *RMB'000*	(Charged)/ Credited to the comprehensive income statement *RMB'000*	**At 31 December 2020** ***RMB'000***
Deferred tax assets:					
Deductible tax losses	–	–	–	302,586	**302,586**
Impairment provision for receivables	17,841	(20)	17,821	(27)	**17,794**
Impairment provision for fixed assets and construction-in-progress	6,455	5,171	11,626	2,959	**14,585**
Impairment provision for materials and supplies	9,455	(5,045)	4,410	(4,410)	**–**
Differences in accounting base and tax base of government grants	25,429	(2,178)	23,251	2,015	**25,266**
Differences in accounting base and tax base of employee benefits obligations	45,740	5,063	50,803	35,317	**86,120**
Loss on disposal of fixed assets	13,348	11,767	25,115	(968)	**24,147**
Difference in accounting base and tax base of party organization activity fee	7,973	8,303	16,276	10,146	**26,422**
Difference in accounting base and tax base in the recognition of land disposal proceed	146,781	65,236	212,017	(212,017)	**–**
Others	–	5,029	5,029	(5,029)	**–**
	273,022	93,326	366,348	130,572	**496,920**

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12 DEFERRED TAX ASSETS/(LIABILITIES) *(continued)*

	At 1 January 2019 *RMB'000*	Credited to the comprehensive income statement *RMB'000*	At 31 December 2019 *RMB'000*	Credited to the comprehensive income statement *RMB'000*	**At 31 December 2020** ***RMB'000***
Deferred tax liabilities:					
Differences in accounting base and tax base in recognition of fixed assets	5,270	(19)	5,251	(493)	**4,758**
Differences in accounting base and tax base in recognition of leasehold land payments	63,897	(2,493)	61,404	(2,491)	**58,913**
Changes in the fair value of available-for-sale financial assets	60,647	-	60,647	-	**60,647**
Others	9,811	(610)	9,201	(640)	**8,561**
	139,625	(3,122)	136,503	(3,624)	**132,879**

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary difference to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB247,705,000 (2019: RMB154,921,000) arising from operations of subsidiaries which do not foresee to have enough tax deductible assessable profits in the near future.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)

12 DEFERRED TAX ASSETS/(LIABILITIES) *(continued)*

	2020 **RMB'000**	2019 RMB'000
Tax losses that can be carried forward *(a)*	**235,403**	142,469
Deductible temporary differences	**12,302**	12,452
	247,705	154,921

(a) The tax loss carry-forwards in which no deferred income tax assets were recognised will expire in the following years:

	2020 **RMB'000**	2019 RMB'000
2020	**–**	16,745
2021	**22,090**	22,090
2022	**22,245**	22,245
2023	**36,393**	36,393
2024	**44,996**	44,996
2025	**109,679**	–
	235,403	142,469

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13 LONG-TERM PREPAID EXPENSES
The long-term prepaid expenses represented staff uniforms. The movements of long-term prepaid expenses are set forth as follows:
2020 2019
RMB’000 RMB’000
At 1 January
Cost 129,575 118,944
Accumulated amortisation(88,768)(72,330)
Net book amount
40,807
46,614
Year ended 31 December
Opening net book amount 40,807 46,614
Additions 22,422 10,631
Amortisation(19,340)(16,438)
Closing net book amount
43,889
40,807
At 31 December
Cost 151,997 129,575
Accumulated amortisation(108,108)(88,768)
Net book amount
43,889
40,807

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
2020 2019
RMB’000 RMB’000
Financial liabilities
Liabilities at amortised cost
Trade and other payables excluding non-financial liabilities
(Notes 27 and 29)
3,417,934
2,683,828
Payables for fixed assets and construction-in-progress 2,914,696 1,802,592
Dividends payable 13,749 12,890
Lease liabilities 1,175,565 1,176,426
Total
7,521,944
5,675,736
2020
2019
RMB’000
RMB’000
Financial assets
Financial assets at amortised cost
Trade and other receivables excluding prepayments
(Notes 20 and 21)
4,317,539
4,746,988
Term deposits (Note 16)
220,000
–
Cash and cash equivalents (Note 22)
1,485,232
1,562,334
Long-term receivable (Note 17)
23,734
26,103
FVOCI (Note 15)
377,631
351,045
Total
6,424,136
6,686,470

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15 FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
(a) Classification of financial assets at FVOCI
Financial assets at FVOCI are equity securities which are strategic investments not held for trading, and which the Group has irrevocably elected at initial recognition to recognise in this category.
(b) Equity investments at fair value through other comprehensive income
2020 2019
RMB’000 RMB’000
Non-current assets
Investments in unlisted companies 377,631 351,045
The FVOCI mainly represent equity interests held by the Group in certain unlisted companies with percentage ownership less than 2% individually.
On disposal of these equity investments, any related balance within the FVOCI reserve is reclassified to retained earnings.
(c) Amounts recognised in profit or loss and other comprehensive income
During the year, the following gains were recognised in profit or loss and other comprehensive income.
2020 2019
RMB’000 RMB’000
Dividends from equity investments at FVOCI recognised in profit or loss in other losses — net (Note 33)
7,735
7,047
— Related to investments held at the end of the
reporting period
7,735
7,047
(d) Fair value
Information about the methods and assumptions used in determining fair value is provided in note 3.3.
All of the financial assets at FVOCI are denominated in RMB. For an analysis of the sensitivity of the assets to price risk refer to note 3.1(a)(iii).

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)

16 TERM DEPOSITS

	2020 RMB'000	2019 RMB'000
Current assets		
Short term deposits	**60,000**	–
Non-current assets		
Long term deposits	**160,000**	–

The original effective interest rate of term deposits was 3.63% per annum (2019: 1.53% per annum).

17 LONG-TERM RECEIVABLE

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.

The balance approximated its fair value as at 31 December 2020 and 31 December 2019.

18 ASSETS CLASSIFIED AS HELD FOR SALE

Out of the demand for urban planning, GLDC, the official land reserve institution of the People's Government of Guangzhou Municipality, requested retrieval of the land owned by the Group together with two other independent third parties. On 19 April 2018, the Group together with two other independent third parties entered into a land use right transfer agreement with GLDC. According to the agreement, the land and the auxiliary facilities will be transferred to GLDC once the evacuation and demolition is complete. On the date of signing the agreement, the Group classified such assets as assets classified as held for sale. The transfer of assets was completed in 2020 and gains on disposal of such assets was recognised as "derecognition of land use right" in the amount of RMB1,188,645,000.

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19 MATERIALS AND SUPPLIES
2020 2019
RMB’000 RMB’000
Raw materials
197,242
171,532
Accessories 54,704 58,502
Reusable rail-line track materials 43,584 40,224
Retailing consumables 876 1,001
296,406
271,259
The costs of materials and supplies consumed by the Group during the year were recognised as “operating expenses” in the amount of RMB1,296,779,000 (2019: RMB1,736,876,000).
As at 31 December 2020, no balance of the provision was provided for writing down the materials and supplies to their net realisable values (2019: RMB17,640,000).
During the year, no additional provision was made, no balance was reversed as the recovery price increased and RMB17,640,000 was written off arising from realization of losses in the disposal of these assets (2019: RMB14,242,000, RMB3,449,000 and RMB30,973,000).
20 TRADE RECEIVABLES
2020 2019
RMB’000 RMB’000
Trade receivables
3,782,381
4,563,219
Including: receivables from related parties 2,955,797 3,477,558
Less: Provision for impairment of receivables(60,704)(61,135)
3,721,677
4,502,084
As at 31 December 2020 and 2019, the Group’s trade receivables were all denominated in RMB. The majority of the trade receivable were from state-owned railroad companies or companies in transportation industry.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
20 TRADE RECEIVABLES (continued)
The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within one year being not overdue. The aging analysis of the outstanding trade receivables is as follows:
2020 2019
RMB’000 RMB’000
Within 1 year
2,773,713
3,558,842
Over 1 year but within 2 years 653,062 747,600
Over 2 years but within 3 years 306,410 172,482
Over 3 years 49,196 84,295
3,782,381
4,563,219
The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables.
Movements on the provision for impairment of trade receivables are as follows:
2020 2019
RMB’000 RMB’000
At 31 December
61,135
61,212
Reversal of impairment loss provision(358) –
Written-off(73)(77)
At 31 December
60,704
61,135
The maximum exposure to credit risk at the reporting date is the carrying value mentioned above. The Group does not hold any collateral as security.

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2020 2019
RMB’000 RMB’000
Other receivables
606,452
255,494
Less: Provision for impairment(10,590)(10,590)
Other receivables, net (a)
595,862
244,904
Prepayments (b) 99,660 121,173
695,522
366,077
(a) Other receivables mainly represent miscellaneous deposits and receivables arising from the course of provision of non-railway transportation services by the Group.
Movements on the provision for impairment of other receivables are as follows:
2020 2019
RMB’000 RMB’000
At 31 December
10,590
10,590
Provision for impairment ––
Reversal of impairment loss provision ––
Written-off ––
At 31 December
10,590
10,590
(b) Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group. As at 31 December 2020, the input VAT with related invoices not been received or verified amounted to RMB94,536,000 (2019: RMB101,317,000).
2020
2019
RMB’000
RMB’000
Due from third parties
452,921
282,229
Due from related parties
242,601
83,848
695,522
366,077

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
21 PREPAYMENTS AND OTHER RECEIVABLES (continued)
The carrying amounts of the Group’s prepayments and other receivables are denominated in the following currencies:
2020 2019
RMB’000 RMB’000
RMB
695,522
365,364
HKD –713
695,522
366,077
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.
22 CASH AND CASH EQUIVALENTS
2020 2019
RMB’000 RMB’000
Cash at bank and on hand
1,485,232
1,562,334
Term deposits with initial term not more than three months ––
1,485,232
1,562,334
(a) The carrying amounts of the cash and cash equivalents are denominated in the following currencies:
2020 2019
RMB’000 RMB’000
RMB
1,458,200
1,473,434
HKD 27,003 88,892
USD 29 8
1,485,232
1,562,334

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23 SHARE CAPITAL
As at 31 December 2020 and 2019, the total authorised number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share. These shares are divided into A shares and H shares. They rank pari passu against each other and they were fully paid up.
As at 31 December
2019
Movement As at 31 December
2020
RMB’000 RMB’000 RMB’000
Authorised, issued and fully paid:
Listed shares
— H shares 1,431,300 –1,431,300
— A shares 5,652,237 –5,652,237
Total
7,083,537
–
7,083,537
24 RESERVES
According to the provisions of the Articles of Association of the Company, the Company shall first set aside 10% of its profit after tax attributable to shareholders as indicated in the Company’s statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company’s registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve, provided that it is approved by a resolution passed in a shareholders’ general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders’ general meeting under specific circumstances.
When the statutory surplus reserve is not sufficient to make good for any losses of the Company in previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.
The statutory surplus reserve, the discretionary surplus reserve and the share premium account could be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders’ general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
24 RESERVES (continued)
For the year ended 31 December 2020, no appropriations to reserves of the Company were proposed by the directors (2019: 10% and RMB78,264,000).
2020 2020 2019 2019
Percentage RMB’000 Percentage RMB’000
Statutory surplus reserve
–
–
10%
78,264
In accordance with the provisions of the Articles of Association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP or (b) IFRS. Due to the fact that the statutory financial statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders’ equity prepared under IFRS contained in these financial statements. The main difference between the retained earnings of the Company determined under PRC GAAP and those determined under IFRS was relating to accounting policies in respect of investment in associates adopted under PRC GAAP and IFRS.
For the year 2020 and 2019, the movement of “Special reserve — Safety Production Fund” of the Group are as below:
2020 2019
RMB’000 RMB’000
Beginning of the year
–
–
Appropriation for retained earnings 281,277 264,871
Utilisation(281,277)(264,871)
End of the year
–
–

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24 RESERVES (continued)
The Company is engaged in passenger and freight transportation business. In accordance with the regulations issued by Ministry of Finance and State Administration of Work Safety of the PRC, the Company is required to establish a special reserve (“Safety Production Fund”) calculated based on the passenger and freight transportation revenue of the previous year using the following percentages:
(a) 1% for regular freight business;
(b) 1.5% for passenger transportation, dangerous goods delivery business and other special business.
The Safety Production Fund is mainly used for the renovation and maintenance of security equipment and facilities. For the purpose of the consolidated financial statements under IFRS, such reserve is established through an appropriation from retained earnings based on the aforementioned method. When the Safety Production Fund is actually utilised, the actual expenses incurred are charged to profit or loss.
Financial assets at FVOCI
The Group has elected to recognise changes in the fair value of certain investments in equity securities in OCI, as explained in note 2.10. These changes are accumulated within the FVOCI reserve within equity. The Group transfers amounts from this reserve to retained earnings when the relevant equity securities are derecognised.
25 DEFERRED INCOME
2020 2019
RMB’000 RMB’000
Government grants
104,939
97,467
Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non- current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)

26 EMPLOYEE BENEFITS OBLIGATIONS

	2020 **RMB'000**	2019 RMB'000
Employee benefits obligations	**24,487**	26,345
Less: current portion included in accruals and other payables *(Note 29)*	**(24,487)**	(26,345)
	–	–

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007 and Guangmeishan Railway Company Limited ("GRCL") Business and Guangdong Sanmao Railway Company Limited ("GSRC") Business in 2016, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business, GRCL Business and GSRC Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the respective acquisitions.

The employee benefits obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management's current market assessment of the time value of money and risk specific to the obligation. The discount rate was determined with reference to treasury bond yields in the PRC.

The movement in the employee benefits obligation during current year is as follows:

	2020 **RMB'000**	2019 RMB'000
At 1 January	**26,345**	28,389
Additions	**–**	–
Payments	**(1,858)**	(2,044)
At 31 December	**24,487**	26,345

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27 TRADE PAYABLES
2020 2019
RMB’000 RMB’000
Payables to third parties
812,629
844,487
Payables to related parties 1,261,293 693,611
2,073,922
1,538,098
The aging analysis of trade payables was as follows:
2020 2019
RMB’000 RMB’000
Within 1 year
1,874,224
1,424,775
Over 1 year but within 2 years 146,717 61,371
Over 2 years but within 3 years 8,993 16,726
Over 3 years 43,988 35,226
2,073,922
1,538,098
28 CONTRACT LIABILITIES
2020 2019
RMB’000 RMB’000
Advances received from customers
186,959
438,705
Frequent traveller program 28,346 20,115
215,305
458,820

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
29
2020 2019
RMB’000 RMB’000
Advance received from disposal of assets classified as held for sale (Note 18)
–
848,066
Payables to GIDC assumed by business combination 360,560 368,560
Other deposits received 308,890 199,483
Salary and welfare payables 418,214 222,684
Deposits received for construction projects 131,965 145,446
Other taxes payable 62,942 109,735
Amounts received on behalf of Labour Union 87,566 95,206
Deposits received from ticketing agencies 25,408 30,298
Employee benefits obligations (Note 26) 24,488 26,345
Housing maintenance fund 2,480 2,431
Other payables 427,143 307,306
1,849,656
2,355,560
30 AUDITORS’ REMUNERATION
Auditors’ remuneration in respect of audit and non-audit services provided by the auditors for the year ended 31 December 2020 were RMB8,400,000 and RMB610,000 respectively (2019: RMB8,400,000 and RMB930,000 respectively).
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2020
2019
RMB’000
RMB’000
Due to third parties
1,401,338
1,895,881
Due to related parties
448,318
459,679
1,849,656
2,355,560

31 EMPLOYEE BENEFITS
2020 2019
RMB’000 RMB’000
Wages and salaries
5,949,037
5,726,123
Provision for medical, housing scheme and other employee
benefits (a)
1,326,476
1,353,800
Contributions to the defined contribution scheme (b) 408,922 999,020
7,684,435
8,078,943
(a) Housing scheme
In accordance with the PRC housing reform regulations, the Group is required to make contributions to a state-sponsored housing fund at 10% or 12% of the salaries of the employees. At the same time, the employees are also required to make a contribution at 10% or 12% of the salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group has no further legal nor constructive obligation towards housing benefits of these employees offered beyond the above contributions made.
(b) Defined contribution pension scheme
All the full-time employees of the Group are entitled to join a statutory pension scheme. The employees would receive pension payments equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group’s local staff are to be made monthly to a government agency based on the standard salary set by the provincial government. The government agency is responsible for the pension liabilities due to the employees upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to expense in the year to which the contributions relate.
(c) Five highest paid individuals
The five individuals whose emoluments were the highest in the Group for the year include one director (2019: one), four senior executives (2019: four) and no supervisor (2019: nil). No remuneration has been paid by the Group to the five highest paid individuals as an inducement to join or upon joining the Group or as a compensation for loss of office.
The emolument range of each individual is within the band of Nil to RMB512,000 (2019: Nil to RMB553,000).

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)

32 OTHER OPERATING EXPENSES

	2020 RMB'000	2019 RMB'000
Passenger security inspection expenses	**173,257**	222,705
Carriage cleaning expenses	**107,118**	139,130
Train station housekeeping expenses	**90,919**	98,467
Staff accommodation expenses	**82,634**	86,445
Other safety maintenance expenses	**75,726**	89,831
Bunk cleaning expenses	**68,125**	97,899
Spring Festival related transportation expenses	**42,514**	67,082
Passenger transportation facility maintenance	**22,434**	42,572
Professional expenses	**21,675**	37,351
Administrative expenses and others	**50,700**	392,188
	735,102	1,273,670

33 OTHER LOSSES — NET

	2020 RMB'000	2019 RMB'000
Loss on disposal of fixed assets — net	**(101,377)**	(103,560)
Government grants	**63,061**	22,492
Interest income from banks	**30,811**	24,736
Dividend income from FVOCI	**7,735**	7,047
Income from compensation	**115**	1,092
Impairment of fixed assets *(Note 6)*	**(11,835)**	(20,697)
Unwinding of interest accrued on long-term receivable	**3,786**	3,749
Others	**3,863**	36,045
	(3,841)	(29,096)

34 FINANCE COSTS — NET

	2020 RMB'000	2019 RMB'000
Interest expense of lease liabilities	**(57,629)**	(57,670)
Net foreign exchange (loss)/gains	**(1,452)**	2,592
Bank charges	**(1,564)**	(1,632)
	(60,645)	(56,710)

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35 INCOME TAX EXPENSE
In 2020 and 2019, the applicable income tax rate of the Company was 25%. An analysis of the current year income tax expense is as follows:
2020 2019
RMB’000 RMB’000
Current income tax
1,551
357,576
Deferred income tax (Note 12)(134,196)(96,448)
(132,645)
261,128
The tax on the Group’s loss/profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:
2020 2019
RMB’000 RMB’000
(Loss)/profit before tax
(690,745)
1,009,092
Tax calculated at the statutory rate of 25% (2019: 25%)
(172,686)
252,273
Effect of expenses not deductible for tax purposes 18,939 2,921
Effect of income not subject to tax(7,474)(1,762)
Tax losses for which no deferred tax asset was recognised 27,420 11,249
Adjustments for current tax of prior periods 1,194(2,410)
Utilisation of previously unrecognised tax losses(38)(1,143)
Income tax (credit)/expense
(132,645)
261,128

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
36 EARNINGS PER SHARE
The calculation of basic earnings per share is based on the net loss for the year attributable to equity holders of approximately RMB557,876,000 (2019: net profit, RMB748,439,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2019: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years.
2020 2019
RMB’000 RMB’000
Loss/(profit) attributable to owners of the Company
(557,876)
748,439
Weighted average number of ordinary shares in issue
7,083,537
7,083,537
Basic and diluted (loss)/earnings per share
RMB(0.08)
RMB0.11
37 DIVIDEND
No dividend was proposed for the year ended 31 December 2020 (2019: RMB425,012,000).

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38 CASH FLOW GENERATED FROM OPERATIONS
(a) Reconciliation from loss/profit before income tax to net cash generated from operations:
2020 2019
RMB’000 RMB’000
Profit before income tax:
(690,745)
1,009,092
Adjustments for:
Depreciation of fixed assets (Note 6) 1,662,179 1,637,298
Depreciation of right-of-use assets (Note 8) 65,511 65,324
Impairment of fixed assets (Note 6) 11,835 20,697
Gains on disposal of assets classified as held for sale
(Note 18)
(1,188,645)
–
Provision for impairment of materials and supplies
(Note 19)
–
10,793
Loss on disposal of fixed assets and costs on repairs 165,253 161,435
Amortisation of long-term prepaid expenses (Note 13) 19,340 16,438
Share of results of associates, net of tax (Note 11)(22,162) 7,039
Dividend income on FVOCI (Note 33)(7,735)(7,047)
Reversal of impairment of receivables(358) –
Amortisation of deferred income(8,377)(2,299)
Interest expense on lease liabilities 57,629 57,670
Interest income(8,310)(4,606)
Operating profit before working capital changes
55,415
2,971,834
Decrease/(increase) in trade receivables 780,765(638,401)
Decrease in materials and supplies 2,005 16,438
Increase in prepayments and other receivables(108,998)(64,221)
Decrease in long-term receivable 6,155 6,000
Increase in trade payables 701,825 98,393
Increase in accruals and other payables 150,454 358,625
Net cash generated from operations
1,587,621
2,748,668

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
38 CASH FLOW GENERATED FROM OPERATIONS (continued)
(b) In the cash flow statement, proceeds from disposal of fixed assets comprise:
2020 2019
RMB’000 RMB’000
Net book amount (Note 6)
225,003
168,806
Payable arising from disposal of fixed assets –(2,063)
Transfer to materials and supplies(27,151)(2,272)
Loss on disposal of fixed assets and costs on repairs(165,253)(161,435)
Proceeds from disposal of fixed assets
32,599
3,036
39 CONTINGENCY
There were no significant contingent liabilities as at 31 December 2020 and 31 December 2019 and up to the date of approval of these financial statements.

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40 COMMITMENTS
(a) Capital commitments
As at 31 December 2020, the Group had the following capital commitments:
2020 2019
RMB’000 RMB’000
Contracted but not provided for
444,270
804,298
Authorised but not contracted for
505,730
1,178,032
950,000
1,982,330
A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway lines of the Company, which would be financed by self-generated operating cash flow.
41 RELATED PARTY TRANSACTIONS
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.
(a) Related parties that control the Company or are controlled by the Company:
See note 10 for the principal subsidiaries.
None of the shareholders is the controlling entity of the Company.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
41 RELATED PARTY TRANSACTIONS (continued)
(b) Nature of the principal related parties that do not control/are not controlled by the Company:
(i) Guangzhou Railway Group and its subsidiaries
Name of related parties Relationship with the Company
Single largest shareholder and its subsidiaries
Guangzhou Railway Group Single largest shareholder
Guangzhou Railway Group YangCheng Railway Enterprise
Development Company Subsidiary of the single largest shareholder
GRCL Subsidiary of the single largest shareholder
GIDC Subsidiary of the single largest shareholder
Guangzhou Railway Material Supply Company Subsidiary of the single largest shareholder
Guangzhou Railway Station Service Centre Subsidiary of the single largest shareholder
Changsha Railway Construction Company Limited Subsidiary of the single largest shareholder
GSRC Subsidiary of the single largest shareholder
Guangzhou Yuetie Operational Development Company Subsidiary of the single largest shareholder
Guangzhou Railway Rolling Stock Works Company Limited Subsidiary of the single largest shareholder
Guangdong Tieqing International Travel Agency Company Limited Subsidiary of the single largest shareholder
Huaihua Railway Engineer Construction Company Subsidiary of the single largest shareholder
Xiashen Railway Guangdong Company Limited Subsidiary of the single largest shareholder
Ganshao Railway Company Limited Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Engineering Co., Ltd. Subsidiary of the single largest shareholder
Guangdong Yuetong Railway Logistics Company Limited Subsidiary of the single largest shareholder
Sanmao Railway Company Xiaotangxi Freight Field Service Company Subsidiary of the single largest shareholder
Guangzhou Railway Technology Development Co., Ltd. Subsidiary of the single largest shareholder
Guangzhou Anmao Railway Consulting Construction Company
Limited Subsidiary of the single largest shareholder
Guangzhou Beiyang Information Technology Company Limited Subsidiary of the single largest shareholder
Hunan Railway Lianchuang Technology Development Co., Ltd. Subsidiary of the single largest shareholder
Guangzhou Northeast Freight Car Outer Winding Railway Co., Ltd. Subsidiary of the single largest shareholder
Hunan Changtie Loading & Unloading Co., Ltd. Subsidiary of the single largest shareholder
Guangzhou Ruiwei Economy Development Co., Ltd Subsidiary of the single largest shareholder
Guangzhou Railway Technology Development Surveying Co., Ltd. Subsidiary of the single largest shareholder

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41 RELATED PARTY TRANSACTIONS (continued)
(b) Nature of the principal related parties that do not control/are not controlled by the Company: (continued)
(ii) Associates of the Group
Name of related parties Relationship with the Company
Tiecheng
Associate of the Group
Shentu Associate of the Group
(iii) Relationship with CSRG and other railway companies
On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR were transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to the CSRG. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were transferred to the CSRG (“Reform”). The Reform was completed since 1 January 2017 and the Company disclosed details of transactions undertaken with CSRG Group for both years of 2020 and 2019 for reference. Unless otherwise specified, the transactions with CSRG Group disclosed below have excluded transactions undertaken with Guangzhou Railway Group and its subsidiaries.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
41 RELATED PARTY TRANSACTIONS (continued)
(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties:
(i) Material transactions undertaken with Guangzhou Railway Group and its subsidiaries:
2020 2019
RMB’000 RMB’000
Provision of services and sales of goods
Transportation related services
Provision of train transportation services to
Guangzhou Railway Group and its subsidiaries (i)
2,345,512
2,060,518
Revenue collected by CSRG for railway network usage and related services provided to
Guangzhou Railway Group and its subsidiaries (ii)
1,332,346
1,563,191
Revenue from railway operation service provided to
Guangzhou Railway Group’s subsidiaries (iii)
842,350
812,470
4,520,208
4,436,179
Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)
34,705
45,642

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
178
179

41 RELATED PARTY TRANSACTIONS (continued)
(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: (continued)
(i) Material transactions undertaken with Guangzhou Railway Group and its subsidiaries: (continued)
2020 2019
RMB’000 RMB’000
Services received and purchases made
Transportation related services
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries (i) (vi)
753,288
774,291
Costs settled by CSRG for railway network usage and related services provided by Guangzhou
Railway Group and its subsidiaries (ii)
1,985,768
2,194,467
2,739,056
2,968,758
Other services
Provision of repair and maintenance services by
Guangzhou Railway Group and its subsidiaries (iv)
297,809
441,719
Purchase of materials and supplies from Guangzhou
Railway Group and its subsidiaries (iv)
722,487
623,433
Provision of construction services by Guangzhou
Railway Group and its subsidiaries (v)
285,616
363,424
1,305,912
1,428,576

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
41 RELATED PARTY TRANSACTIONS (continued)
(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: (continued)
(i) Material transactions undertaken with Guangzhou Railway Group and its subsidiaries: (continued)
(i) The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.
(ii) Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.
(iii) The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and agreed between both contracting parties.
(iv) The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.
(v) Based on construction amount determined under national railway engineering guidelines.
(vi) The amount recognised in 2020 does not include the payment of short term leases related to the lease of passenger trains paid to Guangzhou Railway Group amounting to RMB292,603,000 (2019: RMB247,714,000).
(ii) Material transactions with CSRG and other railway companies
When the passenger trains and freight trains operated by the Group pass through rail lines owned by other railway companies controlled by the CSRG, the Group need to pay those companies for the services rendered (track usage, locomotive traction and electric catenaries service, etc.), and vice versa. The charge rate of such services are instructed by the CSRG and are collected and settled by the CSRG according to its central recording and settlement systems (see details in note 2.22).

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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181

41 RELATED PARTY TRANSACTIONS (continued)
(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: (continued)
(ii) Material transactions with CSRG and other railway companies (continued)
In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with the CSRG Group:
2020 2019
RMB’000 RMB’000
Provision of services and sales of goods
Transportation related services
Provision of train transportation services to CSRG
Group (i)
57,349
69,958
Revenues collected by CSRG for services provided to
CSRG Group (ii)
2,105,206
2,479,015
Revenues from railway operation service provided to
CSRG Group (iii)
2,214,460
2,392,333
4,377,015
4,941,306
Other services
Provision of repairing services for cargo trucks to
CSRG Group (ii)
436,955
370,990
Sales of materials and supplies to CSRG Group (iv) –8,330
Provision of apartment leasing services to CSRG
Group (iv)
456
574
Others 887 —
438,298
379,894

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
41 RELATED PARTY TRANSACTIONS (continued)
(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: (continued)
(ii) Material transactions with CSRG and other railway companies (continued)
2020 2019
RMB’000 RMB’000
Services received and purchases made
Transportation related services
Provision of train transportation services by CSRG
Group (i) (vi)
18,872
37,408
Cost settled by CSRG for services provided by CSRG
Group (ii) (vi)
1,506,541
2,107,765
1,525,413
2,145,173
Other services
Provision of repair and maintenance services by
CSRG Group (iv)
28,928
29,066
Purchase of materials and supplies from CSRG
Group (iv)
12,362
23,968
Provision of construction services by
CSRG Group (v)
2,662
23,636
43,952
76,670
(i) The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.
(ii) Such revenue/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.
(iii) The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.
GUANGSHEN RAILWAY 2020 ANNUAL REPORT
182
183

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 182 – 183

41 RELATED PARTY TRANSACTIONS *(continued)*

(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: *(continued)*

(ii) Material transactions with CSRG and other railway companies *(continued)*

(iv) The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v) Based on construction amounts determined under national railway engineering guidelines.

(vi) The amount recognised in 2020 does not include the payment of short term leases related to the lease of passenger trains and freight trains to CSRG amounting to RMB554,003,000 (2019: RMB436,323,000).

(iii) Revenues collected and settled through the CSRG:

	2020 **RMB'000**	2019 RMB'000
Passenger transportation	**3,769,231**	7,475,003
Freight transportation	**1,456,605**	1,740,907
Other transportation related services	**24,048**	74,870
	5,249,884	9,290,780

(iv) Lease — as lessee:

In 2020, the depreciation expense of the right-of-use assets was RMB13,378,000 (2019: RMB13,378,000), the interest expense of lease liabilities was RMB57,629,000 (2019: RMB57,670,000), and the actual payment to Guangzhou Railway Group was RMB60,750,000 (2019: RMB59,620,000).

In 2020, the payment of short term leases related to the lease of passenger trains to Guangzhou Railway Group was RMB292,603,000 (2019: RMB247,714,000), the payment of short term leases related to lease of passenger trains and freight trains to CSRG was RMB554,003,000 (2019: RMB436,323,000).

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
41 RELATED PARTY TRANSACTIONS (continued)
(d) Key management compensation
The compensation paid or payable to key management for employee services is shown in note 43.
(e) As at 31 December 2020, the Group had the following material balances maintained with related parties:
(i) Material balances with Guangzhou Railway Group and its subsidiaries:
2020 2019
RMB’000 RMB’000
Trade receivables
1,853,846
2,329,206
— Guangzhou Railway Group (i) 208,024 549,092
— Subsidiaries of Guangzhou Railway Group (i) 1,645,822 1,780,112
— Associates –2
Prepayments and other receivables 59,580 35,430
— Guangzhou Railway Group 431 4
— Subsidiaries of Guangzhou Railway Group 59,106 35,426
— Associates 43 –
Prepayments for fixed assets and construction-in- progress
–
4,021
— Subsidiaries of Guangzhou Railway Group (ii) –2,815
— Associates –1,206
Trade payables 1,243,372 672,849
— Guangzhou Railway Group (i) 85,076 99,696
— Subsidiaries of Guangzhou Railway Group (ii) 1,147,912 533,726
— Associates 10,384 39,427
Payables for fixed assets and construction-in- progress
876,031
467,745
— Guangzhou Railway Group 122,684 23,496
— Subsidiaries of Guangzhou Railway Group 376,569 201,353
— Associates 376,778 242,896
Contract liabilities 436 99
— Subsidiaries of Guangzhou Railway Group 341 99
— Associates 95 –
Accruals and other payables 443,754 450,534
— Guangzhou Railway Group 5,104 2,713
— Subsidiaries of Guangzhou Railway Group (iii) 429,442 447,821
— Associates (iv) 9,208 –

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
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185
41 RELATED PARTY TRANSACTIONS (continued)
(e) As at 31 December 2020, the Group had the following material balances maintained with related parties: (continued)
(i) Material balances with Guangzhou Railway Group and its subsidiaries: (continued)
(i) The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represent service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.
(ii) The trade payables due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.
(iii) The other payables due to subsidiaries of Guangzhou Railway Group mainly represent the performance deposits received for construction projects and deposits received from ticketing agencies.
(iv) The other payables due to associates mainly represent the performance deposits received for construction projects operated by associates.
As at 31 December 2020, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand.
(ii) Material balances with CSRG Group:
As at 31 December
2020 2019
RMB’000 RMB’000
Due from CSRG Group
— Trade receivables 1,101,951 1,148,352
— Other receivables 183,021 48,418
Due to CSRG Group
— Trade payables and payables for fixed assets
and construction-in-progress
71,082
69,335
— Other payables 4,564 3,466
As at 31 December 2020, all the balances maintained with CSRG Group were unsecured, non- interest bearing and were repayable on demand.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
42 BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY
Balance sheet of the Company
As at 31 December
2020 2019
ASSETS
Non-current assets
Fixed assets — net 22,947,270 23,491,187
Right-of-use assets 2,914,888 2,757,705
Construction-in-progress 2,778,676 2,378,974
Prepayments for fixed assets and construction-in-progress 7,268 11,901
Leasehold land payments ––
Goodwill 281,255 281,255
Investments in subsidiaries 82,531 82,531
Investments in associates 121,855 121,855
Deferred tax assets 434,550 302,888
Long-term prepaid expenses 42,614 39,723
Financial assets at fair value through other comprehensive
income
375,913
349,327
Long-term deposits 160,000 –
Long-term receivable 23,734 26,103
30,170,554
29,843,449
Current assets
Assets classified as held for sale –2,183
Materials and supplies 292,269 266,664
Trade receivables 3,716,035 4,493,385
Prepayments and other receivables 849,475 470,436
Short-term deposits 60,000 –
Cash and cash equivalents 1,485,223 1,562,324
6,403,002
6,794,992
Total assets
36,573,556
36,638,441

GUANGSHEN RAILWAY 2020 ANNUAL REPORT
186
187
42 BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY (continued)
Balance sheet of the Company (continued)
As at 31 December
Note 2020 2019
EQUITY AND LIABILITIES
Capital and reserves attributable to the Company’s equity holders
Share capital 7,083,537 7,083,537
Share premium(a) 11,564,462 11,564,462
Other reserves(a) 3,266,425 3,266,425
Retained earnings(a) 6,474,359 7,375,835
Total equity
28,388,783
29,290,259
Liabilities
Non-current liabilities
Lease liabilities 1,315,693 1,117,936
Deferred income related to government grants 104,939 97,467
1,420,632
1,215,403
Current liabilities
Trade payables 2,052,908 1,512,265
Contract liabilities 215,197 458,740
Payables for fixed assets and construction-in- progress
2,914,696
1,802,588
Dividends payable 874 15
Income tax payable –249,977
Current portion of lease liabilities 61,880 58,490
Accruals and other payables 1,503,752 2,050,704
Other current liabilities 14,834 –
6,764,141
6,132,779
Total liabilities
8,184,773
7,348,182
Total equity and liabilities
36,573,556
36,638,441
The balance sheet of the Company was approved by the Board of Directors on 29 March 2021 and was signed on its behalf.
Wu Yong Hu Lingling
Director Director

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
42 BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY (continued)
(a) Reserve movement of the Company:
Share premium Other reserves Retained earnings
At 1 January 2019
11,564,462
3,188,161
7,089,433
Total comprehensive income – – 789,678
Profit for the year – – 789,678
Other comprehensive income – – –
Special reserve — Safety Production Fund – – –
Appropriation – 264,871(264,871)
Utilisation –(264,871) 264,871
Appropriations from retained earnings – 78,264(78,264)
Transaction with owners:
–
–
(425,012)
Dividends relating to 2018 – –(425,012)
At 31 December 2019 11,564,462 3,266,425 7,375,835
At 1 January 2020
11,564,462
3,266,425
7,375,835
Total comprehensive income – –(476,464)
(Loss)/profit for the year – –(476,464)
Other comprehensive income – – –
Special reserve — Safety Production Fund – – –
Appropriation – 281,277(281,277)
Utilisation –(281,277) 281,277
Appropriations from retained earnings – – –
Transaction with owners:
–
–
(425,012)
Dividends relating to 2019 – –(425,012)
At 31 December 2020 11,564,462 3,266,425 6,474,359
GUANGSHEN RAILWAY 2020 ANNUAL REPORT
188
189

GUANGSHEN RAILWAY 2020 ANNUAL REPORT 188 – 189

43 BENEFITS AND INTERESTS OF DIRECTORS

(a) Directors', supervisors' and senior executives' emoluments

For the year ended 31 December 2020

Emoluments paid or receivable in respect of a person's services as a director, whether of the Company or its subsidiary undertaking

Name	Fee *RMB'000*	Salary *RMB'000*	Discretionary bonuses *RMB'000*	Housing allowance *RMB'000*	Allowances and benefits in kind *RMB'000*	Employer's contribution to a retirement benefit scheme *RMB'000*	Remunerations paid or receivable in respect of accepting office as director *RMB'000*	Total *RMB'000*
Directors								
Wu, Yong	-	-	-	-	-	-	-	-
Guo, Ji'an *(i)*	-	-	-	-	-	-	-	-
Guo, Xiangdong *(ii)*	-	324	22	42	12	21	-	421
Chen, Song *(i)*	56	-	-	-	-	-	-	56
Jia, Jianmin *(i)*	76	-	-	-	-	-	-	76
Wang, Yunting *(i)*	56	-	-	-	-	-	-	56
Guo, Jiming								
Wang, Bin *(iii)*								
Zhang, Zhe								
Ma, Shiheng *(iii)*	79	-	-	-	-	-	-	79
Tang, Xiaofan *(iii)*	61	-	-	-	-	-	-	61
Qiu, Zilong *(iii)*	61	-	-	-	-	-	-	61
Supervisors								
Liu, Mengshu	-	-	-	-	-	-	-	-
Chen, Shaohong	-	-	-	-	-	-	-	-
Xiang, Lihua	-	-	-	-	-	-	-	-
Meng, Yong	-	-	-	-	-	-	-	-
Song, Min *(i)*	-	111	8	17	5	9	-	150
Zhou, Shangde	-	286	26	42	7	17	-	378
Lin, Wensheng *(iii)*	-	154	10	19	6	8	-	197
Chief Executive								
Hu, Lingling *(iv)*	-	419	20	42	12	19	-	512
Senior Executives								
Luo, Jiancheng	-	327	20	42	8	14	-	411
Tang, Xiangdong	-	288	22	42	47	17	-	416
Luo, Xinpeng	-	317	20	42	11	19	-	409
Gong, Yuwen *(iv)*	-	321	20	42	11	19	-	413

(i) Resigned from the position in June 2020.

(ii) Appointed the position of senior executive in June 2020.

(iii) Appointed the position of director in June 2020.

(iv) Appointed the position of senior executive in May 2020.

Notes to the Financial Statements
For the year ended 31 December 2020
(All amounts expressed in Renminbi unless otherwise stated)
43 BENEFITS AND INTERESTS OF DIRECTORS (continued)
(a) Directors’, supervisors’ and senior executives’ emoluments (continued)
For the year ended 31 December 2019
Emoluments paid or receivable in respect of a person’s services as a director, whether of the Company or its subsidiary undertaking
Name
Fee
Salary
Discretionary
bonuses
Housing allowance
Allowances and benefits in kind
Employer’s contribution to a retirement benefit scheme Remunerations paid or receivable
in respect of accepting office
as director
Total
RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000
Directors
Wu, Yong – – – – – – – –
Luo, Qing (i) – 237 73 38 25 49 – 422
Yu, Zhiming (i) – – – – – – – –
Guo, Ji’an – – – – – – – –
Guo, Jiming (iii) – – – – – – – –
Zhang, Zhe (iii) – – – – – – – –
Chen, Xiaomei (i) – – – – – – – –
Guo, Xiangdong (iii) – 266 72 38 23 49 – 448
Chen, Song 112 – – – – – – 112
Jia, Jianmin 148 – – – – – – 148
Wang, Yunting 112 – – – – – – 112
Supervisors
Liu, Mengshu – – – – – – – –
Chen, Shaohong – – – – – – – –
Shen, Jiancong (ii) – – – – – – – –
Li, Zhiming (i) – – – – – – – –
Song, Min – 222 54 34 21 45 – 376
Zhou, Shangde – 229 52 38 27 43 – 389
Meng, Yong (iv) – – – – – – – –
Xiang, Lihua (v) – – – – – – – –
Chief Executive
Hu, Lingling – 380 65 38 23 47 – 553
Senior Executives
Luo, Jiancheng – 272 68 38 20 43 – 441
Tang, Xiangdong – 269 71 38 21 45 – 444
Luo, Xinpeng (vi) – 67 61 10 7 37 – 182
Gong, Yuwen – 271 68 38 22 47 – 446
During the year ended 31 December 2020, no director received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office; no directors and senior management waived or has agreed to waive any emoluments (2019: Nil).
GUANGSHEN RAILWAY 2020 ANNUAL REPORT
190
191

43 BENEFITS AND INTERESTS OF DIRECTORS (continued)
(b) Director’s retirement benefits
The retirement benefits paid to directors during the year end of 2020 by a defined contribution pension plan (basic endowment insurance and enterprise annuity) in respect of their services as director of the Company and its subsidiaries are RMB143,000 (2019: RMB405,000) respectively. No other retirement benefits were paid to them in respect of their other services in connection with the management of the affairs of the Company or its subsidiary undertaking (2019: Nil).
(c) Directors’ termination benefits
During the year ended 31 December 2020, no payments to the directors of the Company as compensation for the early termination of the appointment (2019: Nil).
(d) Consideration provided to third parties for making available directors’ services
During the year ended 31 December 2020, the Company did not provide to third any party for making available director’s services (2019: Nil).
(e) Information about loans, quasi-loans and other dealings in favour of directors, controlled bodies corporate by and connected entities with such directors
During the year ended 31 December 2020, no loans, quasi-loans or other dealings in favour of directors of the Company, controlled bodies corporate by and connected entities with such directors (2019: Nil).
(f) Directors’ material interests in transactions, arrangements or contracts
Except the transactions with Guangzhou Railway Group as disclosed in note 41, no significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year (2019: Nil).

Chapter 12
Documents Available for Inspection
DOCUMENTS AVAILABLE FOR INSPECTION
1. Accounting statements signed and stamped by the legal representative, person in charge of accounting affairs and responsible person of the accounting firm;
2. The original audit report stamped by PricewaterhouseCoopers Zhong Tian LLP and signed and stamped by the certified public accountants and the financial statements prepared in accordance with China accounting standards, and the original audit report stamped by PricewaterhouseCoopers and the financial statements prepared in accordance with IFRS;
3. The originals of all documents and announcements of the Company disclosed in the China Securities Journal, Securities Times, Shanghai Securities News and Securities Daily during the reporting period;
4. The annual report published on the website of SEHK and the annual report published on the website of NYSE (Form 20-F).
The documents are placed with the Secretariat to the Board. Chairman of the Board: Wu Yong
Date of Approval from the Board: 29 March 2021